

AR/S
P.E. 12-31-06



THE X FACTOR

ANNUAL REPORT 2006

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

POLYCOM® INC.
TOGETHER, GREAT THINGS HAPPEN.®

POLYCOM COLLABORATION: THE FACTOR

FOR TODAY'S HIGH PERFORMANCE GLOBAL COMPANIES.

Global organizations today believe they are remaining competitive and adding efficiencies by cutting costs through outsourcing, off-shoring and strategic partnering. In reality those business models add distance to the workplace, actually lowering productivity and efficiency by preventing people from collaborating and therefore slowing decisions, innovation, and response to changing market conditions.

Polycom's mission is to create top and bottom line value by improving performance and removing the distance in today's globally dispersed companies. We do this by delivering the most lifelike and highly productive communications and remote meetings from anywhere to anywhere – instantly. This encourages collaboration, better decisions, enhanced relationships, faster time to market, and increased sales – all of which result in a significant and measurable competitive advantage for our customers.

The Polycom® HDX, RMX, RPX™, VSX™, and PVX™ collaboration solutions are the X Factor that break the rules of business physics to deliver unprecedented results. People who are not co-located can perform as if they are, and on an ad-hoc, 24/7 basis. Recent IDC research finds productivity gains of up to 30 percent among our global enterprise customers after they deploy video.[1] Such customers use our voice, video and content collaborative solutions to create a competitive advantage across their lines of business, from sales and manufacturing, to R&D and HR, to marketing and management.

It is the demand for our market leading solutions that drives Polycom's continued momentum. The company grew 18% in 2006. Also, we recently delivered next generation platforms across our entire product landscape: voice, video and network. We expanded our offering to include voice over IP mobile solutions and the Polycom RPX immersive telepresence suite, a complete HD solution, and we delivered deeper integration with partners such as Alcatel-Lucent, Avaya, Cisco, IBM, Microsoft, Nortel, and Skype. Polycom is the smart choice for global organizations that rely on collaboration to achieve competitive advantage.

[1] IDC: white paper sponsored by Polycom, "Seeing is Believing: Understanding the Value of Video Collaboration," IDC # 206308, April 2007

$682.4



NET REVENUES

$ millions

$147.7



OPERATING CASH FLOW

$ millions

$61.0



DEFERRED REVENUE

$ millions

$71.9



NET INCOME

$ millions

[2] Net of a $27.5 million litigation settlement

COLLABORATION AND THE BOTTOM LINE

CIOs report their top four priorities are improving business processes, reducing enterprise wide operating costs, attracting and growing customer relationships, and supporting competitive advantage. Their budgets are primarily going to security enhancement tools; mobile workforce applications and collaboration technologies.[3] In fact, two of the top three applications driving future investments in company data and telephony network budgets are remote/teleworker solutions and video conferencing solutions.[4] Polycom delivers market leading solutions for secure collaboration and mobility that address all four of these IT priorities.

Polycom collaborative solutions deliver quantum leaps in organizational productivity and efficiency. A new IDC white paper entitled "Seeing is Believing: The Value of Video Collaboration," reports specific metrics of how companies using Polycom collaboration have become more globally competitive through improved company agility, faster response time to customers, streamlined engineering efforts, and increased productivity.[5]

ENTERPRISE

W.R. Grace is a leading supplier of specialty construction chemicals and materials with $2.5 billion in revenue and over 6,000 employees in 40 countries. W.R. Grace relies on remote collaboration from Polycom to leverage employee expertise and respond to changing market dynamics. R&D collaborates over video to decrease development times, while virtual town hall meetings over audio and video connect 2,000 employees on a single call to save the company over a million dollars annually. At W.R. Grace, video collaboration reduces meeting times and enables faster decisions by 50 percent. In one year alone, W.R. Grace saved $8 million from increased productivity and lower outsourcing and travel costs.

SABMiller is the world's second largest brewer, with headquarters in the U.K. They use Polycom video collaboration solutions throughout the company, from Board meetings to interviewing job candidates and training staff to targeting specific brands in local markets. SABMiller reports easier and faster decision making with video. A recent collaboration pilot project that involves moving video to the desktop is expected to deliver an overall 35 percent increase in collaboration efforts. Video collaboration enables the general staff to cut travel costs and, more importantly, to cut lost productivity due to the time it takes to travel.

PUBLIC SECTOR

The enterprise isn't the only type of organization to realize the benefits of Polycom collaboration. Curriculum development, virtual fieldtrips, telemedicine, training and continuing education, teleworking, continuity of operations, first responders, mobile response, command and control, and telejustice are just a few of the applications for video collaboration in the public sector, where benefits move well beyond cost cutting to actually improving people's lives and safety.

> "Collaborative cultures are breaking down silos, changing business models and the very nature of the way we work. They are a hallmark of the most successful global enterprises which realize real-time, interactive video is essential to collaboration."
>
> Evan Rosen, author of *The Culture of Collaboration*

[3] Gartner: "Rethinking Network Design Practices" presented by Mark Fabbi and Bob Hafner at Gartner Symposium IT Expo 2006; October 2006
[4] IDC: "Definition of the Unified Communications Ecosystem", IDC #204737 Volume 1, January 2007
[5] IDC: white paper sponsored by Polycom, "Seeing is Believing: Understanding the Value of Video Collaboration", IDC # 206308, April 2007



> More and more companies are deploying unified communications and collaboration technologies, recognizing that such tools can make the difference between success and failure in today's global marketplace.

anie Tur ncipal Analyst
Frost ullivan



EDUCATION

Maharashtra Knowledge Corporation Limited (MKCL) is located in the state of Maharashtra – India's second-most populated state with a vastly distributed population of 97 million. Over 45 percent of the Indian population is currently below 20 years of age; by 2012 that number is expected to rise to 55 percent. So when MKCL needed an innovative solution in anticipation of the country's changing educational needs, they chose Polycom video conferencing to extend their e-learning offerings and create virtual classrooms. MKCL's distance-learning video installation is India's largest. More than 1.5 million students in over 2,000 academic institutions benefit from their educational services. Now, even the most remotely-located students receive an education that is on par with their urban counterparts.

HEALTHCARE

A pressing problem in rural healthcare is access to specialists, particularly mental health professionals. In rural Northern California there is only one child psychiatrist within a 24,500 square mile area. The Northern Sierra Rural Health Network (NSRHN) relies on Polycom video to deliver specialty medical care. Of the 5,000 clinical telemedicine consults its network facilitates, 61 percent are telepsychiatry sessions, which save patients hours of driving time while also providing access to quality mental health care.

GOVERNMENT

Oakland County, Michigan uses Polycom video to connect courtrooms, police departments, prosecutors, jails and other public safety-oriented locations. The Polycom "OakVideo" system provides efficient processing from booking through arraignment, saving taxpayer money and increasing public safety. It is estimated the county will save $4.2 million annually on costs related to arraignments due to reduced defendant transportation and prisoner housing costs. Oakland County's communities are also safer thanks to redeployed police officers, fewer offenders at community correction facilities, and less frequent transports of arraignees to the courtroom.

JUST LIKE BEING THERE

Polycom voice, video and content solutions lead the industry in innovation. We have nearly 600 patents issued and pending. Our technology advancements are at the center of SIP and other core industry standards. Our award-winning products are best-in-breed and provide the only end-to-end collaboration solution with a full portfolio of voice, video, content sharing, and network infrastructure for wired and wireless environments.

But the transforming power of Polycom isn't in the technology – it's in the quality of the experience the technology enables. The Polycom experience is like no other. Whether you are on a Polycom IP handset, enterprise wireless phone or conference phone, desktop video application or system, conference room video system or in one of our telepresence suites – or on a call that combines participants using all of these communications solutions – the result is truly "just like being there."

So lifelike, so immersive, so natural, so easy to use that the distance melts away, the technology becomes invisible, and all that remains is what people are saying, the importance of their ideas, and the collaborative decisions they make.

With the new HDX, RMX and RPX platforms joining the Polycom X Factor robust portfolio, simple communication becomes collaboration.

POLYCOM ULTIMATEHD™:
END-TO-END HD AT THE HEART
OF THE EXPERIENCE

At Polycom, high definition goes well beyond enhanced video resolution since you not only need to see in HD, but hear in HD, view HD multimedia content, conduct HD calls among multiple locations, record and stream HD sessions, and deliver HD service and support. Recently introduced, the Polycom UltimateHD solution is a new architecture designed for collaboration that delivers superbly detailed and highly engaging virtual meetings, whether they are on-demand or scheduled.



HD VIDEO WITH POLYCOM HDX 9000™ SERIES

The Polycom HDX 9000 series is the next generation high performance video platform that supports HD and delivers pure clarity, rich detail and extended fidelity on a scale never before available to meetings over distance. Using the Polycom HDX video platform, remote participants simply dial a familiar company extension or use a remote to point and click to pre-programmed address book numbers in order to initiate a video call. Once in the call, a user can engage fully and easily, seeing and hearing in sharp clarity, including design details and facial and spoken nuances. The Polycom HDX video platform is the only HD video platform to support simultaneous HD multimedia content from CAD drawings to movies to patient X-rays, and all with Siren™ 22 kHz StereoSurround™ audio. HDX sessions can be recorded, archived and streamed with the RSS™ 2000 streaming server, making it easier for customers to record and distribute events such as company meetings, investor relations calls, and training seminars.

IMMERSIVE TELEPRESENCE WITH POLYCOM RPX

The Polycom RealPresence™ Experience (RPX) is the only "immersive" telepresence solution. A room within a room, the RPX is designed with every detail in mind, such as camera and microphone placement, personal content displays, sweeping cinematic screens, and tiered seating alignment, to make you believe that you and your remote colleagues are literally sitting in the same conference room. The Polycom HDX video codecs, patented EyeConnect™ technology, and 22 kHz StereoSurround sound deliver a richly detailed, virtually 360 degree experience that differentiates the Polycom telepresence solution from those of our competitors. Based on open standards, the Polycom RPX telepresence solution can also call the other million plus standards-based video systems that are already installed in the world today.

POLYCOM HD VOICE™

At the foundation of the Polycom experience is superior voice quality – long recognized as a hallmark and differentiator of the Polycom brand. In 2006, Polycom revolutionized advanced Voice over IP by delivering high fidelity HD Voice technology. Polycom HD Voice technology captures the frequencies of human speech that are most sensitive to the human ear, taking audio quality from AM radio to CD. Polycom incorporates HD Voice across its voice product line, from the SoundStation VTX 1000® conference phone to the Polycom family of IP handsets to the new Polycom Communicator™ line of PC speakerphones. The acquisition of SpectraLink, a leading provider of mobile wireless phones, completes Polycom's end-to-end solution for wired and wireless Voice over IP for the enterprise. In 2006, Polycom became a founding member of the V²oIP Quality Alliance to help shape and support the direction of voice and video over IP quality.

ON DEMAND COLLABORATION WITH POLYCOM RMX

The Polycom RMX 2000™ real-time media conferencing platform eliminates latency and simplifies the management of multipoint video (multiple locations on a single call) as well as unified conferencing (video, voice, and content all on a single call) within enterprises and across service provider IP networks. The Polycom RMX 2000 conferencing platform is a flexible architecture that addresses the growing demand for a high performance video conferencing infrastructure that can support both room video conferencing systems, as well as extensive deployments of desktop video collaboration, on-demand or instantaneous conferencing, and high-bandwidth, processing-intensive applications such as high definition (HD) video and telepresence.

PARTNERS EXTEND POLYCOM'S REACH

Polycom communications and collaboration solutions are at the center of a large partner ecosystem that includes call management, presence-based, and wireless alliance partners, service providers, integrators, and the channel. These partners play a critical role in extending the delivery and support for Polycom collaboration by integrating it at the center of today's wired and wireless unified communications networks. Our mutual customers benefit from scalable, on-demand communications and collaboration solutions that extend from the network core, to the desktop and room, to the mobile device.

AT THE DESKTOP
We deliver Polycom solutions that can be launched from a hard or softphone, instant message buddy list, application, or dedicated executive desktop system.

IN GROUP SETTINGS
We custom configure and provide managed services for conference rooms, boardrooms, telepresence suites, classrooms, courtrooms, training facilities and auditoriums.

AND FOR THE MOBILE WORKFORCE
We ensure that whether workers are on a retail or manufacturing floor, on rounds in a hospital, or road warriors calling in to join virtual meetings, they all enjoy the same quality communications and collaboration experience.

Polycom's worldclass channels are trained and certified to plan, design, deploy, integrate, operate, maintain and optimize our wired and wireless solutions into our customers' and service providers' networks. Together, we deliver consultative IP networking, bandwidth and performance assessments, seamless and secure standards-based integration of our solutions into leading environments, maintenance and diagnostic professional services, and best practices for communications and collaboration.

In 2006, Polycom continued to deepen and expand our partner ecosystem.

IN THE OFFICE
We extended our **Microsoft** partnership to support VoIP telephony on the upcoming Microsoft Office Communications Server 2007 with integrated SIP phones, as well as added Office Communicator buddy lists to our endpoints for secure intra-company communications.

We delivered a second-generation joint video telephony solution with **Avaya**, expanded our global distribution agreement to include the RPX product line, and continued our OEM partnership for conference phones.

We jointly launched converged VoIP, video and web conferencing solutions with **Alcatel-Lucent** in EMEA and Asia.

We began integration of Polycom's RMX 2000 media server and video endpoints with **IBM** Sametime.

We delivered native **Cisco** SCCP support on our VSX video systems, continued our OEM partnership to deliver our conference phones, and as a Cisco Technology Partner, began delivering applications that will allow Cisco Unified IP Phones to make video calls and to control Polycom video conferencing endpoints.

We certified our desktop and conference phones interoperable with the **Nortel** IP Telephony Platform and continued our OEM partnership with Nortel for our market leading conference phones.

With **Skype**, we jointly developed and certified the new Polycom Communicator PC speakerphone and VoiceStation® 500 conference phone, and also delivered certified versions of the Polycom Communicator for **BroadSoft** and **CounterPath** users.

Through partnerships with **3Com**, **ADTRAN**, **Comverse**, **Digium**, **Objectworld**, **Pingtel**, **Sphere**, and **Whaleback**, among others, we provided certified interoperable Polycom IP handsets and conference phones to small and medium businesses.

FOR ROOM SYSTEMS
We certified twenty-two service providers and value added resellers including **AT&T**, **BT Conferencing**, and **Verizon**, to begin selling, installing and/or servicing our immersive RPX telepresence suites. Several of the partners are now launching managed services in the form of Video Network Operating Centers (VNOCs) for their telepresence customers.

FOR CHANNEL PARTNERS
We delivered new Professional and Elite levels of certification and program services, thus ensuring 24/7 service and support, network consulting, performance benchmarking, and audio networking.

presence-based architectures

service providers

channels

wireless environments

integrators

call management platforms



RECOGNITION IN 2006



EMEA PRODUCT INNOVATION OF THE YEAR
Polycom Communicator™
Voice Conferencing Device



BEST NEW CONFERENCING PRODUCT
Polycom RPX™ Telepresence Solution



APAC MARKET LEADERSHIP
Video Conferencing Infrastructure Systems



WELL CONNECTED AWARD
Polycom VSX™ 5000
Video Conferencing Endpoint



EMEA MOST INNOVATIVE PRODUCT
Polycom Communicator
Voice Conferencing Device



APAC #1 CUSTOMER SATISFACTION
Polycom, Inc.



APAC EDITOR'S CHOICE
Polycom VSX™ 6000
Video Conferencing Endpoint



APAC MARKET LEADERSHIP
Video Conferencing Endpoints



EMEA BEST BUY AWARD
Polycom Communicator
Voice Conferencing Device



APAC BEST VIDEO COMMUNICATION PRODUCT
Polycom RSS™ 2000 Streaming Server

COLLABORATION AND THE GLOBAL CARBON FOOTPRINT

In a world where carbon emissions are on the rise and global warming is now an established fact, shareholders, executives, customers and employees demand organizations to be globally responsible, as well as productive and competitive. Innovative companies are now aligning their business goals with lowered impact to the environment in order to deliver a more intelligent future for their customers and for the planet. Polycom is committed to being at the forefront of this effort both in the solutions we provide our customers and in the reduction of our own carbon footprint.

POLYCOM'S COMMITMENT
TO GLOBAL SUSTAINABILITY

Polycom technology and solutions are inherently "green" because they eliminate the barriers of distance, encourage virtual meetings and lessen the need for travel – a damaging source of carbon emissions. Beyond the solutions themselves, Polycom has established a stringent "sustainability" platform and corporate policy. Our goal is to ensure all Polycom activities are consistent with protecting our natural resources and ensuring quality of life for future generations.

Our sustainability policy is practical: minimize environmental and social impact; maximize market opportunities and operational efficiencies. We do this in four ways:

Increased investment in "clean" R&D, operations and regulatory compliance
All Polycom products are RoHS compliant, and we are on track to be WEEE compliant this year. Polycom manufactures our voice and video end-points exclusively in ISO 14001 certified facilities and requires key suppliers are also certified. We are currently certifying our entire product line as free of carbon-depleting elements. Polycom encourages responsible recycling of legacy equipment.





A commitment to "clean friendly" products and solutions
We continue to focus on the human factors that make our technology and solutions just like being there. We believe this focus will drive mass adoption of our communications and collaboration solutions, thereby reducing the need for travel and its harmful effect on carbon emissions.

A reduction of "greenhouse emissions" across all areas of our business
Polycom facilities and internal activities are being scrutinized to ensure they are environmentally friendly. Our goal is to continually reduce our corporate carbon footprint. Our employees are encouraged to reduce their personal emissions using Polycom technologies in the office and from their homes. Our Global Citizenship Program leverages the strength of Polycom's great products, resources and people to support communities and improve the access to, and the quality of, education and healthcare worldwide. This year, the Global Citizenship committee will have direct oversight of our sustainability efforts.

A public accounting of our efforts
We will periodically update our stakeholders regarding our initiatives in this area.

CONSERVATION INTERNATIONAL
Conservation International (CI) is a pioneer in the use of video conferencing for non-profit ecologically focused organizations. CI uses Polycom video to connect its scientists, economists, communicators, educators, and other professionals with hundreds of partners across more than 40 countries to identify and overcome threats to biodiversity. CI's Manager of Information Technology Adoption and Outreach Kate Hughes believes, "Every time a person takes a trip, be it by car, train or plane, damage is done to the environment. It would be hypocritical for CI to tell people not to cut down trees if we were harming the environment ourselves by traveling to get that message out. We are practicing what we preach when we use video conferencing instead of traveling."



LETTER TO SHAREHOLDERS

The past year presented tangible evidence that IP-based unified collaboration is becoming critical to the organizations that we serve: enterprise, government, education, and healthcare. Our strategy of leading the industry through superior innovation, integration, and go-to-market has made us a critical information technology partner for our customers and strategic partners around the world. As a result, Polycom's 2006 revenue growth rate more than doubled to 18%, our brand ranked in the top 10 of a key CIO survey, and our profits and cash flows hit unprecedented levels.

IP-BASED UNIFIED COLLABORATION

The number one driver for Polycom continues to be the rapid adoption of Voice over IP (VoIP). Although the penetration level for IP PBXs in worldwide enterprises was only at 12% at the end of 2006[6], over half of new voice line shipments are now IP-based[7] – making this a sea change in communications technology. Importantly, this phenomenon is driving IP-based video adoption, making video the next big application for IP networks. Now, enterprises, governments, and educational institutions are deploying an integrated voice, video, and content solution, enabling unified collaboration within their own IP network and across networks – to their customers, suppliers, and their extended enterprise at large. Our customers benefit through a seamless communications experience and broad connectivity, and Polycom benefits through wide adoption of our industry-leading voice, video, and network products.

TELEPRESENCE AND HIGH-DEFINITION (HD)

Due to the demands of geographic dispersion and the ever-extending enterprise, our customers are looking for the ability to approximate or even improve upon the experience of face-to-face communication. With that in mind, Polycom executed aggressively on our strategy of providing a unified collaboration solution that is immersive and easy-to-use. In May, we launched the Polycom RPX (RealPresence Experience) immersive telepresence solution that is standards-based, operates on modest IP bandwidth, and provides a unified voice, video, and content collaboration experience that fulfills the need for meeting participants to be in the same room. This product line is giving Polycom and our full range of solutions visibility with C-level executives to a degree not previously seen in our industry. Further, we launched the HDX 9000 series, a high definition video conferencing solution designed for wide deployment in enterprises. Finally, we introduced Polycom's line of HD SoundPoint® IP voice products that provide a voice quality experience rivaling that of a surround sound theatre environment. As an integrated solution, Polycom's UltimateHD experience is driving adoption across the enterprise and is opening new applications in healthcare, entertainment, and many other industries.

MOBILITY

Driven by globalization, outsourcing, telecommuting, and the demand for instant communication, mobility is an increasingly critical component of any communications network. With the IP backbone at the core, fixed-wireless convergence has become a reality and employees at all levels expect voice, content, and video communications not only at their desk or in a meeting room, but wherever they are. In order to deliver on Polycom's promise of providing unified collaboration in all environments, Polycom made a key strategic move. We acquired SpectraLink Corporation, extending Polycom's leading IP-based collaboration solution to the rapidly-growing mobility environment. This combination yields the key strategic synergy of uniquely positioning Polycom as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video, and data collaboration solutions from the desktop, to the meeting room, to the mobile individual. According to Infonetics, single-mode wireless handset units are growing at an average growth rate of 34% per year[8] and, coupled with Polycom's fixed VoIP handsets, the addition of SpectraLink brings the potential for another fast-growth unified collaboration offering to Polycom.

GO-TO-MARKET STRATEGY

Polycom is emerging as a core IT provider to organizations for their unified collaboration needs. As such, we have gained significant customer and channel mindshare over the past year as collaboration has become a top priority for IT organizations and have continued to make sales and marketing investments to capture the opportunity in this early stage market. We have continued to build our high-touch presence through additional sales, sales engineering, and service touch points in each geographic theatre. We have coupled this growing customer presence with increasing marketing campaigns and by

[6] Frost & Sullivan: Lynda Starr, Senior Analyst, IP Communications
[7] Synergy Research Group, " Q3 2006 Enterprise VoIP WW Forecast", December 2006
[8] Infonetics Research: "Mobile & WiFi Phones & Subscribers", January 2007

utilizing an integrated approach with our channels and strategic partners. With this high-touch, fulfill through channel approach, Polycom can build and foster our end user customer relationships while leveraging the channel for the broadest possible footprint.



INNOVATION AND INTEGRATION

Polycom's innovations have secured our position as the unified collaboration market leader at a time when this industry is accelerating. Through our technological leadership, Polycom now has nearly 600 patents issued or pending and has over 15 million lines of software shipping in our products today. Over just the past few months, we have launched new product platforms for HD voice, video, and network infrastructure. Our new product platforms include our recently launched RMX real-time media network platform, which provides further differentiation for Polycom's network systems offering. For our customers, these new lines of products mean the achievement of the best video and voice quality possible, the strictest compliance to standards, and the tightest integration with a broad array of strategic partners.

STRATEGIC PARTNERSHIPS

Regardless of which IP call architecture a customer chooses, Polycom has the broadest solution to integrate with that architecture. Along these lines, we have integrated solutions through our strategic partnerships with leaders such as Alcatel-Lucent, Avaya, BroadSoft, Cisco, Digium, IBM, Microsoft, Nortel, and others. Our commitment is to provide the broadest collaboration solution for your network environment, no matter which platform you choose.

In addition to these platform partnerships, Polycom has built key partnerships with several leading service providers for hosted voice and video over IP solutions as well. For instance, we continue to expand our joint solutions with AT&T, BT Conferencing, France Telecom, Telstra, Verizon and others as we deliver a scalable offering. Strategic partnerships across the IP communications landscape are a core competency for Polycom, and we will continue to deliver through these partnerships in both wired and wireless environments.

CARBON FOOTPRINT

Remote collaboration is not just possible, but through Polycom's IP-based solutions, is available wherever you need it. Driven by environmentalism and tax incentives alike, organizations worldwide are working hard to reduce their carbon footprint. By definition, use of our technology reduces an organization's carbon footprint without compromising productivity, relationships, or operating efficiency.

LOOKING FORWARD

Demand for Polycom's integrated voice, video, and content solutions accelerated in 2006. IP connectivity and the realities of the extended enterprise will undoubtedly drive unified collaboration to new levels in 2007 and over the next several years. In fact, just as voice over IP began to drive video over IP in 2006, we expect these broader video deployments to drive our network systems business this year. With this backdrop and the early penetration rates of this technology, Polycom is poised to capture this growing opportunity.

We are excited with our achievements in 2006 and look forward to taking Polycom to the next level in 2007 and beyond. IP-based collaboration is a large and growing market, and we believe Polycom is uniquely positioned to capture this opportunity through our innovations and our go-to-market strategy. We will continue to strive to deliver the best solution with our strategic partners and channels, an excellent workplace for our employees, and a superior return for our shareholders.

Robert C. Hagerty
Chairman of the Board, CEO, and President
Polycom, Inc.

HIGHLIGHTS FROM THE CHIEF FINANCIAL OFFICER



Polycom's growth accelerated in 2006. Revenues grew by 18% to $682 million, backlog increased 6% to $40 million, and deferred revenues jumped 20% to $61 million – all to new record levels. Polycom's profits also increased materially, driving a 23% growth in 2006 diluted earnings per share.

Video revenues grew by 19% in 2006 while voice revenues accelerated to a 35% growth rate for the year. Network systems revenues, while growing sequentially in the second half of 2006, decreased by 5% for the year. From a theatre perspective, all geographies generated strong growth: North America increased 14%, Europe grew by 25%, Asia Pacific grew by 19%, and Latin America grew by a significant 34% over 2005.

Polycom's balance sheet continued at best-in-class levels. For example, operating cash flow set a new record at $148 million in 2006. In fact, the fourth quarter of 2006 represented Polycom's 35th consecutive quarter of positive operating cash flow. Polycom continued our stock repurchase program with $104 million in repurchases during the year. Driven by our expanding profits and stock repurchases, Polycom's return on equity improved by 16% in 2006.

These excellent financial metrics illustrate the alignment of Polycom's execution with the fast-growing IP-based unified collaboration space. This combination is enabling Polycom to deliver on our commitment of building sustainable shareholder value. As we look forward, we believe we are positioned for continued top and bottom line growth in 2007.

Michael R. Kourey
Senior Vice President, Finance and Administration, CFO, and Director
Polycom, Inc.





FINANCIAL HIGHLIGHTS (millions, except per share amounts)	2006	2005	2004	2003	2002
Net revenues	$ 682.4	$ 580.7	$ 540.3	$ 420.4	$ 452.1
Gross profit	420.5	361.1	341.5	254.8	264.6
Net Income	71.9	62.7	35.3	22.8	26.8
Diluted EPS	0.80	0.65	0.35	0.23	0.27
Operating cash flow	147.7	117.4	79.6*	100.8	81.5
Stock repurchases	103.6	184.0	52.5	6.9	15.9

*Net of a $27.5 million litigation settlement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-27978



POLYCOM, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-3128324** (I.R.S. Employer Identification No.)
4750 Willow Road, Pleasanton, California (Address of principal executive offices)	**94588** (Zip Code)

(925) 924-6000

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0005 per share (including associated Preferred Share Rights)	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 in Exchange Act) Yes ☐ No ☒

As of June 30, 2006, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sale price of such shares on the NASDAQ Global Select Market on June 30, 2006, was approximately $1,414,950,358. Shares of common stock held by each executive officer and director and by each person who beneficially owns 5% or more of the outstanding common stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

90,882,077 shares of the Registrant's common stock were outstanding as of February 16, 2007.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed within 120 days of the fiscal year covered by this Annual Report on Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors," and elsewhere in this Annual Report on Form 10-K, and in the documents incorporated by reference in this Annual Report on Form 10-K, constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," "will," "intend," "potential," and similar expressions or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Annual Report on Form 10-K involve known and unknown risks, uncertainties and situations, including those disclosed in "Risk Factors" in this Annual Report on Form 10-K, that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity or performance expressed or implied by these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

ITEM 1. BUSINESS

GENERAL

We are a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications. Our offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services.

Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor ecosystem, leverage common features across a variety of products and streamline management processes. The Polycom Accelerated Communications Architecture serves as the enabling platform for unified collaborative communication, our corporate vision of a unified communications environment for employees, customers and partners to communicate in a dispersed workplace.

The shift from circuit-switched telephony networks to Internet Protocol (IP) based networks is a significant driver for Polycom's collaborative communications markets and for our business. In 2006, for instance, our Voice over IP (VoIP) products grew faster than any other product line in the company. In addition, over half of our group video products and essentially all of our desktop video products were shipped to connect to IP environments rather than legacy ISDN networks. Strategically, Polycom is investing much of its research, development, sales and marketing efforts into delivering a superior IP-based collaborative communications solution, using Polycom proprietary technology in the evolving, standards-based IP communications environment. Our goal is to deliver best of breed collaborative communications solutions that integrate into any enterprise call management system or instant message environment.

Our business operates in four segments: Video Communications, Voice Communications, Network Systems and Services. Our Video Communications segment includes our group and desktop video communications products and accounted for 48% of our revenues in 2006. Our Voice Communications segment includes our conference and handset voice products and accounted for 28% of our revenues in 2006. Our Network Systems segment includes video and audio media servers and network management and scheduling software and

accounted for 12% of revenues in 2006. Our Services segment includes a wide range of professional service and support offerings to our resellers and directly to some end-user customers and accounted for 12% of revenues in 2006. See Note 17 of Notes to Consolidated Financial Statements for further information on our segments, including a summary of our segment revenues, segment contribution margin, segment inventory and revenue by geography. A discussion of factors that may affect our operations is set forth in "Risk Factors," in Item 1A.

In January 2007, we acquired Destiny Conferencing Corporation (Destiny). Destiny designs and manufactures immersive telepresence solutions, which already incorporate our videoconferencing products and are the basis of our RPX™ telepresence offering. The RPX product offering is part of our Video Communications segment. Additionally, on February 7, 2007, we announced that we had entered into a definitive agreement to acquire SpectraLink Corporation. SpectraLink designs, manufactures and sells on-premises wireless telephone systems to customers worldwide that complement existing telephone systems by providing mobile communications in a building or campus environment. SpectraLink wireless telephone systems increase the efficiency of employees by enabling them to remain in telephone contact while moving throughout the workplace. We believe that the SpectraLink acquisition will position us as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video, and data collaboration solutions from the desktop, to the meeting room, to the mobile individual. SpectraLink will become part of our Voice Communications and Services segments. See Recent Developments below.

We have established relationships with leading communications and technology firms to assist us in developing, marketing, distributing and manufacturing our products. We have agreements with Avaya and Cisco Systems to develop and market voice-over-IP, or VoIP, and video communications products. We have formed strategic relationships with leading companies such as Avaya to jointly develop and market IP telephony-enabled video solutions. We also have a co-development and marketing agreement with Microsoft to integrate our respective desktop, conference room, and network hardware and software solutions, and we are one of three vendors that will provide VoIP phones for Microsoft's new Unified Communications telephony offering expected to launch in 2007. We also have a co-development and co-marketing agreement with Skype to provide PC VoIP communication devices. We sell our products through a broad network of channel partners, including distributors, value-added resellers, systems integrators, leading communications service providers and retailers. We manufacture our products through a low-cost, outsourced model optimized for quality, reliability and fulfillment agility.

We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 4750 Willow Road, Pleasanton, California 94588, and our telephone number at this location is (925) 924-6000. Our Internet website address is www.polycom.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our Internet website under "Investor Relations—Financial Summaries—Financial and SEC Filings," as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. Information on our website does not constitute a part of this Annual Report on Form 10-K. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website (*www.sec.gov*) that contains reports, proxy and information statements and other information regarding us that we file electronically with the SEC.

Polycom and the Polycom logo are registered trademarks of Polycom, Inc. This Annual Report on Form 10-K also includes other trade names, trademarks and service marks of ours and of other companies.

MARKETS AND PRODUCTS

Video Communications

Video communication is an established method of more natural and effective collaboration among individuals separated by distance. With the increasing availability of broadband services, migration to IP

networks and advances in video conferencing technology, many enterprises and government entities are now seeking communications equipment capable of utilizing available bandwidth to enable real-time and on-demand video conferencing. Globalization, outsourcing, mobility and travel restrictions are workplace realities during a period when organizations are striving for faster decision-making, faster time-to-market and the leveraging of their resources. Polycom's collaborative communications products bridge that gap through the use of video conferencing, coupled with our voice communications and content sharing. We provide solutions suited for the Enterprise, Government, Education, Healthcare and other vertical markets. Our video conferencing products are compatible with international standards and are in use in more than 30 countries.

Polycom's family of video conferencing products encompasses a range of offerings from entry level to professional high definition products to meet the needs of any meeting room, from small offices to large boardrooms and auditoriums. Our Polycom HDX™, VSX™ and V-series product lines comprise a suite of high-performance, cost-effective and easy-to-use group and desktop video conferencing systems and generally range in list price from US$1,999 to US$29,999, depending upon the features and functionality. Executive collections which include additional peripherals, such as premium plasma displays and media carts, have list prices ranging from US$29,999 to US$49,999.

Multiple options exist to incorporate high resolution data sharing and collaboration into the video conference: the People+Content™ family of peripherals allows users of our Polycom HDX, VSX and V-series products to more easily incorporate content, documents and audiovisual effects into their video conferencing sessions.

Our Polycom PVX™ desktop video software application extends professional-grade video conferencing to the desktop or laptop computer. The list price for a single user copy of PVX software application is US$149.

Telepresence is a rapidly emerging market driven by the need for dispersed people to communicate as if they are all in the same room. The Polycom RealPresence™ Experience High Definition (RPX™ HD) telepresence solutions provide an immersive collaboration experience where remote participants are lifelike in size and audio and visual clarity, and including features such as Polycom's standards-based HDX™ 9000 high definition video systems, full eight or 16-foot high definition cinematic views, high definition sound, and EyeConnect™ technology that puts the camera at eye level for more natural face-to-face interaction. The RPX HD telepresence solution is a video suite including video equipment, furnishings, studio lighting, acoustic cloud, walls and electronics; a true room-within-a-room. The RPX HD family of solutions is available in multiple configurations accommodating from four to 28 people. Complete room solution pricing starts at US$299,000 for the Polycom RPX HD 204.

Voice Communications

Our voice communications products enhance business communications in the conference room, on the desktop and in mobile applications. A majority of Polycom's voice products feature our patented Acoustic Clarity Technology, which allows simultaneous conversations (full duplex) and minimizes background noise, echoes, word clipping and distortion. All of our voice end-points are compatible with international standards and are available in most worldwide markets. Our conference room products, such as our VoiceStation® 300 conference phone, SoundStation2™ conference phone, SoundStation 2W™ conference phone, SoundStation VTX 1000® conference phone and SoundPoint® IP 4000 conference phone, generally have list prices ranging from US$299 to US$1,299, depending upon the model selected.

Our Vortex® series of rack-mounted voice conferencing products provide solutions for larger, high-end conference rooms, training rooms, auditoriums, courtrooms, classrooms and other permanent installations. These integrated room solutions can be used as a stand alone audio system or can be used in combination with a video system to significantly enhance voice quality and microphone pick up. Depending upon the model, list prices on our Vortex product generally range from US$995 to US$4,615.

The convergence of voice and data networks is allowing VoIP telephony systems to address many needs of today's enterprises, including reducing costs, introducing new productivity enhancing applications, simplifying network management and converging voice and data networks. VoIP telephony systems enable corporations to distribute a single network across multiple offices or remote locations, and to reduce the cost of managing communications networks by allowing remote provisioning. These converged systems also provide a platform for enterprises to rapidly build applications to meet specific business demands. We have established relationships with Adtran, Alcatel/Lucent, Avaya, Broadsoft, Cisco Systems, Digium, Interactive Intelligence, Nortel, Pingtel, Sphere Communications, Sylantro, Vonexus, and others to collaborate in the development, marketing and distribution of our VoIP conferencing and/or handset products, depending upon the partner. Our SoundPoint IP VoIP desktop telephony systems generally have list prices ranging from US$180 to US$449, depending upon the model selected.

The Polycom Communicator™ C100S USB Speakerphone is our initial entry into the PC-based Voice and Video Over IP (V2oIP) and Voice over Instant Messaging (VoIM) markets. The Polycom Communicator improves the usability of PC-based IP softphone applications by utilizing Polycom's high definition, full-duplex, hands-free voice quality. The Polycom Communicator complements Polycom's current strategy of targeting the small-to medium size business market for desktop IP phones. Additionally, due to its compact portable design, the Polycom Communicator provides a solution for the large number of mobile workers using PC-based voice applications as their primary means of communication. The Polycom Communicator C100S has a list price of US$129.

Network Systems

As enterprises, educational institutions, government agencies and other organizations look to provide integrated video, voice and content sharing applications, they face the challenge of interconnecting various network types, network protocols, transmission speeds and end-points. These customers require network systems designed to resolve these complex interoperability, multipoint connectivity and security issues. In this context, we believe the service provider market will also become increasingly important to our business as end-user customers, by purchasing our network systems products to provide bridging and gateway services to their customer base. Polycom network systems must ensure a consistent level of high quality service by intelligently matching end-user applications to available network resources. Further, our network systems must satisfy end-users who demand video, voice, data and web communications sessions that are easy to establish and manage.

Polycom's network systems products provide a broad range of video, voice, data and web communication capabilities. Our MGC™ 25, MGC™ 50 and MGC™ 100 media servers provide seamless network connectivity and are scalable across packet-based broadband networks and traditional circuit-switched networks for both video and voice multipoint conferencing. We enable Unified Conferencing, providing the ability to join a multipoint call regardless of the type of end point or network. The ability to permit IP, circuit switched voice and ISDN video to be in the same conference is unique to Polycom. Pricing on our MGC products is dependent upon the complexity of the configuration and underlying features and has list prices ranging from US$19,000 to US$525,500.

The ReadiVoice® conferencing solution is a reservation-less voice conferencing system with installations at many of the world's largest conferencing service providers. ReadiVoice operates on the InnoVox® 480 and 4000 media servers. These high-density, carrier-class platforms contain no single points of failure and are designed to provide maximum system availability and flexibility with virtually zero downtime. ReadiVoice routing also allows for scalability, network redundancy, and the ability to geographically distribute media servers. ReadiVoice has list prices ranging from US$400,000 to US$5.2 million, depending upon the configuration and number of ports purchased.

We introduced the Polycom RMX 2000™ conferencing platform in February 2007, which provides the next generation of conferencing infrastructure to support emerging video applications such as desktop collaboration, video over cellular networks, high definition, and telepresence. The RMX 2000 is a real-time media conferencing

platform, which simplifies the delivery and management of multipoint video, or video that permits multiple locations on a single call, as well as unified conferencing services, or video, voice, and content all on a single call, within enterprises and through service provider IP networks. The RMX 2000 conferencing platform addresses the growing demand for a high performance video conferencing infrastructure that can support both room video conferencing systems as well as extensive deployments of desktop video collaboration, on-demand or instantaneous, rather than scheduled, conferencing, and high-bandwidth, processing-intensive applications such as high definition video and telepresence. List pricing for the modular systems ranges from US$53,000 to US$212,000, depending upon the configuration selected.

Our line of network systems products also includes a suite of software products that enable the easy integration and management of the network and endpoints and allows for easy web collaboration. The ReadiManager® SE200 network appliance delivers a full-suite of advanced IP video conference management, via an integrated set of applications—gatekeeper, device management, scheduling and conference management. Polycom's PathNavigator gatekeeper makes IP and ISDN video communications easy to use, with simplified dialing plans and on-demand "meeting rooms", allowing participants to easily initiate a meeting at any time without third party/administrator intervention or set up. Polycom's V2iU™ NAT/Firewall traversal solution is a cost effective approach that replaces or works in conjunction with your existing firewall, by providing a trusted route through any corporate firewall and allows all members of the organization to call each other and people outside their organization seamlessly. List prices on our software products generally range from US$1,249 to US$129,000, depending upon the application and the size of the license pack.

Our Video Recording and Streaming Solution (or RSS™ server), the RSS 2000, enables the recording and streaming of multimedia conferences and presentations. Polycom's RSS 2000 allows users to start recording from any type of video conferencing endpoint, using simple commands such as Start, Pause and Stop. Up to 900 hours of stored content can be accessed from any IP endpoint or PC, enabling employees to easily access valuable company knowledge at their convenience. The RSS 2000 has a list price of US$15,000.

Services

To assist our end-user customers in implementing and managing their video conferencing, voice communication and network systems products, on a global basis, we offer a comprehensive line of professional and maintenance services. These services are offered directly by us and through our worldwide channel partner network.

We also offer installation and implementation services and a broad range of training offerings. Our training program provides our resellers and end-user customers with educational services to ensure effective usage and operation of our products with training facilities worldwide. For the ongoing support of our end-user customers, we provide maintenance services, including telephone support, parts exchange, on-site assistance and direct access to our support engineers for real-time troubleshooting of our products.

We believe that service and support are critical components of customer satisfaction. We have invested in new spare parts depots and now have 14 parts warehouses to better service our customers worldwide. We have also invested in a new Customer Relationship Management System and a new KnowledgeBase to expand our capabilities of on-line support and infrastructure. Our support services are flexible and available for every Polycom product deployed in IP, ISDN or mixed network environments.

The Polycom Certified Service Partner (CSP) program was implemented in North America in 2005, and to date, a number of our channel partners have completed the certification process. The CSP program certifies Polycom's service and support channel partners by verifying their performance in providing customers with 24x7 support, fast response times, call center support, and stringent training in Polycom solutions and IP networking. Polycom and its CSP partners are jointly able to offer maintenance and diagnostic service and support. The Polycom CSP program is an annual certification that recognizes a channel partner's expertise and service capabilities, and their ongoing focus on customer satisfaction as measured through service performance metrics.

The Polycom Partner Service Program (PPSP), the international program that is comparable to CSP, was launched in Europe during 2005 and we will continue to roll this out in Asia in the coming year.

Maintenance and support prices vary by model, number of systems and program options. Prices generally range from 4% to 12% of product list price depending on the product and the level of service selected. All services may not be available on all products.

We also offer a variety of Professional Services solutions which include implementation services, network consulting services, HD network readiness assessments, ongoing advisory, management and operations support services and advanced project management.

COMPETITION

We continue to face significant competition for our video and voice communications products, which, by their nature, are subject to rapid technological change. In video communications, our major competitors include Tandberg, Cisco Systems, Hewlett-Packard and a number of other companies including Aethra, Avistar, D-Link, Huawei, Kedacom, NEC, Panasonic, Sony, VCON, VTEL and ZTE, as well as various smaller or new industry entrants, such as LifeSize. Some of these companies have substantial financial resources, as well as production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, Tandberg has a strategic relationship with Cisco Systems, whereby Tandberg provides Cisco Systems with technology that is co-branded and sold by Cisco Systems. We believe we will face increasing competition from alternative video communications solutions that employ new technologies, or new combinations of technologies, from companies such as IBM, Microsoft, and WebEx that enable web-based or network-based video and collaboration communications. We expect competition to increase in the future in this area.

In voice communications, our major competitors include Aethra, ClearOne Communications, Konftel, Mitel and other companies that offer lower cost, full-duplex speakerphones. In the VoIP desktop space, we also face competition from Aastra, LG-Nortel, Linksys, Snom and Thompson, in addition to several other low cost manufacturers in Asia and Europe that are emerging. There are also notable PBX and IP Call Manager manufacturers that compete in the standards based IP space, including Alcatel, Avaya, Cisco Systems, Mitel, Nortel and Siemens. Furthermore, all major telephony manufacturers produce hands-free speakerphone units that cost less than our voice communications products.

Our video network systems business has significant competition from RADVISION and a number of other companies, including Cisco Systems, which resell RADVISION's products, Tandberg and Huawei, as well as various smaller or new industry entrants. Our audio network systems business has significant competition from companies such as Avaya, Cisco Systems and Compunetix.

For our services business, we do not currently experience any significant competition from any third party maintenance and support companies. Third party maintenance companies may become a threat to our service base in the future, as the industry grows and they look at our products as potential third party service revenue streams, in addition to trying to provide one service solution to their customers. Today, some of our channel partners resell Polycom maintenance and support services, while others sell their own maintenance and support services. To the extent that channel partners sell their own services rather than ours, although they purchase maintenance contracts from us to support their service offering, these partners compete with us. In addition, as we expand our professional services offerings, we may compete more directly with system integrators.

TECHNOLOGY

We intend to continue to invest in and leverage our core technologies to develop, enhance and market our communications endpoints, infrastructure elements, enabling tools and overall products and product enhancements. These core technologies in our product offerings include the following:

Video System Architectures. We continue to develop on the "Common Architecture," first introduced in the VSX™ product family and continued with the Polycom HDX product family. While conventional systems require

extensive tuning and rewriting to adapt their software algorithms to each specific hardware design, the Common Architecture delivers performance levels that are almost independent of the hardware configuration. This platform enables faster development of innovative new features and improvements across the whole range of video products.

High Definition Video Conferencing. The Polycom HDX™ product family was built to deliver true 720p high definition video with 1280x720 resolution and full frame rates for natural motion. The HDX product family offers Polycom UltimateHD™ with Polycom HD Voice™, HD Video and HD Content sharing, enabling what we believe is the most natural communications experience offered over video. Polycom HD Voice allows you to distinctly hear every sound you need to hear. Polycom HD Video provides sharp, clear images in vivid, natural color and full motion. Polycom HD Content allows you to share your work in any application from your PC, document camera or HD DVD player.

Firewall and NAT Traversal. The ability to place video calls through company firewalls and NAT (network address translation) structures easily but securely is of high importance. Polycom's solution utilizes Application Aware Networking, a technology that addresses the need for security while remaining compatible with 323-aware firewalls and session border controllers, compliant with corporate security requirements, and backwards compatible with 323-compatible voice and video endpoints. We will continue to invest in solutions for security and firewall issues to ensure a safe, trouble-free connection for video, voice and content.

Interactive Stereo Audio. The ability to conduct fully interactive conversations in a multi-channel environment such as stereo brings important benefits to a conference. With Polycom's proprietary full-duplex stereo technology, sharing of the full acoustic environment between remote locations enables a more immersive conferencing experience, closely approximating physical co-location of participants.

Enhanced HD Voice. We continue to make significant investments in the development of key audio technologies to provide improved fidelity in conferencing and point-to-point environments. We currently provide HD Voice which includes Polycom's Acoustic Clarity Technology, wideband audio, and an enhanced system design. We use our industry-developed standard, G.722.1, in our voice, video and network products.

IP Protocols and Telephony. We continue to invest heavily in the technologies that enable IP communications and telephony. The multiple protocols, such as Session Initiation Protocol, or SIP and Media Gateway Control Protocol, or MGCP, applications, feature sets, and environments of IP telephony all require significant attention and innovative new solutions to operate flawlessly with a communications link that is fundamentally different from the traditional analog telephone line.

Versatile Media Bridging. By developing new architectures, algorithms and techniques, we are continuing to extend our base of bridging products. Our focus on basic architectures continues to enable configuration flexibility, enhanced product function, cost reduction, and the applicability of design elements in multiple products and environments. Furthermore, we continue to design and develop our media bridging as a central component of new architecture standards, such as IP Multimedia Subsystems (IMS), being adopted by today's large scale service providers.

Content Collaboration Technology. New extensions of our content collaboration technologies bring versatility, ease of use, and performance to users and groups in an increasing number of environments. These technologies allow productive data conferencing, whether web-based, IP-based, or plus-content.

Industry Standards Leadership. We continue our active role in industry leadership in numerous standards activities. Our technical expertise and management contributions are in roles as editor, contributor and other capacities in world and regional standards committees. These include ITU-T Study Group 16, Internet Engineering Task Force, International Multimedia Telecommunications Consortium and Telecommunications Industry Association, and also cover emerging technology areas such as media coding, communications protocols, endpoint requirements, and industry interoperation. We are also active in the Voice and Video over IP Quality Alliance and the SIP Forum.

Digital Acoustic Processing. We continue to enhance and develop our advanced acoustic processing to extend advanced generation voice sharing and enhancement technologies. These continuing investments are resulting in improvements in naturalness, range, sensitivity and trouble-free usability. We are also developing algorithms and techniques to improve our media performance in a broad range of room environments.

Conferencing Integration and Management. We continue to invest in a new generation of integrated system management tools that increase the security, reliability, and ease of operation of the elements of its systems. ReadiManager SE200 is a video network management platform for today's IP based videoconferencing environment. It provides our customers a system for meeting and device coordination and management via integrated network control. The reliability and accessibility of video networks are greatly improved when using ReadiManager SE200.

RESEARCH AND PRODUCT DEVELOPMENT

We believe that our future success depends in part on our ability to continue to enhance existing products and to develop new products that maintain technological competitiveness. Our current product development efforts focus principally on our Video Communications, Voice Communications and Network Systems product families. The markets for these products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and require a significant investment in research and development. We intend to expand upon these product platforms through the development of software options, upgrades and future product generations. In addition, we plan to allocate more of our resources to the integration of our products with those of other companies and on joint initiatives with our strategic partners. However, we cannot assure you that these products will be made commercially available as expected or otherwise on a timely and cost-effective basis or that, if introduced, these products will achieve market acceptance.

Research and development expenses, including investments in our core technologies, are expensed as incurred and totaled approximately $114.3 million in 2006, $91.5 million in 2005 and $92.1 million in 2004. We believe that significant investments in research and development are required to remain competitive since technological competitiveness is key to our future success. We intend to continue to make substantial investments in product and technology development. We also intend to continue to participate in the development of various teleconferencing industry standards, which are or may be incorporated into our products.

SALES AND DISTRIBUTION

We market and sell our products through a worldwide network of channel partners, which includes distributors, value-added resellers, and retailers. In some cases, we market and sell our products directly to leading communications service providers. These partners include AT&T (including SBC), Avaya, British Telecom, Digital China, GBH Distributing, Genedis, Imago Micro, Ingram Micro, Nanjing Southern, Otsuka Shokai Corporation, Princeton Technology, Review Video, SKC Communications, Solutionz, T2 Supply, Tech Data, Telus, Unitel, Verizon and WireOne Technologies. Many of these partners sell a variety of communication products and/or services and, when combined with our products, offer a complete product portfolio.

Through our direct-touch sales force, we sell with our channel partners, which we believe better enables us to sell the benefits of our solutions. This strategy enables us to have more direct interaction with our end-user customers. We believe that it is important to maintain a close working relationship with these customers in order to meet their demands for sales and support on a multinational basis. Our partners are required to be certified for certain network systems and video products that we believe yield a higher level of end-user customer satisfaction. Channel partners that stock product maintain a limited amount of inventory, and for some channel partners and certain network system products we drop ship directly to their end-user customers as opposed to having these partners carry inventory. We plan to continue to focus on the enterprise, government, education and healthcare vertical markets, working with new and existing channel partners. To complement our sales efforts, we advertise in trade and general business print media and participate in a wide array of trade shows and public relations activities.

We typically ship products within a short time after we receive an order and, therefore, backlog has not necessarily been a good indicator of future revenues. We include in backlog open product orders for which we expect to ship or services which we expect to bill and record revenue for the following quarter. Once billed, unrecorded service revenue is included in deferred revenue. As of December 31, 2006, our order backlog was $40.4 million as compared to $38.1 million at December 31, 2005.

We have historically focused our sales efforts in regions of the world where we believe customers have begun to invest significantly in conferencing and network communications equipment and services. Based on the global nature of this customer demand, our sales and service staff and our channel footprint has spread into all major regions. As such, we manage our global sales and distribution process in the four theatres of North America, Europe, Asia and Latin America. We have established product distribution centers in the United States, Europe and Asia in order to best serve our global customer base, which has increased the costs associated with our international operations.

A substantial majority of our revenue is from value-added resellers, distributors, service providers and retailers. One channel partner accounted for 10% of our total net revenues and 12% of our Video Communications segment revenues in 2006. No one customer accounted for more than 10% of our total net revenues in 2005 or 2004. In 2005, one channel partner accounted for 11% of both our Video Communications and Voice Communications segment revenues. No one customer accounted for more than 10% of our Voice Communication segment revenues in 2006 or our Video Communications segment revenues in 2004. One customer accounted for 10% of our Voice Communication segment revenues in 2004. No one customer accounted for more than 10% of our Network Systems or Services segment revenues in 2006, 2005 or 2004. We believe it is unlikely that the loss of any of our channel partners would have a long term material adverse effect on our consolidated net revenues or segment net revenues as we believe end-users would likely purchase our products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. In 2004, we began selling our audio network systems, a product line obtained through the Voyant acquisition, direct to end users and the revenues in the Network Systems segment from end users are subject to more variability than the revenues from our reseller customers. The loss of one or more of the audio network system customers could have a material impact on our Network Systems segment and consolidated revenues.

CUSTOMER SERVICE AND SUPPORT

We believe that service and support are critical components of customer satisfaction. Although our resellers maintain and provide technical support to their end-user customers, we provide a wide range of service and support offerings to our resellers, service providers and directly to some end-user customers. Service revenues for our video and voice communications and network systems products are included in our Services segment. See Note 17 of Notes to Consolidated Financial Statements.

We provide warranty support for all of our products. The warranty period is generally one to three years for hardware products and ninety days for software media and repaired parts. In addition to warranty, we provide professional services offerings. Professional services consist of planning and needs analysis for end-users; design services, such as room design and custom solutions, providing customized videoconferencing solutions to meet each end-user's unique requirements; and project management, installation and training, which provide end-users with effective implementation of videoconferencing systems and the transition to IP networks. Additional professional service offerings include benchmarking and best practice assessments, as well as voice conferencing integration. All services are sold both directly to end-user customers and through our resellers. Service programs for local and international resellers range from reselling our service offerings to providing back-end support for servicing end-users. All maintenance services are delivered on a worldwide basis from several integrated support centers located in the United States, Canada, United Kingdom, Australia, Singapore, India, China, Japan, Mexico and Brazil. Spare parts are stocked at strategic locations around the world to meet response time commitments to customers and resellers. We utilize direct field service staff, as well as resellers and third-party service providers,

to perform installation and on-site repairs. We deliver all other services through a combination of in-house personnel, as well as outside contractors. In addition, a technical service center hotline provides a full range of telephone support to our resellers and to end-user customers, and we offer electronic support via the World Wide Web. We maintain contracts with a number of different vendors throughout the world to provide certain services, including front line technical telephone support in North America, on-site field support and logistics.

MANUFACTURING

We subcontract the manufacturing of essentially all of our voice and video endpoints to Celestica, a third-party contract manufacturer. We use Celestica's facilities in Thailand, China and Singapore. These products are then distributed through our warehouses located in Thailand, The Netherlands and Tracy, California. Our telepresence product line is produced in a vertically integrated production facility in Dayton, Ohio, which we recently acquired with the Destiny acquisition. Further, the key components of our network systems products are manufactured by third parties in China, Taiwan, Israel, and Colorado, and the final system assembly, testing and configuration is performed by us. These products are distributed directly from our manufacturing locations in Israel, China, Colorado and Thailand.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

While we rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights, we believe that factors such as technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We currently have one hundred and thirty-nine United States patents issued covering our products. The expiration of these patents range from 2007 to 2023. In addition, we currently have one hundred and thirty-two foreign patents issued whose expirations range from 2007 to 2020. Further, we have one hundred and forty United States patents pending covering our conferencing and our network systems products and one hundred and sixty foreign patent applications pending. Polycom, SoundStation Premier, ShowStation, SoundPoint, SoundStation, ViewStation, VoiceStation, ReadiManager, ViaVideo, SoundStation product configuration, Polycom logos and others are registered trademarks of Polycom, and, iPower, iPriority, HD Voice, V2IU, Ultimate HD and others are trademarks of Polycom in the U.S. and various countries. According to federal and state law, Polycom's trademark protection will continue for as long as we continue to use our trademarks in connection with the products and services of Polycom. See Item 3. "Legal Proceedings" for a description of our current legal proceedings.

We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, Delcom, Mitsubishi, Simtrol, Skelmir, SNMP, and Software House, video algorithm protocols from DSP, UB Video, ATT/LUCENT and Flextronics, Windows software from Microsoft, development source code from Avaya, Hughes Software Systems, Ltd., In Focus Systems Inc., Nokia, Surf, Vocal Technologies Ltd., Windriver, Ingenient and Avistar, audio algorithms from D2, Nortel Networks, Sipro, Telogy and Voiceage, and communication software from Konexx and RADVISION. We also entered into a patent cross-license agreement with Avistar Communications, Inc. and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar, whereby non-exclusive, fully paid-up, worldwide patent licenses to each party's respective patent portfolios were granted. In addition, certain of our products are developed and manufactured based largely or solely on third-party technology. These third-party software licenses and arrangements may not continue to be available to us on commercially reasonable or competitive terms, if at all. The termination or impairment of these licenses could result in delays or reductions in or the elimination of new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business and results of operations.

EMPLOYEES

As of December 31, 2006, we employed a total of 1,727 persons, including 786 in sales, marketing and customer support, 519 in research and product development, 164 in manufacturing and 258 in finance and

administration. Of these, 693 were employed outside of North America. We have experienced no work stoppages and believe our relationship with our employees is good.

RECENT DEVELOPMENTS

On January 5, 2007, we completed our acquisition of Destiny, a privately held telepresence solutions company headquartered in Dayton, Ohio, pursuant to the terms of an Agreement and Plan of Reorganization, or Reorganization Agreement, dated as of January 5, 2007. Destiny designs and manufactures immersive telepresence solutions. Destiny's telepresence solution already incorporates our videoconferencing products and is the basis of our RPX™ telepresence offering. As a result of the acquisition, we now own several patents related to telepresence, a rapidly-emerging market driven by the need for dispersed people to communicate as if they are all in the same room. Pursuant to the Reorganization Agreement, Destiny shareholders and debtholders received $47.6 million in cash. Approximately $5.2 million of the cash was placed into escrow to be held as security for approximately 1 year for losses incurred by us in the event of certain breaches of the representations and warranties covered in the Reorganization Agreement or certain other events. Destiny shareholders may receive an additional $10 million of consideration over a two-year period, based on the achievement of certain financial milestones.

On February 7, 2007, we entered into a definitive agreement pursuant to which we plan to acquire SpectraLink Corporation (SpectraLink). SpectraLink designs, manufactures and sells on-premises wireless telephone systems to customers worldwide that complement existing telephone systems by providing mobile communications in a building or campus environment. SpectraLink wireless telephone systems increase the efficiency of employees by enabling them to remain in telephone contact while moving throughout the workplace. Under the terms of the agreement, we have commenced a cash tender offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share. This represents an enterprise value of approximately $220 million, which is net of existing cash and debt. The acquisition, which has been approved by the boards of directors of both companies, is also subject to a number of customary closing conditions, including obtaining applicable regulatory approvals. The board of directors of SpectraLink has unanimously recommended that the stockholders of SpectraLink accept the offer. The acquisition is expected to close in the first or second quarter of calendar year 2007.

ITEM 1A. RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS THAT WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS COULD BE HARMED BY ANY OR ALL OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE SIGNIFICANTLY DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS ANNUAL REPORT ON FORM 10-K, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

If we fail to compete successfully domestically and internationally, our business and results of operations would be significantly harmed.

Competition that we face in our markets is intense. The principal competitive factors in the markets in which we presently compete and may compete in the future include:

- the ability to provide and sell a broad range of products and services that are responsive to changing technology and changing customer requirements;
- product performance;
- price;

- the ability to introduce new products, including products with price-performance advantages;
- the ability to reduce production costs;
- the ability to provide value-added features;
- the ability to successfully integrate our products with, and operate our products on, existing customer platforms;
- market presence; and
- the ability to extend credit to our partners.

We may not be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our current or future competitors, or our delay in bringing new products to market to compete with competitive products, could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products, the introduction of additional lower priced competitive products or the introduction of new products or product platforms that render our existing products or technologies obsolete. For example, our video network systems product revenues had declined sequentially since the fourth quarter of 2004 until the second quarter of 2006, as a result of sales lost to competitors as well as lower average selling prices due in part to competitive pressures. While revenues from our video network systems product revenues improved sequentially in the third and fourth quarters of 2006, they were lower than the comparable year ago period, and could decline again in the future.

Competition that we face in our markets is intense and competition that we face in certain of our international markets is different than that we face in North America and is currently based principally on price. We have noted additional competitors and increased pricing pressures in China, India and other parts of Asia contributing to decreased revenues in Asia in 2005 as compared to 2004. Although we have had improved year over year performance in Asia in 2006, we still see increased competition in this region, particularly in China. If we are unable to compete effectively in these regions in terms of price, technology, product offerings or marketing strategies, our overall financial results may suffer.

Competition in each of our markets is intense, and the failure to perform in any of these markets could negatively affect our results of operations.

We face significant competition in the communications industry. In video communications, our major competitors include Tandberg and a number of other companies including Aethra, Avistar, Cisco Systems, D-Link, Hewlett-Packard, Huawei, Kedacom Technologies, NEC, Panasonic, Sony, VCON, VTEL and ZTE, as well as various smaller or new industry entrants. Some of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology, next generation high definition video resolution technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video conferencing products or may partner with companies which have more substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market or sell their products and to bring their products to market more rapidly than we can. We may also underestimate the demand for particular products that incorporate new technologies. For instance, products utilizing next generation high definition video resolution technology are being brought to market by us and certain of our competitors, which may not receive market acceptance or may result in a slowdown in our sales cycle for our video products. These factors could negatively impact our video revenues as customers assess such new technologies or wait to make purchases until sales prices for such next generation products fall. Also,

new strategic partnerships are regularly being formed and announced by our competitors, which may increase competition and result in increased downward pressure on our product prices.

We have lost group video conferencing sales opportunities to our competitors, including to competitors in China who sell at lower price points. Although we had improved year over year performance in Asia in 2006, we still see increased competition in this region, particularly in China, which we believe contributed to a sequential decrease in group video conferencing unit sales in Asia in the third quarter of 2006. We expect to continue to face stiff competition, and our competitors may gain market share from us, due in part to their strategic relationships and their latest product offerings. In addition, we believe we will face increasing competition from alternative video communications solutions that employ new technologies or new combinations of technologies from companies such as Cisco Systems, Hewlett-Packard, IBM, Microsoft, and WebEx that enable web-based or network-based video and collaboration communications. In addition, Cisco Systems, Hewlett-Packard, IBM, Microsoft or another large multi-national company with resources substantially larger than ours, could enter any of our markets through acquisition of a direct competitor, which would significantly change the competitive landscape.

The market for voice communications equipment, including voice conferencing and desktop equipment, is highly competitive and also subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future in this area. In voice communications, our major competitors include Aethra, ClearOne Communications, Konftel, Mitel and other companies that offer lower cost, full-duplex speakerphones. There are also several low cost manufacturers in Asia and Europe that are emerging with VoIP desktop products competitive with ours. In addition, there are notable PBX and IP Call Manager manufacturers that compete with standards based IP products including Alcatel, Avaya, Cisco Systems, Mitel, Nortel and Siemens. Furthermore, all major telephony manufacturers produce hands-free speakerphone units that cost less than our voice communications products.

Our video network systems business has significant direct competition from RADVISION, and a number of other companies, including Cisco Systems, which resells RADVISION's products, Tandberg, and Huawei, as well as from various smaller or new industry entrants. Our video network systems product revenues declined sequentially from the fourth quarter of 2004 until the second quarter of 2006 as a result of sales lost to competitors as well as lower average selling prices due in part to competitive pressures. Our audio network systems business has significant competition from companies such as Avaya, Cisco Systems, and Compunetix, which we continued to see in 2006. Although we recently launched our next generation video network system platform (RMX 2000) and intend to launch new network services product offerings in the future, these new product offerings have been delayed and may continue to be delayed or may not have as much of a positive impact on our network systems revenues as we anticipate.

For our services business, we do not currently experience any significant competition from any third party maintenance and support companies. Third party maintenance companies may become a threat to our service base in the future, as the industry grows and they look at our products as potential third party service revenue streams, in addition to trying to provide one service solution to their customers. Today, some of our channel partners resell Polycom maintenance and support services, while others sell their own maintenance and support services. To the extent that channel partners sell their own services rather than ours, although they purchase maintenance contracts from us to support their service offering, these partners compete with us. In addition, as we expand our professional services offerings, we may compete more directly with system integrators.

In addition, it is possible that we will see increased competition in all of our product lines to the extent that one or more of our competitors join together either through mutual agreement or acquisitions to form new partnerships to compete against us. These competitors on a stand-alone basis or on a combined basis could have more substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products.

We face risks associated with our products and product development, including new product introductions and transitions.

Our success depends on our ability to assimilate new technologies in our products and to properly train our channel partners and sales force in the use of those products.

The markets for video and voice communications and network systems products are characterized by rapidly changing technology, such as the recent demand for high definition video technology and lower cost network systems products, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, proper positioning of new products in relation to our total product portfolio and their relative pricing, differentiation of new products from those of our competitors, and market acceptance of these products. Additionally, properly addressing the complexities associated with compatibility issues, channel partner and sales force training, technical and sales support, as well as field support, are also factors that may affect our success.

We continually need to educate and train our channel partners to avoid any confusion as to the desirability of the new product offering compared to our existing product offerings. During the last year, we launched several new product offerings, and there is a risk that these new products could cause confusion among our channel partners and end-users, thereby causing them to delay purchases of any product until they determine if these products are more desirable products than our legacy products. For instance, in 2005, we introduced the VSX7000e and VSX7000s as successors to our legacy VSX 7000 product, which caused confusion among certain of our channel partners, some of whom delayed purchases of these new product offerings until they better understood the features and functionality of these products. Similarly, our recently introduced high definition video product family (HDX) may cause confusion with respect to our VSX product line. Such delays in purchases could adversely affect our revenues, gross margins and operating results in the period of the delay.

The shift in communications from circuit-switched to IP-based technologies over time may require us to add new channel partners, enter new markets, such as the service provider market, which we entered into with the acquisition of Voyant in January 2004, and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts, through joint developments with other companies and through acquisitions. We may not identify successful new product opportunities and develop and bring products to market in a timely manner. Further, as we introduce new products that can or will render existing products obsolete, these product transition cycles may not go smoothly, causing an increased risk of inventory obsolescence and relationship issues with our end user customers and channel partners. The failure of our new product development efforts, any inability to service or maintain the necessary third-party interoperability licenses, our inability to properly manage product transitions or to anticipate new product demand, or our inability to enter new markets would harm our business and results of operations.

We may experience delays in product introductions and our products may contain defects which could seriously harm our results of operations.

We have experienced delays in the introduction of certain new products and enhancements in the past and have recently experienced delays in the introduction of our high definition video conferencing products. The delays in product release dates that we experienced in the past were due to factors such as unforeseen technology issues, manufacturing ramping issues and other factors, which we believe negatively impacted our sales revenue in the relevant periods. Any of these or other factors may occur again and delay our future product releases. In addition, we have occasionally terminated new product development efforts prior to any introduction of the new product.

Further, our video communications product development group is located in Massachusetts and Texas, our voice communications product development group is dispersed among California, Georgia, Massachusetts and Canada, and our network systems product development group is dispersed among Colorado, Georgia and Israel. Our need to manage large and geographically dispersed product development groups in our product lines results

in certain inefficiencies and increased product development costs and creates an increased risk of delays in new product introductions.

We produce highly complex communications equipment, which includes both hardware and software and incorporates new technologies and component parts from different suppliers. Resolving product defect and technology issues could cause delays in new product introduction. Further, if such defects are not detected or cured prior to a new product launch, or are detected after a product has already been launched and cannot be cured or result in a product recall, such as our voluntary recall of the lithium ion batteries in our SoundStation 2W™ products in the first quarter of 2006, these events could result in the failure of a partial or entire product line, a temporary or permanent withdrawal of a product from the market, product reengineering expenses, and inventory costs.

Any delays in the future for new product offerings currently under development or any product defect issues or product recalls could adversely affect the market acceptance of these products, our ability to compete effectively in the market, and our reputation, and therefore, could lead to decreased product sales and could seriously harm our results of operations.

We face risks related to the adoption rate of new technologies.

We have invested significant resources developing products that are dependent on the adoption rate of new technologies. For example, our SoundStation IP™ and SoundPoint IP™ products are dependent on the roll out of voice-over-IP, or VoIP, technologies. In addition, VoIP products are traditionally sold through service providers. We may not be successful in expanding our current service provider network or maintaining a successful service provider network. The success of our VSX 3000™ and PVX™ software application products depend on the increased use of desktop video collaboration technologies. Further, as we see the adoption rate of new technologies increase, product sales of our legacy products may be negatively impacted.

The success of all of our products is also dependent on how quickly Session Initiation Protocol (or SIP), which is a signaling protocol for Internet conferencing, telephony, presence, events notification and instant messaging, firewall and Network Address Translation (or NAT) traversal, which is an Internet standard that enables a local-area network (or LAN) to use one set of IP addresses for internal traffic and a second set of addresses for external traffic, and call management integration technologies are deployed as new technologies and how quickly we adopt and integrate these new technologies into our existing and future products. The success of our V2IU and firewall traversal solutions will depend on market acceptance and the effect of current and potential competitors and competitive products.

In addition, we continue to expend significant resources to develop new products or product enhancements based upon anticipated demand for new features and functionality, such as next generation high definition video resolution technology. We may not be able to sell certain of our products in significant volumes and our business may be harmed if the use of new technologies that our future products are based on does not occur, if the development of suitable sales channels does not occur, or occurs more slowly than expected, if our products that incorporate new technologies are not priced competitively or are not readily adopted, or if the adoption rates of such new technologies do not drive demand for our other products as we anticipate. For example, although we believe increased sales of group and desktop video solutions will drive increased demand for video network system products, such increased demand may not occur or we may not benefit to the same extent as our competitors.

Lower than expected market acceptance of our products, price competition and other price changes would negatively impact our business.

If the market does not accept our products, our profitability would likely be harmed. Our profitability could also be negatively affected in the future as a result of continuing competitive price pressures in the sale of video

and voice conferencing equipment and network systems, which could cause us to reduce the prices for any of these products or discontinue one product with the intent of simplifying our product offering and enhancing sales of a similar product. For example, we believe that the sequential declines in video network system revenues that we experienced from the fourth quarter of 2004 until the second quarter of 2006, are due in part to lower average selling prices as a result of increased competitive pressures. Further, we have reduced prices in the past in order to expand the market for our products, and in the future, we may further reduce prices, introduce new products that carry lower margins in order to expand the market or stimulate demand for our products, or discontinue existing products as a means of stimulating growth in a similar product. Effective July 1, 2006, we began to separately charge for the initial year of service for our video conferencing products rather than charging one combined price for the product and service. These actions may not have the desired result of increasing revenues and improving service renewal rates and, accordingly, could have an adverse impact on our product margins and profitability. In addition, we anticipate that our gross margins may become more difficult to predict due to these types of changes, the wide range of margins associated with each of our product lines, and shifts in the mix of products sold. Our network systems products typically have higher gross margins than our other product lines. Therefore, our gross margins could decrease if we continue to experience decreases in our network systems product sales.

Product obsolescence, excess inventory and other asset impairment can negatively affect our results of operations.

We operate in a high technology industry which is subject to rapid and frequent technology and market demand changes. These changes can often render existing or developing technologies obsolete. In addition, the introduction of new products and any related actions to discontinue existing products can cause existing inventory to become obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the recorded value of existing inventory is greater than its fair market value, such as we experienced in the fourth quarter of 2005 with excess ViewStation® inventory and in the third quarter of 2006 with excess QSX™ and ViewStation inventory. Also, the pace of change in technology development and in the release of new products has increased and is expected to continue to increase. If sales of one of these products has an unplanned negative effect on sales of another of our products, it could significantly increase the inventory levels of the negatively impacted product. For each of our products, the potential exists for new products to render existing products obsolete, cause inventories of existing products to increase, cause us to discontinue a product or reduce the demand for existing products.

Since 2001, we have purchased several businesses, which together include goodwill valued at approximately $356.8 million and other purchased intangible assets valued at approximately $12.9 million as of December 31, 2006. This represents a significant portion of the assets recorded on our balance sheet, and we expect that these amounts will increase significantly as a result of the recent Destiny acquisition and the anticipated SpectraLink acquisition. Goodwill and indefinite lived intangible assets are reviewed for impairment at least annually or sooner under certain circumstances. Other intangible assets that are deemed to have finite useful lives will continue to be amortized over their useful lives but must be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Screening for and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Therefore, we cannot assure you that a charge to operations will not occur as a result of future goodwill and intangible asset impairment tests. If impairment is deemed to exist, we would write down the recorded value of these intangible assets to their fair values, as we did in the fourth quarters of 2005 and 2006, when we wrote down certain intangible assets associated with our acquisition of Voyant in the amount of $1.9 million and $1.4 million, respectively. If and when these write-downs do occur, they could harm our business and results of operations.

In addition, we have made investments in private companies which we classify as "Other assets" on our balance sheet. The value of these investments is influenced by many factors, including the operating

effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. To date, due to these and other factors, we have recorded cumulative charges against earnings totaling $14.1 million associated with the impairment of these investments, including $1.6 million in the fourth quarter of 2005. As of December 31, 2006, our investments in private companies are valued at $8.9 million. We may make additional investments in private companies which would be subject to similar impairment risks, and these impairment risks may cause us to write down the recorded value of any such investments. Further, we cannot assure you that future inventory, investment, license, fixed asset or other asset write-downs will not happen. If future write-downs do occur, they could harm our business and results of operations.

Failure to adequately service and support our products could harm our results of operations.

Our products are becoming increasingly more complex and are incorporating more complex technologies, such as those included in our network systems products, our new video product offerings and our software products. This has increased the need for product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support provider, it could harm our business.

Our quarterly operating results may fluctuate significantly and are not necessarily a good indicator of future performance.

Our quarterly operating results have fluctuated in the past and may vary significantly in the future as a result of a number of factors, many of which are out of our control. These factors include, but are not limited to:

- fluctuations in demand for our products and services, principally due to (i) the changing global economic environment, (ii) increased competition as we have seen in Asia, particularly in China and India, across all product lines and globally with respect to video and network systems product lines, (iii) the development of new partnerships, such as the relationships between Tandberg and Cisco Systems and Sony and Cisco Systems in our video product line, and (iv) increased competition from larger companies like Cisco Systems and Hewlett-Packard;
- the prices and performance of our products and those of our existing or potential new competitors, which can change rapidly due to technological innovations;
- the timing, size and mix of the orders for our products;
- whether growth of our VoIP product sales will negatively impact sales of our circuit-switched products and whether VoIP product sales will serve as an effective driver for sales of our IP-based video solutions, as we anticipate;
- changes in tax rates;
- changes in the underlying factors and assumptions regarding a number of highly complex and subjective variables used in the option-pricing model to determine stock-based compensation which may result in significant variability in the stock-based compensation costs we record, making such amounts difficult to accurately predict;
- slowing sales by our channel partners to their customers, which places further pressure on our channel partners to minimize inventory levels and reduce purchases of our products;
- changes to our channel partner programs, contracts and strategy that could result in a reduction in the number of channel partners or could cause more of our channel partners to add our competitors' products to their portfolio;
- the level and mix of inventory that we hold to meet future demand;
- fluctuations in the level of international sales and our exposure to the impact of international currency fluctuations on both revenues and expenses;

- dependence on third party manufacturers, which would include outside development manufacturers, and associated manufacturing costs;
- the magnitude of any costs that we must incur in the event of a product recall, such as our recent voluntary recall in the first quarter of 2006 of the lithium ion batteries in our SoundStation 2W products, or of costs associated with product warranty claims;
- the impact of seasonality on our various product lines and geographic regions;
- the impact of greater exposure to foreign currency fluctuations due to an increasing number of our product sales being denominated in non-U.S. dollar currencies; and
- adverse outcomes in intellectual property matters and the costs associated with asserting and enforcing our intellectual property portfolio.

As a result of these and potentially other factors, we believe that period-to-period comparisons of our historical results of operations are not necessarily a good predictor of our future performance. If our future operating results are below the expectations of stock market securities analysts or investors, our stock price will likely decline.

We experience seasonal demand for our products and services, which may adversely impact our results of operations during certain periods.

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. For example, there is generally a slowdown for sales of our products in the European region in the third quarter of each year and sales to government entities typically slow in our fourth quarter and to a greater extent in our first quarter. In addition, sales of our video conferencing products have typically declined in the first quarter of the year compared to the fourth quarter of the prior year. We also saw a sequential decrease in group video conferencing unit sales in Europe and Asia in the third quarter of 2006, which we believe may be attributable to seasonality or other factors. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters, as they did in the first quarter of 2005.

Our operating results are hard to predict as a significant amount of our sales may occur at the end of a quarter and certain of our service provider contracts include contractual acceptance provisions.

The timing of our channel partner orders and product shipments can harm our operating results.

Our quarterly revenues and operating results depend in large part upon the volume and timing of channel partner orders received during a given quarter and the percentage of each order that we are able to ship and recognize as revenue during each quarter, each of which is extremely difficult to forecast. Moreover, although we have seen better sales linearity throughout 2006, a substantial portion of our orders in a given quarter are shipped in the last month of that quarter and sometimes in the last few weeks of the quarter. Also, our backlog has fluctuated significantly over our corporate history. We believe that backlog levels will continue to fluctuate due to many factors such as ability of our sales force to generate orders linearly throughout the quarter, our ability to forecast revenue mix and plan our manufacturing accordingly, customer request dates, timing of product acceptance where contractually required and ongoing service deferrals as service revenues increase as a percent of total revenue. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could significantly negatively impact end-user orders, which could in turn negatively affect orders from our channel partners in any given quarter. As a result, our backlog could decline in future quarters, even to zero. Any degradation in linearity levels or any failure or delay in the closing of orders during the last part of a quarter would materially harm our operating results. Furthermore, we may be unable to ship products in the period we receive the order due to these or other factors, which could have an adverse impact on our operating results. In such events, the price of our common stock would decline.

Difficulty in estimating future channel partner orders can harm our operating results, the establishment of product lead times to maximize our inventory efficiency and our focus on operations efficiency in the logistics area.

Revenues for any particular quarter are extremely difficult to predict with any degree of certainty. We typically ship products within a short time after we receive an order and therefore, backlog is not a good indicator of future revenues. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which could in turn significantly negatively affect orders from our channel partners in any given quarter. Accordingly, our expectations for both short and long-term future revenues are based almost exclusively on our own estimate of future demand and not on firm channel partner orders. Our expense levels are based largely on these estimates. In addition, the majority of our audio and video network system orders are received in the last month of a quarter, typically the last few weeks of that quarter; thus, the unpredictability of the receipt of these orders could negatively impact our future results. We historically have received a majority of our channel partner orders in the last month of a quarter and often in the last few weeks of the quarter. In the event that order linearity once again degrades to the levels we have experienced in the past, where the majority of our sales occurred in the last month of the quarter, or if for any reason orders and revenues do not meet our expectations in a particular period, we will be limited in our ability to reduce expenses quickly. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an adverse impact on our operating results.

Delays in receiving contractual acceptance may cause delays in our ability to recognize revenue, depending upon the timing and shipment of orders under such contracts.

Certain of our service provider contracts include product acceptance provisions which vary depending upon the type of product and individual terms of the contract. In addition, acceptance criteria may be required in other contracts in the future, depending upon the size and complexity of the sale and the type of products ordered. Accordingly, we defer revenue until the underlying acceptance criteria in any given contract have been met. Depending upon the acceptance terms, the timing of the receipt and subsequent shipment of an order may result in acceptance delays, may reduce the predictability of our revenues, and, consequently, may adversely impact our revenues and results of operations in any particular quarter.

We face risks related to our dependence on channel partners to sell our products.

To avoid confusion by our channel partners regarding our product offerings, we need to devote significant resources to educating and training them.

When we take any significant actions regarding our product offerings, or acquire new product offerings, it is important to educate and train our channel partners to avoid any confusion on the desirability of the new product offering in relation to our existing product offerings.

For instance, integrating acquired product offerings with ours has created confusion among our channel partners in the past and may continue to do so in the future. We will need to continue to devote significant resources to educate and train our channel partners about our product offerings. Channel confusion could also occur if we do not adequately train or educate the channel on our product families, especially in the cases where we simplify our product offerings by discontinuing one product in order to stimulate growth of a similar product. Ongoing confusion may lead to delays in ordering our products which would negatively affect our revenues.

Conflicts and competition with our channel partners and strategic partners could hurt sales of our products.

We have various Original Equipment Manufacturer (OEM) agreements with major telecommunications equipment manufacturers, such as Avaya, Cisco Systems and Nortel Networks, whereby we manufacture our products to work with the equipment of the OEM. These relationships can create conflicts with our other channel partners who directly compete with our OEM partners, or could create conflicts among our OEM partners who

compete with each other, which could adversely affect revenues from these other channel partners or our OEM partners. Conflicts among our OEM partners could also make continued partnering with these OEM partners increasingly difficult. Because many of our channel partners also sell equipment that competes with our products, these channel partners could devote more attention to these other products which could harm our business. Channel conflicts could arise which cause channel partners to devote resources to other non-Polycom communications equipment, or to offer new products from our new and existing competitors, which would negatively affect our business or results of operations.

Some of our current and future products are directly competitive with the products of our channel and strategic partners. For example, we have an agreement with Cisco Systems under which we ship SoundStation IP conference phones for resale by Cisco Systems. In addition, Cisco Systems sells a network systems product which is in direct competition with our network systems offerings. Also, Cisco Systems has a partnership with Tandberg, one of our major competitors in the video communications business, pursuant to which Tandberg provides Cisco Systems with technology that is co-branded and sold by Cisco Systems. Cisco Systems also recently announced a new high end video conferencing product which is in direct competition with our video conferencing solutions. Hewlett-Packard is also a customer who sells a competitive high end video conferencing product with which we directly compete. As a consequence of conflicts such as these, there is the potential for our channel and strategic partners to compete head-to-head with us and to significantly reduce or eliminate their orders of our products or design our technology out of their products. In addition, competition with our partners in all of the markets in which we operate is likely to increase, potentially resulting in strains on our existing relationships with these companies. As an example, we are now competing in the voice-over-IP handset arena through service providers, which may cause our relationships with our IP PBX strategic partners to erode. Further, our strategic partners may acquire businesses that are competitive with us. Any such strain or acquisition could limit the potential contribution of our strategic relationships to our business, restrict our ability to form strategic relationships with these companies in the future and create additional competitive pressures on us, including downward pressure on our average selling prices, which would result in a decrease in both revenues and gross margins, any of which could harm our business.

We are subject to risks associated with our channel partners' product inventories and product sell-through.

We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to dealers and end-users. If these channel partners are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if channel partners decide to decrease their inventories for any reason, such as a recurrence of global economic uncertainty and downturn in technology spending, the volume of our sales to these channel partners and our revenues would be negatively affected. While there has been some improvement in technology spending and the global economy, constraints in technology capital spending still exist and if these conditions recur in the future, our business and operating results will continue to be negatively affected. For example, in the first and fourth quarters of 2005, we experienced sequential decreases in absolute dollars in revenues from U.S. government entities. In addition, if channel partners decide to purchase more inventory, due to product availability or other reasons, than is required to satisfy end-user demand or if end-user demand does not keep pace with the additional inventory purchases, channel inventory could grow in any particular quarter, which could adversely affect product revenues in the subsequent quarter. In addition, we also face the risk that some of our channel partners have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these channel partners for any reason, these channel partners may substantially decrease the amount of product they order from us in subsequent periods, or product returns may exceed historical or predicted levels, which would harm our business. Moreover, if we choose to eliminate or reduce special cost or stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

Our revenue estimates associated with products stocked by some of our channel partners are based largely on end-user sales reports that our channel partners provide to us on a monthly basis. To date, we believe this data

has been generally accurate. To the extent that this sales-out and channel inventory data is inaccurate or not received timely, we may not be able to make revenue estimates for future periods.

Changes to our channel partner programs or channel partner contracts may not be favorably received and as a result our channel partner relationships and results of operations may be adversely impacted.

Our channel partners are eligible to participate in various incentive programs, depending upon their contractual arrangements with us. As part of these arrangements, we have the right to make changes in our programs and launch new programs as business conditions warrant. For example, early in 2005, we announced changes to our co-op marketing programs, which affected how our partners utilize and claim credit for eligible marketing activities. These changes could upset our channel partners to the extent that they could add competitive products to their portfolios, delay advertising or sales of our products, or shift more emphasis to selling our competitors products, if not appropriately handled. There can be no assurance that our channel partners will be receptive to future changes and that we will receive the positive benefits that we are anticipating in making these program changes.

Further, we are currently making changes to our channel partner contracts in Asia, and we may elect to make additional changes to our channel partner contracts in Europe and Latin America, which could result in a change in the number and mix of channel partners, a smaller number of channel partners, and the same channel upset we experienced in North America when similar changes were made.

Consolidation of our channel partners may result in changes to our overall business relationships and less favorable contractual terms.

We have recently seen consolidation among certain of our existing channel partners. In such instances, we may experience changes to our overall business and operational relationships due to dealing with a larger combined entity. Further, our ability to maintain such relationships on favorable contractual terms may be limited. For instance, the combined entity may be successful in negotiating the most favorable contractual terms out of each of their respective contracts, including terms such as credit and acceptance, which are less favorable than those in our existing contracts with each channel partner. Depending on the extent of these changes, the timing and extent of revenue from these channel partners may be adversely affected.

We are subject to risks associated with the success of the businesses of our channel partners.

Many of our channel partners that carry multiple Polycom products, and from whom we derive significant revenues, are thinly capitalized. Although we perform ongoing evaluations of the creditworthiness of our channel partners, the failure of these businesses to establish and sustain profitability, obtain financing or adequately fund capital expenditures could have a significant negative effect on our future revenue levels and profitability and our ability to collect our receivables. Further, while there has been some improvement in technology spending and the global economy, constraints in technology capital spending still exist and could cause more of our channel partners' businesses to suffer or fail, which would harm our business.

Our channel partner contracts are typically short-term and early termination of these contracts may harm our results of operations.

We do not typically enter into long-term contracts with our channel partners, and we cannot be certain as to future order levels from our channel partners. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the channel partner. In the event of an early termination by one of our major channel partners, we believe that the end-user customer would likely purchase from another one of our channel partners. If this did not occur and we were unable to rapidly replace that revenue source, its loss would harm our results of operations.

If revenues from sales to our service provider customers decrease significantly from prior periods, our results of operations may suffer materially.

Service providers constitute some of the larger end user customers of our audio network systems products. The revenues in the network systems segment from service providers are subject to more variability than segment revenues from our channel partners and, as of the fourth quarter of 2006, service provider sales have comprised an increasingly smaller percentage of our revenues, as well as decreased in absolute dollars sequentially since the second quarter of 2006 and on a year-over-year basis. The loss of any one of these service provider customers for our network systems products, or our failure to adequately maintain or grow the level of network systems-related product sales to service providers, could have a materially adverse impact on our consolidated revenues.

We face risks related to our international operations and sales.

Because of our significant operations in Israel, we are subject to risks associated with the military and political environment in Israel and the Middle East region.

The principal research and development and manufacturing facilities of our network systems group and many of that group's suppliers are located in Israel. Political, economic and military conditions in Israel and the Middle East region directly affect our network systems group's operations. A number of armed conflicts have taken place and continue to take place between Israel and its geographic neighbors. As a result, certain of our employees have been called to active military duty, and additional employees may be called to serve in the future. Current and future armed conflicts or political instability in the region may impair our ability to produce and sell our network systems products and could disrupt research or developmental activities. For example, a key supplier's operations were recently interrupted and had to be relocated during the second quarter of 2006. This instability could have an adverse impact on our results of operations. Further, the military action in Iraq or other countries in the region perceived as a threat by the United States government could result in additional unrest or cause Israel to be attacked, which would adversely affect our results of operations and harm our business.

International sales and expenses represent a significant portion of our revenues and operating expenses and risks inherent in international operations could harm our business.

International sales and expenses represent a significant portion of our revenues and operating expenses, and we anticipate that international sales will continue to increase and to account for a significant portion of our revenues for the foreseeable future and that international operating expenses will continue to increase. International sales and expenses are subject to certain inherent risks, including the following:

- adverse economic conditions in international markets;
- potential foreign currency exchange rate fluctuations;
- the near and long-term impact of the military action in Iraq or other hostilities;
- disruptions in business due to natural disasters, quarantines or other disruptions associated with infectious diseases or other events beyond our control;
- unexpected changes in regulatory requirements and tariffs;
- adverse economic impact of terrorist attacks and incidents and any military response to those attacks;
- difficulties in staffing and managing foreign operations;
- longer payment cycles;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences.

International revenues may fluctuate as a percentage of total revenues in the future as we introduce new products. These fluctuations are primarily the result of our practice of introducing new products in North

America first and the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products.

Although, to date, a substantial majority of our international sales have been denominated in U.S. currency, we expect that a growing number of sales will be denominated in non-U.S. currencies as more international customers request billing in their currency. For example, effective January 1, 2006, we began invoicing a portion of our European product sales in Euros and our United Kingdom product sales in British Pounds. In addition, some of our competitors currently invoice in foreign currency, which could be a disadvantage to us in those markets where we do not. Our international operating expenses are denominated in foreign currency. As a result of these factors, we expect our business will be significantly more vulnerable to currency fluctuations, which could adversely impact our results of operations. For instance, in 2003 and 2004, and more recently in the second quarter of 2006, our operating costs internationally increased as a result of the weakness in the U.S. dollar. These currency fluctuations were recorded in other income (expense) in our Condensed Consolidated Statements of Operations. We will continue to evaluate whether to, and are likely to decide to, expand the type of products we sell in selected foreign currencies in addition to the Euro and British Pound or may, for specific customer situations, choose to sell our products in foreign currencies, thereby further increasing our foreign exchange risk.

While we do not hedge for speculative purposes, as a result of our increased exposure to currency fluctuations, we from time to time engage in currency hedging activities to mitigate currency fluctuation exposure. Also, due to the recent denomination of our European product sales in Euros and of our United Kingdom product sales in British Pounds, we have increased our hedging activity. However, we have limited experience with these hedging activities, and they may not be successful, which could harm our operating results and financial condition. In addition, significant adverse changes in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in revenue or profitability in that country, as discounts may be temporarily or permanently affected.

General economic conditions may reduce our revenues and harm our business.

As our business has grown, we have become increasingly exposed to adverse changes in general economic conditions which can result in reductions in capital expenditures by end-user customers for our products, longer sales cycles, deferral or delay of purchase commitments for our products and increased competition. These factors adversely impacted our operating results in prior years. Any recurrence of these events could have a similar effect.

Difficulties we may encounter managing a substantially larger business could adversely affect our operating results.

If we fail to successfully attract and retain qualified personnel, our business will be harmed.

Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel, including the additional sales personnel we plan to hire in 2007. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. In addition, the success of our planned expansion of our sales force is also dependent upon their ability to achieve certain productivity levels in an acceptable timeframe and any inability to do so could be disruptive to our business. From time to time, we may also decide to replace certain key personnel, such as we did recently in Asia by bringing in a new regional sales vice president. We have also recently made changes in certain senior management positions. For example, in April 2006, we hired a new Senior Vice President and General Manager, Network Systems, and in June 2006, we hired a new Senior Vice President of Worldwide Sales. Such transitions may be disruptive to the affected function and our business, possibly on a longer term basis than we expected, and could divert management's attention from other ongoing business concerns.

Further, we have relied on our ability to grant stock options and other stock awards as a means of recruiting and retaining highly skilled personnel. Recent accounting regulations requiring the expensing of stock awards,

including stock options, will impair our future ability to provide these incentives without incurring significant compensation costs. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business.

In addition, as we add more complex software product offerings, it will become increasingly important to retain and attract individuals who are skilled in managing and developing these complex software product offerings. Further, many of our key employees in Israel, who are responsible for development of our network systems products, are obligated to perform annual military reserve duty and may be called to active duty at any time under emergency conditions. The loss of the services of any executive officer or other key technical or management personnel could have an adverse and disruptive impact on their affected function and, consequently, materially harm our business or operations.

We have experienced significant growth in our business and operations due to internal expansion and business acquisitions, and if we do not appropriately manage this growth and any future growth, our operating results will be negatively affected.

Our business has grown in recent years through both internal expansion and business acquisitions, and continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. In addition, our acquisition of Destiny in January 2007 and our anticipated acquisition of SpectraLink will further strain such resources. To manage our growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization and increase our operating expenses. We also may be less able to predict and effectively control our operating expenses due to the growth and increasing complexity of our business. In addition, our information technology systems may not grow at a sufficient rate to keep up with the processing and information demands placed on them by a much larger company. The efforts to continue to expand our information technology systems or our inability to do so could harm our business. Further, revenues may not grow at a sufficient rate to absorb the costs associated with a larger overall headcount.

Our future growth may require significant additional resources given that, as we increase our business operations in complexity and scale, we may have insufficient management capabilities and internal bandwidth to manage our growth and business effectively. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these potential resource needs. Also, as we assess our resources following our acquisitions, we will likely determine that redundancy in certain areas will require consolidation of these resources. Any organizational disruptions associated with the consolidation process could require further management attention and financial expenditures. If we are unable to manage our growth effectively, if we experience a shortfall in resources or if we must take additional restructuring charges, our results of operations will be harmed.

Difficulties in integrating our acquisitions could adversely impact our business.

Difficulties in integrating past or future acquisitions could adversely affect our business.

We have completed a number of acquisitions during our operating history and we recently announced the acquisition of Destiny in January 2007 and our anticipated acquisition of SpectraLink, which is expected to close in the first or second quarter of 2007. The process of integrating acquired companies into our operations requires significant resources and is time consuming, expensive and disruptive to our business. Failure to achieve the anticipated benefits of these acquisitions, to retain key personnel, or to successfully integrate the operations of

these companies could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from these acquisitions because of the following significant challenges:

- potentially incompatible cultural differences between the two companies;
- incorporating the acquired company's technology and products into our current and future product lines;
- potentially creating confusion in the marketplace by ineffectively distinguishing or marketing the product offerings of the newly acquired company with our existing product lines, such as we experienced in China with DSTMedia in 2005;
- geographic dispersion of operations;
- generating marketing demand for an expanded product line;
- distraction of the existing and acquired sales force during the integration of the companies;
- the difficulty in leveraging the acquired company's and our combined technologies and capabilities across all product lines and customer bases; and
- our inability to retain previous customers or employees of an acquired company.

Further, certain of our acquisition agreements incorporate earn-out provisions in them. Such earn-out provisions entitle the former shareholders of the acquired companies to receive additional consideration upon the satisfaction of certain predetermined criteria. It is possible that disputes over unpaid earn-out amounts may result in litigation to the company, which could be costly and cause management distraction.

We have spent and will continue to spend significant resources identifying and acquiring businesses. The efficient and effective integration of our acquired businesses into our organization is critical to our growth. Any future acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with past acquisitions or any future acquisitions we may make.

Our failure to implement a restructuring plan related to vacant and redundant facilities could adversely impact our business.

We have in the past, and may in the future, as part of acquiring a company, identify redundant facilities, which we would develop a plan to exit as part of the integration of the businesses. For example, we have a remaining liability of approximately $2.0 million at December 31, 2006 related to vacant and redundant facilities in connection with our acquisition of PictureTel, which is net of estimated sublease income we expect to generate. Our estimate of sublease income is based on current comparable rates for leases in the respective markets. If actual sublease income is lower than our estimates for any reason, if it takes us longer than we estimated to sublease these facilities, or if the associated cost of subleasing or terminating our lease obligations for these facilities is greater than we estimated, we would incur additional charges to operations which would harm our business, results of operations and cash flows. For example, we have an approximately 152,000 square foot building which is fully subleased to a third party for the length of our lease obligation. If this tenant were unable to fulfill, for any reason, their contractual obligations under the sublease, we would incur additional charges to operations which would harm our business. In addition, until our vacated and redundant facilities are subleased or the lease obligations for these facilities are terminated, we will continue to pay the contractual lease and facility operating expense obligations without any sublease income to offset these costs. Further, in the event that we agree to sublease a facility or terminate a lease obligation through a lease buyout or other means, we may incur a material cash outflow up to and potentially exceeding our recorded liability at the time of such transaction, which would harm our operating cash flows. To the extent that any such

cash outflows or additional costs exceed the amount of our recorded liability related to the sublease or termination of these lease obligations, we could incur a charge to operations which would harm our business and adversely impact our results of operations.

We have limited supply sources for some key components of our products and for the outside development and manufacture of certain of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these components or products.

Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. Because of such limited sources for component parts, we may have little or no ability to procure these parts on favorable pricing terms. We also obtain certain plastic housings, metal castings, batteries, and other components from suppliers located in China and certain Southeast Asia countries, and any political or economic instability in that region in the future, quarantines or other disruptions associated with infectious diseases, or future import restrictions, may cause delays or an inability to obtain these supplies. Further, we have suppliers in Israel and the military action in Iraq or war with other Middle Eastern countries perceived as a threat by the United States government may cause delays or an inability to obtain supplies for our network systems products.

We have no raw material supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers. Some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In addition, companies with limited or uncertain financial resources manufacture some of these components. Further, we do not always have direct control over the supply chain, as many of our component parts are procured for us by our contract manufacturers. In the event that we, or our contract manufacturers, are unable to obtain sufficient supplies of components, develop alternative sources as needed, or companies with limited financial resources go out of business, our operating results could be seriously harmed.

Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components or components that fail to fully comply with environmental or other regulatory requirements, an increase in component prices, such as the recent increases for components that are in compliance with the Restrictions on Hazardous Substances (RoHS) rules in Europe, or our inability to obtain lower component prices in response to competitive price reductions.

Additionally, our HDX video conferencing products are designed based on integrated circuits produced by Texas Instruments and cameras produced by JVC. Our VSX video conferencing products are designed based on integrated circuits produced by Equator Technologies, a subsidiary of Pixelworks Inc., and cameras produced by Sony. If we could no longer obtain integrated circuits or cameras from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, Sony competes with us in the video communications industry, which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies of vital components could prevent or delay product shipments, which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products. Any delays in the availability of these key components could harm our business.

Further, we have strategic relationships with third parties to develop and manufacture certain products for us. The loss of any such strategic relationship due to competitive reasons, our inability to resolve any contractual disputes that may arise between us, the financial instability of a strategic partner, or other factors, could have a negative impact on our ability to produce and sell certain products and product lines and, consequently, may adversely affect our revenues and results of operations.

Finally, the business failure or financial instability of any supplier of these components or product manufacturer could adversely affect our cash flows if we were to expend funds in some manner to ensure the continued supply of those components or products.

Manufacturing disruption or capacity constraints would harm our business.

We subcontract the manufacture of our voice and video product lines to Celestica, a third-party contract manufacturer. We use Celestica's facilities in Thailand, China and Singapore, and should there be any disruption in services due to natural disaster, terrorist acts, quarantines or other disruptions associated with infectious diseases, or other similar events, or economic or political difficulties in any of these countries or Asia or any other reason, such disruption would harm our business and results of operations. Also, Celestica's facilities are currently the manufacturer for substantially all of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products which would have an immediate negative impact on our revenues. As a result, we may not be able to meet demand for our products, which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.

If we have insufficient proprietary rights or if we fail to protect those rights we have, our business would be materially impaired.

We rely on third-party license agreements and termination or impairment of these agreements may cause delays or reductions in product introductions or shipments which would harm our business.

We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from ADTRAN, Delcom, Mitsubishi, Simtrol, Skelmir, SNMP, and Software House, video algorithm protocols from DSP, UB Video, ATT/LUCENT and Flextronics, Windows software from Microsoft, development source code from Avaya, Hughes Software Systems, Ltd., In Focus Systems Inc., Nokia, Surf, Vocal Technologies Ltd., Windriver, Ingenient and Avistar, audio algorithms from D2, Nortel Networks, Sipro, Telogy and Voiceage, and communication software from Konexx and RADVISION. In addition, certain of our products are developed and manufactured based largely or solely on third-party technology. These third-party software licenses and arrangements may not continue to be available to us on commercially reasonable or competitive terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business and results of operations. Further, if we are unable to obtain necessary technology licenses on commercially reasonable or competitive terms, we could be prohibited from marketing our products, could be forced to market products without certain features, or could incur substantial costs to redesign our products, defend legal actions, or pay damages.

We rely on patents, trademarks, copyrights and trade secrets to protect our proprietary rights which may not be sufficient to protect our intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design

around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, and we could ultimately be unsuccessful in protecting our intellectual property rights.

We face and might in the future face intellectual property infringement claims and other litigation claims that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.

We are a party to lawsuits (patent-related and otherwise) in the normal course of our business. For instance, in November 2005, we initiated a patent infringement lawsuit against Codian, which is still ongoing and in which Codian has asserted certain counterclaims against us. Litigation is often expensive, lengthy and disruptive to normal business operations. Our legal costs may also increase as a result of the fee arrangement we have with outside legal counsel representing us in our litigation against Codian, pursuant to which we may owe additional legal fees if a favorable outcome in the litigation is ultimately achieved. Such fees would be recorded in the period in which a favorable litigation outcome occurs. The results of, and costs associated with, complex litigation matters are difficult to predict, and the uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition and reputation. Negative developments with respect to pending lawsuits could cause our stock price to decline, and an unfavorable resolution of any particular lawsuit could have an adverse and possibly material effect on our business and results of operations.

We expect that the number and significance of claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products will increase as our business expands. In particular, we expect to face an increasing number of patent and copyright claims as the number of products and competitors in our industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. An unfavorable outcome in any such claim or proceeding could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods. Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters. For example, in November 2004, we settled our outstanding patent infringement litigation with Avistar Communications, Inc. ("Avistar") and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar, and, in connection with such settlement, paid $27.5 million.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we are required to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal control. While we were able to assert in this Annual Report on Form 10-K that our internal control over financial reporting was effective as of December 31, 2006, we must continue to monitor and assess our internal control over financial reporting. If we are unable to assert in any future reporting period that our internal control over

financial reporting is effective (or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Changes in existing financial accounting standards or practices may adversely affect our results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements, or varying interpretations of current accounting pronouncements could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. For example, through 2005, we were not required to record stock-based compensation charges to earnings in connection with stock option grants and other stock awards to our employees. However, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), "Share-Based Payment," which now requires us to record stock-based compensation charges to earnings for employee stock awards. Such charges reduced net income by $16.3 million in 2006 and will continue to negatively impact our future earnings. In addition, future changes to various assumptions used to determine the fair value of awards issued or the amount and type of equity awards granted create uncertainty as to the amount of future stock-based compensation expense and make such amounts difficult to predict accurately.

Changes in tax rates could affect our future results.

The Company's future effective tax rates could be favorably or unfavorably affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of the Company's deferred tax assets and liabilities, or changes in tax laws or their interpretation. For instance, we previously announced an increase in our expected tax rate in 2006 due to the lapse in the U.S. research and development tax credit, which was subsequently reinstated and resulted in a tax rate adjustment in the fourth quarter of 2006. The adoption of SFAS 123(R) also adds more unpredictability and variability to our future effective tax rates. In addition, the adoption of FIN 48 may add more variability to our future effective tax rates. For example, our 2006 effective tax rate increased from 28% to 30% as a result of some of these factors and could further increase in the future.

In addition, the Company is subject to the continuous examination of its income tax returns by the Internal Revenue Service and other tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse affect on the Company's net income and financial condition.

Business interruptions could adversely affect our operations.

Our operations are vulnerable to interruption by fire, earthquake, typhoon or other natural disaster, quarantines or other disruptions associated with infectious diseases, national catastrophe, terrorist activities, war, ongoing Iraqi disturbances, an attack on Israel, disruptions in our computing and communications infrastructure due to power loss, telecommunications failure, human error, physical or electronic security breaches and computer viruses, and other events beyond our control. We do not have a fully implemented detailed disaster recovery plan. In addition, our business interruption insurance may not be sufficient to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business and results of operations.

Our cash flow could fluctuate due to the potential difficulty of collecting our receivables and managing our inventories.

Over the past few years, we initiated significant investments in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our revenues, accounts receivable balances will likely increase as compared to previous years. Although, from time to time, we have been able to largely offset the effects of these influences through additional incentives offered to channel partners at the end of each quarter in the form of prepaid discounts, these additional incentives have lowered our profitability. In addition, the recurrence of economic uncertainty or downturn in technology spending in the United States may restrict the availability of capital which may delay our collections from our channel partners beyond our historical experience or may cause companies to file for bankruptcy, which occurred with Global Crossing, WorldCom and MCSi. Either of these conditions would harm our cash flow and days sales outstanding performance. Although in recent quarters our experience in collecting receivables has been good and we expect this trend to continue, there can be no assurance that it will continue.

Our days sales outstanding (DSO) metric is currently ranging from 39 to 46 days. We expect that our DSO metric will continue to be in the 40 to 50 day range; however, our DSO metrics could also increase as a result of increased revenues, as a result of fluctuations in revenue linearity, as a result of future acquisitions, as a result of a greater mix of international sales, or any other factors.

In addition, as we manage our business and focus on shorter shipment lead times for certain of our products and implement freight cost reduction programs, our inventory levels may increase, resulting in decreased inventory turns that could negatively impact our cash flow. For example, our inventory turns decreased from 7.7 turns in the fourth quarter of 2004 to 6.0 turns in the fourth quarter of 2006, and this trend may continue in future operating periods.

Our stock price fluctuates as a result of the conduct of our business and stock market fluctuations.

The market price of our common stock has from time to time experienced significant fluctuations. The market price of our common stock may be significantly affected by a variety of factors, including:

- statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business, including competitors, partners, suppliers or telecommunications industry leaders or relating to us specifically, as has occurred recently;
- the announcement of new products or product enhancements by us or our competitors;
- technological innovations by us or our competitors;
- quarterly variations in our results of operations;
- acquisition of one of our competitors by a significantly larger company;
- general market conditions or market conditions specific to technology industries; and
- domestic and international macroeconomic factors.

In addition, the stock market continues to experience price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies like us. These fluctuations are often unrelated to the operating performance of the specific companies.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

We are currently headquartered in an approximately 50,000 square foot leased facility in Pleasanton, California. This facility accommodates our executive and administrative operations. Our approximately 102,000 square foot leased facility in Milpitas, California houses research and development, manufacturing, marketing, sales and customer support operations for our voice communications business, which will be relocated to an approximately 86,000 square foot facility in San Jose, California, in the second quarter of 2007. The majority of our video communications and service operations are located in an approximately 107,000 square foot leased facility in Andover, Massachusetts and an approximately 62,000 square foot leased facility in Austin, Texas and an approximately 31,000 square foot facility in Dayton, Ohio in conjunction with our recent acquisition of Destiny. Our network systems operations occupy approximately 47,000 square feet in Petach Tikva, Israel and approximately 32,000 square feet in Atlanta, Georgia, which facility is also shared with our installed voice business. Our audio network systems operations are located in an approximately 64,000 square foot leased facility located in Westminster, Colorado. In addition, we lease space in Burnaby, Canada for our VoIP development operation and in Burlington, Massachusetts for our advanced voice development operations. See Note 12 of Notes to Consolidated Financial Statements.

We lease an approximately 55,000 square foot facility in Tracy, California for our North American and Latin American distribution center. Further, we utilize space at our manufacturing contractor in Thailand and our European distribution contractor in the United Kingdom and Netherlands to provide Asian and European distribution and repair centers, respectively.

Within the U.S., we lease office space, primarily for sales offices in various metropolitan locations, including: Atlanta, Georgia; Chicago, Illinois; Herndon, Virginia; Irvine, California; New York, New York; and Dallas, Texas. Outside of the U.S, we lease offices in several countries, including Australia, Canada, China, France, Germany, Hong Kong, India, Israel, Japan, Korea, Mexico, Netherlands, Peru, Singapore, Spain, Thailand and the United Kingdom. Our facilities are leased pursuant to agreements that expire beginning in 2007 and extend out to 2017.

We believe that our current facilities are adequate to meet our needs for the foreseeable future, and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We expect that the number and significance of these matters will increase as our business expands. In particular, we expect to face an increasing number of patent and other intellectual property claims as the number of products and competitors in Polycom's industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations or liquidity for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers, and all persons chosen to become executive officers, and their ages and positions as of February 28, 2007, are as follows:

Name	Age	Position(s)
Robert C. Hagerty*	55	Chairman of the Board, Chief Executive Officer and President
Michael R. Kourey*	47	Senior Vice President, Finance and Administration, Chief Financial Officer and Director
Geno J. Alissi	57	Senior Vice President and General Manager, Global Services Division
Sunil K. Bhalla	50	Senior Vice President and General Manager, Voice Communications
Sayed M. Darwish	41	Vice President, General Counsel and Secretary
Laura J. Durr	46	Vice President, Worldwide Controller and Principal Accounting Officer
James E. Ellett	47	Senior Vice President and General Manager, Video Communications
David R. Phillips	52	Senior Vice President, Worldwide Sales
Joseph A. Sigrist	45	Senior Vice President and General Manager, Network Systems

* Member of the Board of Directors.

Mr. Hagerty joined us in January 1997 as our President and Chief Operating Officer and as a member of our Board of Directors. In July 1998, Mr. Hagerty was named Chief Executive Officer. In March 2000, Mr. Hagerty was named Chairman of the Board. Prior to joining us, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, Inc., including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals and key management positions at Signal Corporation and Digital Equipment Corporation. Mr. Hagerty currently serves as a member of the Board of Directors of Modulus Video, Inc. and Palm, Inc. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

Mr. Kourey has served as our Senior Vice President, Finance and Administration since January 1999 and as our Chief Financial Officer since January 1995. In addition, Mr. Kourey has been one of our directors since January 1999. He also served as Vice President, Finance and Administration from January 1995 to January 1999, Vice President, Finance and Operations from July 1991 to January 1995, Secretary from June 1993 to May 2003 and Treasurer from May 2003 to May 2004. Mr. Kourey currently serves as a member of the Board of Directors of Riverbed Technology, Inc. and serves on the Advisory Board of the Business School at Santa Clara University. Prior to joining us, he was Vice President, Operations of Verilink Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from Santa Clara University.

Mr. Alissi joined us in 2001 as Vice President and General Manager of our iPower Video Communications Division. In 2003, Mr. Alissi became Vice President and General Manager of Polycom Global Services and served in that capacity until being promoted to his current position as Senior Vice President and General Manager, Global Services Division in February 2007. Prior to joining Polycom, Mr. Alissi was Vice President and General Manager, Intel Communications Group Dialogic Communications Software and Services Division. Mr. Alissi also has held key senior management positions at Digital Equipment Corporation. Mr. Alissi holds a Bachelor of Arts degree in Economics from the American International College. He also holds a Master of Arts degree in Economics from the University of Hartford.

Mr. Bhalla joined us in February 2000 as our Senior Vice President and General Manager, Voice Communications. Before joining us, Mr. Bhalla served as Vice President of Polaroid Corporation's Internet Business from October 1999 to January 2000 and also served as Polaroid's Vice President and General Manager,

Worldwide Digital Imaging Business from June 1998 to October 1999. Previously, Mr. Bhalla also held posts as Director of Strategic Marketing at Computervision Corporation from September 1991 to June 1993, as well as senior management positions with Digital Equipment Corporation from September 1986 to August 1991. Mr. Bhalla is a graduate of the Stanford Executive Program, Stanford University, holds a M.S. in Mechanical Engineering and CAD/CAM from Lehigh University, Pennsylvania, and a B.S. in Mechanical Engineering from Institute of Technology, BHU, India.

Mr. Darwish joined us in August 2005 as our Vice President, General Counsel and Secretary. Prior to joining Polycom, from December 2003 to August 2005, Mr. Darwish served in various legal positions at EMC Corporation, ultimately as Vice President and General Counsel for EMC Corporation's Software Group after EMC's acquisition of Documentum, Inc., where he served as Vice President, General Counsel and Secretary from July 2000 to December 2003. Prior to that, Mr. Darwish served as Vice President and General Counsel for Luna Information Systems, served in various positions, including as General Counsel and Vice President, Legal and HR, for Forté Software, Inc. through its acquisition by Sun Microsystems, Inc., served as Corporate Counsel at Oracle Corporation, and was an associate in the law firm of Brobeck, Phleger & Harrison. Mr. Darwish is a graduate of the University of San Francisco School of Law, J.D. *cum laude,* and holds a B.S. in Mathematics and a B.A. in Economics from the University of Illinois, Urbana.

Ms. Durr has served as our Vice President, Worldwide Controller and Principal Accounting Officer since March 2005. Ms. Durr joined us in March 2004 as our Assistant Controller. Prior to joining Polycom, Ms. Durr served as the Director of Finance & Administration for QuickSilver Technology, Inc. from February 2003 to March 2004, as an independent consultant from July 2002 to February 2003 and as the Corporate Controller for C Speed Corporation from April 2001 to June 2002. From October 1999 to October 2000, Ms. Durr was a business unit Controller at Lucent Technologies, Inc. after Lucent's acquisition of International Network Services, where she served as the Corporate Controller from May 1995 to October 1999. Ms. Durr also spent six years in various capacities at Price Waterhouse LLP. Ms. Durr is a certified public accountant and holds a B.S. in Accounting from San Jose State University in San Jose, California.

Mr. Ellett joined us in February 2003 as Senior Vice President and General Manager, Video Communications. Before joining us, Mr. Ellett served as Vice President and General Manager of the Client Business Unit of Advanced Micro Devices. Prior to Advanced Micro Devices, Mr. Ellett held various general manager positions at Compaq Computer Corporation from November 1996 through February 2001. In addition, Mr. Ellett held positions at Cyrix Corporation, Digital Equipment Corporation and spent six years at Dell Computer Corporation in various positions in the Desktop Systems, Consumer Products and Portable Systems groups. Mr. Ellett holds a B.S. in Electrical Engineering from The University of Texas at Austin.

Mr. Phillips joined us in June 2006 as Senior Vice President, Worldwide Sales. Before joining us, Mr. Phillips was the Chief Operating Officer of ACS Dataline, Inc., a premier provider of customized managed services in the areas of voice over IP, wireless, and security communications infrastructure from January 2004 to June 2006. Prior to ACS Dataline, Mr. Phillips served as Vice President and General Manager of Trilogy Software, Inc. from April 2001 to December 2003. Prior to Trilogy Software, Mr. Phillips served as Vice President of Worldwide Sales for the Connectivity Solutions division of Lucent/Avaya from 1999 to 2001. Mr. Phillips holds a B.A. in Business Studies from Bristol Polytechnic in the U.K.

Mr. Sigrist joined us in April 2006 as Senior Vice President and General Manager, Network Systems. Before joining us, Mr. Sigrist was Chief Executive Officer of Hammerhead Systems, a networking startup, from April 2003 to December 2004. From July 1999 to February 2003, Mr. Sigrist was the President and General Manager of the Edge Access Systems division of Lucent Technologies, Inc. after Lucent's acquisition of Ascend Communications in July 1999. Mr. Sigrist holds a B.S. in Mechanical Engineering and an M.B.A. from Santa Clara University.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol PLCM. The following table presents the high and low sale prices for our common stock for the periods indicated.

	High	Low
Year Ended December 31, 2005:		
First Quarter	$23.55	$15.85
Second Quarter	17.99	14.44
Third Quarter	17.85	13.97
Fourth Quarter	17.58	14.24
Year Ended December 31, 2006:		
First Quarter	$22.33	$15.13
Second Quarter	23.05	19.92
Third Quarter	25.24	19.77
Fourth Quarter	32.07	24.13
Year Ending December 31, 2007:		
First Quarter (through February 16, 2007)	$35.00	$29.25

On February 16, 2007, the last reported sale price of our common stock as reported on the NASDAQ Global Select Market was $34.26 per share. As of December 31, 2006, there were approximately 1,694 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock and do not anticipate, at this time, paying any cash dividends on our capital stock in the near future. We currently intend to retain any future earnings for use in our business, future acquisitions or future purchases of our common stock.

Share Repurchase Program

The following table provides a month-to-month summary of the stock purchase activity during the fourth quarter ended December 31, 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
10/01/06 to 10/31/06	—	$ —	—	$41,417,000
11/01/06 to 11/30/06	942,660	27.23	942,660	$15,749,000
12/01/06 to 12/31/06	—	—	—	$15,749,000
Total	942,660	$27.43	942,660	

On August 9, 2005, the Company announced that the Board of Directors had approved a $250 million share repurchase plan, which superseded all prior share repurchase plans, under which it would purchase shares in the

open market from time to time. As of December 31, 2006, under the 2005 share repurchase plan, the Company had purchased approximately 12.9 million shares of its common stock in the open market for cash of $234.3 million, resulting in a remaining authorization to purchase up to an additional $15.7 million of shares. The repurchased shares of common stock have been retired and reclassified as authorized and unissued shares. The 2005 share repurchase plan does not have an expiration date but is limited by the dollar amount authorized.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues					
Product revenues	$600,703	$511,462	$483,535	$381,439	$406,820
Service revenues	81,682	69,197	56,717	38,984	45,271
Total revenues	682,385	580,659	540,252	420,423	452,091
Cost of revenues					
Cost of product revenues	218,810	179,837	161,619	137,685	160,766
Cost of service revenues	43,114	39,680	37,092	27,892	26,747
Total cost of revenues	261,924	219,517	198,711	165,577	187,513
Gross profit	420,461	361,142	341,541	254,846	264,578
Operating expenses					
Sales and marketing	169,828	142,719	120,699	101,884	97,105
Research and development	114,331	91,479	92,076	72,638	72,487
General and administrative	45,410	35,631	36,942	31,334	29,947
Acquisition-related costs	161	351	1,394	386	3,699
Purchased in-process research and development	—	300	4,600	—	900
Amortization of purchased intangibles	7,452	8,790	20,521	17,591	17,135
Restructure costs	2,410	633	1,387	5,029	1,657
Litigation reserves and payments	—	(93)	20,951	—	(257)
Total operating expenses	339,592	279,810	298,570	228,862	222,673
Operating income	80,869	81,332	42,971	25,984	41,905
Interest income, net	21,164	12,848	7,279	8,451	9,492
Gain (loss) on strategic investments	176	2,908	(12)	(737)	(7,465)
Other income (expense), net	540	(5)	(1,330)	(1,774)	527
Income from continuing operations before provision for income taxes	102,749	97,083	48,908	31,924	44,459
Provision for income taxes	30,825	34,722	14,332	8,958	11,675
Income from continuing operations	71,924	62,361	34,576	22,966	32,784
Gain (loss) from discontinued operations, net of taxes	—	—	296	(695)	(6,024)
Gain from sale of discontinued operations, net of taxes	—	384	477	552	—
Net income	$ 71,924	$ 62,745	$ 35,349	$ 22,823	$ 26,760
Basic net income per share:					
Income per share from continuing operations	$ 0.81	$ 0.66	$ 0.36	$ 0.23	$ 0.33
Income (loss) per share from discontinued operations, net of taxes	—	—	—	(0.01)	(0.06)
Gain per share from sale of discontinued operations, net of taxes	—	—	—	0.01	—
Basic net income per share	$ 0.81	$ 0.66	$ 0.36	$ 0.23	$ 0.27
Diluted net income per share:					
Income per share from continuing operations	$ 0.80	$ 0.65	$ 0.35	$ 0.23	$ 0.33
Income (loss) per share from discontinued operations, net of taxes	—	—	—	(0.01)	(0.06)
Gain per share from sale of discontinued operations, net of taxes	—	—	—	0.01	—
Diluted net income per share	$ 0.80	$ 0.65	$ 0.35	$ 0.23	$ 0.27
Weighted average shares outstanding for basic net income per share	88,419	95,691	99,334	99,244	99,324
Weighted average shares outstanding for diluted net income per share	90,373	97,014	102,018	100,752	100,696

	December 31,				
	2006	2005	2004	2003	2002
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 473,713	$ 277,462	$ 214,340	$ 228,265	$ 193,861
Working capital	426,094	246,240	171,303	194,015	202,913
Total assets	1,190,015	1,071,400	1,154,641	1,103,790	1,076,874
Total long-term obligations	29,412	23,033	15,874	32,519	37,996
Total stockholders' equity	946,720	856,869	964,614	929,279	903,743

Note that the results of operations in 2006 include stock-compensation expense under SFAS 123R, while prior periods do not. Our results of operations include the results of Voyant since January 5, 2004, the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WHEN USED IN THIS REPORT, THE WORDS "MAY," "BELIEVE," "COULD," "ANTICIPATE," "WOULD," "MIGHT," "PLAN," "EXPECT," "WILL," "INTEND," "POTENTIAL," AND SIMILAR EXPRESSIONS OR THE NEGATIVE OF THESE TERMS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHER THINGS, STATEMENTS REGARDING OUR ANTICIPATED PRODUCTS, CUSTOMER AND GEOGRAPHIC REVENUE LEVELS AND MIX, GROSS MARGINS, OPERATING COSTS AND EXPENSES AND OUR CHANNEL INVENTORY LEVELS, INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" IN THIS DOCUMENT, AS WELL AS OTHER INFORMATION FOUND ELSEWHERE IN THIS ANNUAL REPORT ON FORM 10-K.

Overview

We are a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications. Our offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services. For reporting purposes, we consider each of these separate segments.

Our products are unified under The Polycom Accelerated Communications Architecture, a framework of common technology principles and objectives for intelligent, standards-based communications. This architecture is designed to facilitate interoperability among systems in a multi-vendor ecosystem, leverage common features across a variety of products and streamline management processes. The Polycom Accelerated Communications Architecture serves as the enabling platform for unified collaborative communication, our corporate vision of a unified communications environment for employees, customers and partners to communicate in a dispersed workplace.

The shift from circuit-switched telephony networks to Internet Protocol (IP) based networks is a significant driver for Polycom's collaborative communications markets and for our business. In 2006, for instance, our Voice over IP (VoIP) products grew faster than any other product line in the company. In addition, over half of our group video products and essentially all of our desktop video products were shipped to connect to IP environments in 2006 rather than legacy ISDN networks. Strategically, Polycom is investing much of its research, development, sales and marketing efforts into delivering a superior IP-based collaborative

communications solution, using Polycom proprietary technology in the evolving, standards-based IP communications environment.

Revenues were $682.4 million in 2006 as compared to $580.7 million in 2005. The increase in revenues primarily reflects increased sales volumes of our voice and video communications products and, to a lesser extent, increases in service revenues. These increases were partially offset by decreased revenues from our network systems products. During 2006, we generated approximately $147.7 million in cash flow from operating activities, which after the impact of other investing and financing activities described in further detail under "Liquidity and Capital Resources," resulted in a $127.1 million net increase in our total cash and cash equivalents.

Our Video Communications, Voice Communications, Network Systems and Services segment accounted for 48%, 28%, 12% and 12%, respectively, of our revenues in 2006. See Note 17 of Notes to Consolidated Financial Statements for further information on our segments, including a summary of our segment revenues, segment contribution margin, segment inventory and revenue by geography.

On January 5, 2007, we completed our acquisition of Destiny Conferencing Corporation, or Destiny, pursuant to the terms of an Agreement and Plan of Reorganization, or Reorganization Agreement, dated as of January 5, 2007. Destiny designs and manufactures immersive telepresence solutions. Destiny's telepresence solution already incorporates our videoconferencing products and is the basis of our RPX™ telepresence offering. As a result of the acquisition, we now own several patents core to telepresence, a rapidly-emerging market driven by the need for dispersed people to communicate as if they are all in the same room. Destiny will be reported as part of our Video Communications and Services segments. Destiny's results of operations are not included in our results of operations presented below as the acquisition was completed subsequent to December 31, 2006.

Additionally, on February 7, 2007, we announced that we had entered into a definitive agreement to acquire SpectraLink Corporation. SpectraLink designs, manufactures and sells on-premises wireless telephone systems to customers worldwide that complement existing telephone systems by providing mobile communications in a building or campus environment. SpectraLink wireless telephone systems increase the efficiency of employees by enabling them to remain in telephone contact while moving throughout the workplace. We believe that the SpectraLink acquisition will position us as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video, and data collaboration solutions from the desktop, to the meeting room, to the mobile individual. SpectraLink will become part of our Voice Communications and Services segments. As a result of this acquisition, which is anticipated to close in the first or second quarter of 2007, we expect to incur significant acquisition costs in the period the transaction closes, as well as ongoing integration costs, as we work to integrate the two businesses.

Competition that we face in our markets is intense and competition that we face in certain of our international markets is different than what we face in North America and is currently based principally on price. We have noted additional competitors and increased pricing pressures in China, India and other parts of Asia, which contributed to decreased revenues in Asia in 2005 as compared to 2004. Although we have had improved year over year performance in Asia in 2006, we still see increased competition in this region, particularly in China. If we are unable to compete effectively in these regions in terms of price, technology, product offerings or marketing strategies, our overall financial results may suffer.

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our third and first quarters. There is generally a slowdown of sales in the European region in the third quarter of each year and sales to government entities typically slow in our fourth quarter and, to a greater extent, in our first quarter. In addition, sales of our video conferencing products have typically declined in the first quarter of the year compared to the fourth quarter of the prior year. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters, as they did in the first quarter of 2005.

On January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based upon estimated fair values. As a result of adopting SFAS 123(R), income before income taxes and net income for the year ended December 31, 2006 were $23.3 million and $16.3 million lower, respectively. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was a reduction of $0.18 per share. The following table summarizes stock-based compensation expense recorded under SFAS 123(R) for the year ended December 31, 2006 and its allocation within the Consolidated Statements of Operations (in thousands):

	Year Ended December 31, 2006
Cost of sales—product	$ 1,474
Cost of sales—service	1,734
Stock-based compensation expense included in cost of sales	3,208
Sales and marketing	6,768
Research and development	7,311
General and administrative	6,001
Stock-based compensation expense included in operating expenses	20,080
Stock-based compensation expense related to employee equity awards and employee stock purchases	23,288
Tax benefit	6,986
Stock-based compensation expense related to employee equity awards and employee stock purchases, net of tax	$16,302

There was no stock-based compensation expense recognized for the years ended December 31, 2005 and 2004 except as related to acquisitions, which was less than $0.1 million and $0.2 million, respectively.

We adopted SFAS 123(R) on a modified prospective basis, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective basis, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Prior to the adoption of SFAS No. 123(R), we provided the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures."

Consistent with the disclosure provisions of SFAS 148, our net income and basic and diluted net income per share for the years ended December 31, 2005 and 2004 would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended December 31,	
	2005	2004
Net income—as reported	$ 62,745	$ 35,349
Add stock based compensation expensed during the period	35	214
Less stock based compensation expense determined under fair value based method, net of taxes of $7,051 and $8,305 respectively	(18,105)	(20,050)
Net income—pro forma	$ 44,675	$ 15,513
Basic net income per share—as reported	$ 0.66	$ 0.36
Basic net income per share—pro forma	$ 0.47	$ 0.16
Diluted net income per share—as reported	$ 0.65	$ 0.35
Diluted net income per share—pro forma	$ 0.46	$ 0.15

In January 2003, we sold certain fixed assets and intellectual property rights relating to our network access product line. Our Consolidated Financial Statements reflect our network access product line as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144. The results of operations of our network access product line have been classified as discontinued, and prior periods have been reclassified, including the reallocation of general overhead charges to our four remaining reporting segments. See Note 2 of Notes to Consolidated Financial Statements for further information on our discontinued operations. Unless otherwise indicated, the following discussion relates to our continuing operations.

The discussion of our results of operations at the consolidated level is followed by a more detailed discussion of our results of operations by segment. The discussion of our segment operating results is presented for the three years ended December 31, 2006, including Voyant's results of operations from January 5, 2004 and DSTMedia's results of operations from August 25, 2005.

Results of Operations for the Three Years Ended December 31, 2006

The following table sets forth, as a percentage of total revenues (unless indicated otherwise), consolidated statements of operations data for the periods indicated.

	Year Ended December 31,		
	2006	2005	2004
Revenues			
Product revenues	88%	88%	90%
Service revenues	12%	12%	10%
Total revenues	100%	100%	100%
Cost of revenues			
Cost of product revenues as % of product revenues	36%	35%	33%
Cost of service revenues as % of service revenues	53%	57%	65%
Total cost of revenues	38%	38%	37%
Gross profit	62%	62%	63%
Operating expenses			
Sales and marketing	25%	25%	22%
Research and development	17%	16%	17%
General and administrative	7%	6%	7%
Acquisition-related costs	0%	0%	0%
Purchased in-process research and development	0%	0%	1%
Amortization and impairment of purchased intangibles	1%	1%	4%
Restructure costs	0%	0%	0%
Litigation reserves and payments	0%	0%	4%
Total operating expenses	50%	48%	55%
Operating income	12%	14%	8%
Interest income, net	3%	2%	1%
Gain (loss) on strategic investments	0%	1%	0%
Other income (expense), net	0%	0%	0%
Income from continuing operations before provision for income taxes	15%	17%	9%
Provision for income taxes	4%	6%	2%
Income from continuing operations	11%	11%	7%
Income (loss) from discontinued operations, net of taxes	0%	0%	0%
Gain from sale of discontinued operations, net of taxes	0%	0%	0%
Net income	11%	11%	7%

Revenues

Total revenues for 2006 were $682.4 million, an increase of $101.7 million, or 18%, over 2005. The increase was due to increased sales volumes of our voice and video communications products, and to a lesser extent, increases in service revenues. These increases were partially offset by a decrease in network systems revenues. Video Communications product revenues increased to $327.5 million for 2006 from $278.5 million in 2005, an 18% increase, primarily due to an increase in sales volumes and average selling prices of our group video products. Voice Communications product revenues increased to $188.0 million for 2006 from $138.8 million in 2005, a 35% increase, primarily as a result of increased sales volumes of our Voice-over-IP products and circuit switched products, and to a lesser extent, increases in sales volumes of our installed voice products. Revenues from our Network Systems products for 2006 decreased 10% over 2005 from $94.2 million to $85.2 million, due primarily to decreased video and audio network systems revenues, which were partially offset by increases in revenues from our network systems software products. Network System revenues were impacted by a decrease in video network system average selling prices, due in part to increased competition. Services revenues increased to $81.7 million for 2006 from $69.2 million in 2005, primarily due to increased video-related services and video network system services.

Total revenues for 2005 were $580.7 million, an increase of $40.4 million, or 7%, over 2004. The increase was due to increased sales volumes of our voice and video communications products, and to a lesser extent, increases in service revenues. These increases were partially offset by a decrease in network systems revenues. Video Communications product revenues increased to $278.5 million for 2005 from $266.9 million in 2004, a 4% increase, primarily due to an increase in sales of our group video products, partially offset by decreases in our desktop video products. Voice Communications product revenues increased to $138.8 million for 2005 from $107.7 million in 2004, a 29% increase, primarily as a result of increases in sales of our Voice-over-IP products and, to a lesser extent, increases in sales of our circuit switched products and installed voice products. Revenues from our Network Systems products for 2005 decreased 14% over 2004 from $108.9 million to $94.2 million, due primarily to decreased video network system revenues. Network system revenues were impacted by a decrease in video network system volumes, as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition. Services revenues increased to $69.2 million for 2005 from $56.7 million in 2004, primarily due to increased video-related services and video network system services, and to a lesser extent increases in audio network system services.

International sales, or revenues outside of Canada and the U.S., accounted for 43%, 41% and 42% of total revenues for 2006, 2005 and 2004, respectively. On a regional basis, North America, Europe, Asia Pacific and Latin America accounted for 57%, 22%, 18% and 3%, respectively, of our total 2006 revenues. North America, Europe, Asia Pacific and Latin America revenues increased 14%, 25%, 19% and 34%, respectively, in 2006 over 2005. North America revenues increased as a result of an increase in video and voice communication product revenues, and to a lesser extent, increased services revenues. These increases were partially offset by decreases in network systems revenues. Europe and Asia Pacific revenues increased as a result of an increase in voice and video communication product revenues, and to a lesser extent, increased services and network systems product revenues. Latin America revenues increased as a result of increased video and voice communication product revenues, and to a lesser extent, increases in services revenues. Network systems product revenues in Latin America were essentially flat in 2006 as compared to 2005.

On a regional basis, North America, Europe, Asia Pacific and Latin America accounted for 59%, 21%, 18% and 2%, respectively, of our total 2005 revenues. North America, Europe and Latin America revenues increased 9%, 11% and 29%, respectively, in 2005 over 2004, while Asia Pacific revenues decreased 4%. North America revenues increased as a result of an increase in voice and video communication product revenues, and to a lesser extent, increased service revenues. These increases were partially offset by decreases in network systems revenues. Europe revenues increased as a result of an increase in video and voice communication product revenues, and to a lesser extent, increased service revenues. These increases were partially offset by decreases in

network systems revenues. Latin America revenues increased as a result of increased video and voice communication product revenues, and to a lesser extent, increases in network systems and services revenues. Asia Pacific revenues decreased primarily as a result of decreased video communication product revenues and network systems product revenues. These decreases were only partially offset by increases in voice communication product revenues and increased service revenues.

One channel partner accounted for 10% of our total net revenues and 12% of our Video Communications segment revenues in 2006. No one customer accounted for more than 10% of our total net revenues in 2005 or 2004. In 2005, one channel partner accounted for 11% of both our Video Communications and Voice Communications segment revenues. No one customer accounted for more than 10% of our Voice Communications segment revenues in 2006 or our Video Communications segment revenues in 2004. One customer accounted for 10% of our Voice Communications segment revenues in 2004. No one customer accounted for more than 10% of our Network Systems or Services segment revenues in 2006, 2005 or 2004. We believe it is unlikely that the loss of any of our channel partners would have a long term material adverse effect on our consolidated net revenues or segment net revenues as we believe end-users would likely purchase our products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. In 2004, we began selling our audio network systems, a product line obtained through the Voyant acquisition, direct to end users and the revenues in the Network Systems segment from end users are subject to more variability than our revenues from our reseller customers. The loss of one or more of the audio network system customers could have a material adverse impact on our Network Systems segment and consolidated revenues.

In 2005, we made changes to our co-op marketing program that we provide to our channel partners that generally resulted in co-op funds being treated as a marketing expense rather than as a revenue reduction as it was previously. This change affected how our partners utilize and claim credit for eligible marketing activities and was intended to better leverage our collective marketing efforts. As a result of this change, revenues, gross profit and marketing expenses all increased in 2005 by the amount of co-op marketing dollars that would have previously been a reduction of revenues. This change had no effect on our net income or cash flows. In 2004, we recorded approximately $10.2 million for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for those years, revenues, gross profit and marketing expenses would have increased by approximately that amount.

We typically ship products within a short time after we receive an order and, therefore, backlog has not been a good indicator of future revenues. As of December 31, 2006, we had $40.4 million of order backlog as compared to $38.1 million at December 31, 2005. We include in backlog open product orders which we expect to ship or services which we expect to bill and record revenue for in the following quarter. Once billed, unrecorded service revenue is included in deferred revenue. We believe that the current level of backlog will continue to fluctuate primarily as a result of the level and timing of orders received and customer delivery dates requested outside of the quarter. The level of backlog at any given time is also dependent in part on our ability to forecast revenue mix and plan our manufacturing accordingly and ongoing service deferrals as service revenues increase as a percent of total revenue. In addition, orders from our channel partners are based in part on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which in turn could negatively affect orders from our channel partners in any given quarter. As a result, our backlog could decline from current levels.

Cost of Revenues and Gross Margins

$ in thousands	Year Ended December 31,			Increase (Decrease) From Prior Year	
	2006	2005	2004	2006	2005
Product Cost of Revenues	$218,810	$179,837	$161,619	22%	11%
% of Product Revenues	36%	35%	33%	1pt	2pts
Product Gross Margins	64%	65%	67%	(1)pt	(2)pts
Service Cost of Revenues	$ 43,114	$ 39,680	$ 37,092	9%	7%
% of Service Revenues	53%	57%	65%	(4)pts	(8)pts
Service Gross Margins	47%	43%	35%	4pts	8pts
Total Cost of Revenues	$261,924	$219,517	$198,711	19%	10%
% of Total Revenues	38%	38%	37%	—	1pt
Total Gross Margin	62%	62%	63%	—	(1)pt

Cost of Product Revenues and Product Gross Margins

Cost of product revenues consists primarily of contract manufacturer costs, including material and direct labor, our manufacturing organization, tooling depreciation, warranty expense, freight expense, royalty payments, stock-based compensation costs and an allocation of overhead expenses, including facilities and IT costs. Cost of product revenues and product gross margins included a $1.5 million charge for stock-based compensation for the year ended December 31, 2006. The comparable 2005 and 2004 periods do not include any charges for stock-based compensation. Generally, Network Systems segment products have a higher gross margin than products in our Video and Voice Communications segments.

Overall, product gross margins decreased by 1 percentage point in 2006 as compared to 2005 as a result of decreased margins in Voice Communications and Network Systems segments, partially offset by increased margins in Video Communications. The decrease in Voice Communications was due to a shift in product mix toward lower margin Voice-over-IP desktop products, as well as increased expenses related to stock-based compensation and additional reserves for excess and obsolete inventories. The increase in Video Communications gross margins was due to increased average selling prices due to product mix and the fact that the first year of service is no longer bundled in the product price, which was partially offset by increased expenses related to stock-based compensation and additional reserves for excess and obsolete inventories. Effective July 1, 2006, we began to separately charge for the initial year of service for our video conferencing products rather than charging one combined price for the product and service. As a result, we are no longer required to defer a portion of the product revenues to cover the first year of service. Gross margins in our Network Systems segment were lower in 2006 relative to 2005 due to decreased margins in both video network systems and network systems software as a result of decreased average selling prices and higher expenses related to stock-based compensation. This was partially offset by increased margins in audio network systems as a result of a higher mix in the software content of these products.

Network System margins were impacted by lower average selling prices for our video network systems, primarily as a result of increased competition. Gross margins in our Video Communications segment increased in 2006 as compared to 2005 primarily as a result of higher average selling prices on our group video products. Gross margins in our Voice Communications segment were lower in 2006 as compared to 2005 primarily as a result of increased Voice-over-IP product revenues which generally have a lower gross margin than our circuit switched and installed voice products.

Overall, product gross margins decreased by 2 percentage points in 2005 as compared to 2004 primarily as a result of decreased margins in our Network Systems segment. Network system margins were impacted by a decrease in video network system volumes, as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition. Gross margins in our Video and Voice Communications segments were essentially flat year over year.

Additionally, in 2005, we made a change to our co-op marketing program that we provide to our channel partners that resulted in co-op funds being treated as a marketing expense rather than a revenue reduction as it was previously. As a result of this change, revenues, gross profit and marketing expenses all increased in 2005 by the amount of co-op marketing dollars that would have previously been a reduction of revenues. This change had no effect on our net income or cash flows. In 2004, we recorded approximately $10.2 million for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for those years, revenues, gross profit and marketing expenses would have increased by approximately that amount.

Cost of Service Revenues and Service Gross Margins

Cost of service revenues consists primarily of material and direct labor, including stock-based compensation costs, depreciation, and an allocation of overhead expenses, including facilities and IT costs. Generally, services have a lower gross margin than our product gross margins. Cost of service revenues and service gross margins included a $1.7 million charge for stock-based compensation for the year ended December 31, 2006. The comparable 2005 and 2004 periods do not include any charges for stock-based compensation.

Overall, service gross margins increased in 2006 over 2005 as a result of revenues increasing at a faster pace than related service costs, as well as, a shift in mix of services revenues toward higher margin video maintenance revenues. Service gross margins were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX™ products that was included in the product price through June 30, 2006 and amortized over the twelve month period following shipment. These factors were offset partially by increased expenses related to stock-based compensation.

Overall, service gross margins increased in 2005 as compared to 2004 as a result of revenues increasing at a faster pace than related service costs and higher margins on audio network systems services. Service gross margins were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve months following shipment.

Forecasting future gross margin percentages for both products and services is difficult, and there are a number of risks associated with maintaining our current gross margin levels. Uncertainties surrounding revenue levels and related production level variances, competition, changes in technology, changes in product mix, variability of stock-based compensation costs, litigation outcomes, and the potential of resulting royalties to third parties, manufacturing efficiencies of subcontractors, manufacturing and purchase price variances, warranty and recall costs, such as those we incurred during the first quarter of 2006 with the voluntary battery recall used in our SoundStation 2W product, and excess and obsolete reserves, such as the reserve we recorded in the third quarter of 2006 related to our QSX™ and ViewStation® products, and timing of sales over the next few quarters can cause our cost of revenues percentage to vary significantly. We may also experience higher prices on commodity components that are included in our products, such as cost increases for memory devices used in many of our products. In 2006, we incurred cost increases in components that are required to be in compliance with the Restrictions on Hazardous Substances (RoHS) rules in Europe. Further, in late 2003, we began including one year of service with some of our video products, which has lowered our gross margins for those products as a result of allocating a portion of our product revenue to deferred service revenue. However, service gross margins are favorably impacted when the deferred revenue is recorded as revenue. Effective July 1, 2006, we began to separately charge for the initial year of service for our video conferencing products rather than charging one combined price for the product and service. These actions may not have the desired result of increasing revenues and improving service renewal rates and, accordingly, could have an adverse impact on our gross margins and profitability.

In addition, cost variances associated with the manufacturing ramp of new products, or the write-off of initial inventory purchases due to product launch delays, or the lack of market acceptance of our new products, could occur, which would increase our cost of revenues as a percentage of revenues. In addition to the uncertainties listed above, cost of revenues as a percentage of revenues may increase due to a change in our mix

of distribution channels and the mix of international versus North American revenues. Cost of revenues will increase in 2007 in absolute dollars as a result of increased compensation charges due to recording stock-based compensation expense as well as annual merit increases. Stock-based compensation costs associated with stock options are determined through the use of an option-pricing model that is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. Changes in these underlying factors and assumptions may result in significant variability in the stock-based compensation costs we record, which makes such amounts difficult to accurately predict.

Sales and Marketing Expenses

	Year Ended December 31,			Increase From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Expenses	$169,828	$142,719	$120,699	19%	18%
% of Total Revenues	25%	25%	22%	—	3pts

Sales and marketing expenses consist primarily of salaries and commissions for our sales force, stock-based compensation costs, advertising and promotional expenses, product marketing expenses, and an allocation of overhead expenses, including facilities and IT costs. Sales and marketing expenses, except for direct marketing expenses, are not allocated to our segments. Sales and marketing expenses included a $6.8 million charge for stock-based compensation for the year ended December 31, 2006. The comparable 2005 and 2004 periods do not include any charges for stock-based compensation.

Sales and marketing expense as a percentage of revenue was flat in 2006 as compared to 2005. The increase in absolute dollars in 2006 over 2005 was due primarily to an increase in sales commissions and co-op marketing charges as a result of increased revenues, increases in our sales and marketing headcount due to the expansion of our sales and marketing efforts, as well as increased compensation charges due to annual merit increases, incentive accruals and stock-based compensation expense.

The increase in sales and marketing expense as a percentage of revenues in 2005 as compared to 2004 is primarily due to a change to our co-op marketing program that we provide to our channel partners that resulted in co-op funds being treated as a marketing expense rather than a revenue reduction as it was in prior years. For 2004, we recorded approximately $10.2 million for co-op marketing programs as a reduction of revenues, which had the co-op marketing program changes been in effect for 2004, marketing expenses would have increased by approximately that amount. Excluding the effect of the co-op marketing change, sales and marketing expense as a percentage of revenue increased by 1% for 2005 as compared to 2004. The increase in absolute dollars in 2005 as compared to 2004 was due primarily to an increase in our sales headcount due to overall expansion of our sales effort, increased trade show and marketing event activities and the change to our co-op marketing program discussed above. This was partially offset by reduced spending on outside marketing services due to our consolidating these services to fewer vendors.

We expect to continue to increase our sales and marketing expenses in absolute dollar amounts and to increase spending as a percentage of revenues in 2007 as we continue to increase our sales coverage and expand our marketing efforts across all our markets through the hiring of additional sales personnel and increased spending on marketing programs. We also expect to incur increased expenses, especially advertising expenses, to market new products, to increase the adoption rate of our technology and products and to educate potential end-users as to the desirability of these products over competing products, especially as we launch new products and as a result of increased competition in the high end video conferencing market. We also expect sales and marketing expenses to increase in absolute dollars in 2007 over the 2006 levels as a result of the anticipated acquisition of SpectraLink in 2007 and, to a lesser extent, our recent acquisition of Destiny. In addition, sales and marketing expenses will also increase in 2007 over the 2006 levels as a result of increased compensation charges due to recording stock-based compensation expense, as well as annual merit increases and incentive accruals.

Stock-based compensation costs associated with stock options are determined through the use of an option-pricing model that is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. Changes in these underlying factors and assumptions may result in significant variability in the stock-based compensation costs we record, which makes such amounts difficult to accurately predict.

Research and Development Expenses

	Year Ended December 31,			Increase (Decrease) From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Expenses	$114,331	$91,479	$92,076	25%	(1)%
% of Total Revenues	17%	16%	17%	1pt	(1)pt

Research and development expenses are expensed as incurred and consist primarily of compensation costs, including stock-based compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs. Research and development expenses included a $7.3 million charge for stock-based compensation for the year ended December 31, 2006. The comparable 2005 and 2004 periods do not include any charges for stock-based compensation.

Research and development expenses as a percentage of revenue increased for 2006 as compared to 2005, primarily due to spending increasing by 25% in 2006 over 2005 as compared to revenues increasing 18% in 2006 over 2005. The increase in absolute dollars in 2006 as compared to 2005 is due to planned headcount increases and program development expenses to support increased investment in new product initiatives, such as our High Definition video and voice products and next generation network systems products, as well as increased compensation charges related to annual merit increases, incentive accruals and stock-based compensation expense. Research and development expenses increased in 2006 as compared to 2005 in our Video Communications, Voice Communications and Network Systems segments.

Research and development expenses as a percentage of revenues for 2005 decreased slightly compared to 2004, primarily due to increasing revenues. Research and development expenses decreased in absolute dollars by 1% from $92.1 million in 2004 to $91.5 million in 2005. The decrease in absolute research and development expense dollars was primarily due to decreased headcount-related expenses and development spending in our Network Systems segment, which was partially offset by increases in research and development expenses in the Voice Communications segments in 2005 as compared to 2004.

We are currently investing research and development resources to enhance and upgrade the products that comprise our unified collaboration communications solutions, which encompass products and services in all our segments, including additional network systems products, products that address the very high end video conferencing market and additional voice-over-IP products. In addition, we are investing research and development resources across all segments to support our strategic partnerships. We anticipate committing a greater proportion of our research and development expenses toward the development of our software and infrastructure products, which are included in the Network Systems segment, to enhance the integration and interoperability of our entire product suite.

We believe that technological leadership is critical to our success, and we are committed to continuing a high level of research and development to develop new technologies and products to combat competitive pressures. Also, continued investment in new product initiatives will require significant research and development spending. We expect that research and development expenses in absolute dollars will increase in the future. We also expect research and development expenses to increase in absolute dollars in 2007 over the 2006 levels as a result of the anticipated acquisition of SpectraLink in 2007 and, to a lesser extent, our recent acquisition of Destiny. In addition, research and development expenses will continue to increase in 2007 over the

2006 levels as a result of increased compensation charges due to recording stock-based compensation expense as well as annual merit increases and incentive accruals. Stock-based compensation costs associated with stock options are determined through the use of an option-pricing model that is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. Changes in these underlying factors and assumptions may result in significant variability in the stock-based compensation costs we record, which makes such amounts difficult to accurately predict.

General and Administrative Expenses

$ in thousands	**Year Ended December 31,**			**Increase (Decrease) From Prior Year**	
	2006	**2005**	**2004**	**2006**	**2005**
Expenses	$45,410	$35,631	$36,942	27%	(4)%
% of Total Revenues	7%	6%	7%	1pt	(1)pt

General and administrative expenses consist primarily of compensation costs, including stock-based compensation costs, professional service fees, allocation of overhead expenses, including facilities and IT costs, patent litigation costs, and bad debt expense. General and administrative expenses are not allocated to our segments. General and administrative expenses included a $6.0 million charge for stock-based compensation for the year ended December 31, 2006. The comparable 2005 and 2004 periods do not include any charges for stock-based compensation.

As a percentage of revenues, general and administrative expenses increased by 1 percentage point in 2006, as compared to 2005, due to the increase in stock-based compensation versus the year ago period. The increase in spending in absolute dollars in general and administrative in 2006 over 2005 was primarily due to increased compensation charges related to annual merit increases, increased incentive accruals and stock-based compensation expense, as well as legal and project-related outside services costs. This was partially offset by decreased infrastructure costs. In 2006, the increase in compensation charges, including stock compensation costs, accounted for $10.4 million of the increase, and legal and outside services accounted for $1.2 million of the increase, which was partially offset by decreases in infrastructure costs of $2.3 million. The remaining changes are related to numerous smaller items.

As a percentage of revenues, general and administrative expenses decreased by 1 percentage point in 2005, as compared to 2004, due to the decrease in absolute dollars as well as the increase in revenues from the prior year. The decrease in spending in absolute dollars in general and administrative expenses in 2005 as compared to 2004 was primarily the result of decreased legal fees associated with litigation, partially offset by increased infrastructure costs. In 2005, the decrease in legal fees accounted for $3.1 million of the decrease, which was partially offset by increases in infrastructure costs of $1.3 million. The remaining changes are related to numerous smaller items.

Significant charges due to costs associated with litigation, including our ongoing litigation against Codian, or uncollectibility of our receivables would increase our general and administrative expenses and negatively affect our profitability in the quarter in which they are recorded. Additionally, predicting the timing of bad debt expense associated with uncollectible receivables is difficult. Future general and administrative expense increases or decreases in absolute dollars are difficult to predict due to visibility of costs, including legal costs associated with defending claims against us, as well as legal costs associated with asserting and enforcing our intellectual property portfolio and other factors. General and administrative expenses may also increase as a result of the fee arrangement we have with outside legal counsel representing us in our litigation against Codian, pursuant to which we may owe additional legal fees if a favorable outcome in the litigation is ultimately achieved. Such fees would be recorded in the period in which a favorable litigation outcome occurs. We believe that our general and administrative expenses will also likely continue to increase in absolute dollar amounts in

the future primarily as a result of expansion of our administrative staff and other costs related to supporting a larger company, increased costs associated with regulatory requirements, and our continued investments in international regions. We also expect general and administrative expenses to increase in absolute dollars in 2007 over the 2006 levels as a result of the anticipated acquisition of SpectraLink in 2007, and to a lesser extent, our recent acquisition of Destiny. In addition, general and administrative expenses will continue to increase in 2007 over the 2006 levels as a result of increased compensation charges due to recording stock-based compensation expense as well as annual merit increases and incentive accruals. Stock-based compensation costs associated with stock options are determined through the use of an option-pricing model that is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. Changes in these underlying factors and assumptions may result in significant variability in the stock-based compensation costs we record, which makes such amounts difficult to accurately predict.

Acquisition-related Costs

We recorded charges to operations of $0.2 million in 2006, $0.4 million in 2005 and $1.4 million in 2004 for acquisition-related costs. These charges primarily include outside financial advisory, accounting, legal and consulting fees and other direct merger-related expenses. The charges in 2006 and 2005 primarily related to professional services costs to integrate DSTMedia, which we acquired in August 2005. The charges in 2004 primarily related to professional services costs to integrate Voyant after the acquisition in January 2004, and to a lesser extent, additional professional service fees related to the ongoing liquidation of international PictureTel legal entities. If we acquire additional businesses in the future, we may incur material acquisition expenses related to these transactions.

We expect acquisition-related costs to increase significantly in absolute dollars in 2007 over the 2006 levels as a result of the anticipated acquisition of SpectraLink in 2007 and, to a lesser extent, due to our recent acquisition of Destiny.

Purchased In-process Research and Development

In 2005 and 2004, we incurred charges totaling $0.3 million and $4.6 million, respectively, for purchased in-process research and development which was acquired as part of our acquisitions of DSTMedia and Voyant, respectively. We did not incur any such charges in 2006. The research and development acquired in 2004 as part of the Voyant acquisition was primarily related to development projects for the ReadiVoice series InnoVox 4000 media servers which was completed and commenced shipping in 2005. See Note 3 of Notes to Consolidated Financial Statements. The amounts allocated to purchased in-process research and development were determined by management after considering, among other factors, the results of an independent appraisal based on established valuation techniques in the high-technology communications industry, and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed for these in-process research and development projects. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development for DSTMedia and Voyant. The estimated net free cash flows generated by the in-process research and development projects were discounted at rates ranging from 22% for DSTMedia and 35% to 40% for Voyant in relation to the stage of completion and the technical risks associated with achieving technology feasibility. At December 31, 2006, all significant in process research and development projects had been completed.

We expect to expense purchased in-process research and development costs in 2007 as a result of the anticipated acquisition of SpectraLink in 2007 and, to a lesser extent, our recent acquisition of Destiny. Such amounts could be significant depending upon the results of valuing the in-process research and development acquired as part of these acquisitions.

Amortization and Impairment of Purchased Intangibles

In 2006, 2005 and 2004, we recorded $7.5 million, $8.8 million and $20.5 million, respectively, for amortization and impairment of purchased intangibles acquired in our acquisitions. Purchased intangible assets are being amortized to expense over their estimated useful lives, which range from several months to eight years. In 2006 and 2005, $1.4 million and $1.9 million, respectively, of the total expense related to the impairment of certain intangibles that we acquired in the Voyant acquisition. There were no impairment charges in 2004. The decrease in absolute dollars in 2006 as compared to 2005 was primarily due to the purchased intangibles related to the MeetU acquisition becoming fully amortized in 2005, and the impairment of certain intangibles from the Voyant acquisition at the end of 2005 which reduced the 2006 amortization. These decreases were only partially offset by the addition of purchased intangibles related to the DSTMedia acquisition in August of 2005. The decrease in absolute dollars in 2005 as compared to 2004 was primarily due to the purchased intangibles related to the PictureTel, Circa and APSI acquisitions becoming fully amortized at December 31, 2004.

We evaluate our purchased intangibles for possible impairment on an ongoing basis. When impairment indicators exist, we perform an assessment to determine if the intangible asset has been impaired and to what extent. The assessment of purchased intangibles impairment is conducted by first estimating the undiscounted future cash flows to be generated from the use and eventual disposition of the purchased intangibles and comparing this amount with the carrying value of these assets. If the undiscounted cash flows are less than the carrying amounts, impairment exists, and future cash flows are discounted at an appropriate rate and compared to the carrying amounts of the purchased intangibles to determine the amount of the impairment. Based on the results of the 2006 and 2005 impairment assessments, we determined that certain purchased intangible assets acquired as part of the Voyant acquisition had been impaired as of the respective year end periods, and we recorded impairment charges of approximately $1.4 million and $1.9 million in 2006 and 2005, respectively. In 2006, these assets were written down as a result of a decline in the projected future cash flows from future products that will utilize the technology acquired in the acquisition. The 2006 impairment will result in a permanent reduction in future amortization expense of approximately $0.2 million per quarter through 2008. In 2005, these assets were written down as a result of a decline in the projected future cash flows from the OCI product line due to its announced discontinuance in the fourth quarter of 2005. At December 31, 2006, the carrying value of our purchased intangibles was $12.9 million. We expect that purchased intangibles and the related amortization will increase in 2007 as a result of the anticipated acquisition of SpectraLink and, to a lesser extent, the recent Destiny acquisition. Such amounts could be significant depending upon the results of valuing the intangibles acquired as part of these acquisitions.

Restructure costs

During the third quarter of 2006, management approved a restructuring plan for eliminating or relocating certain positions throughout the Company in order to consolidate certain functions into one location, as well as to relocate the Asia Pacific headquarters from Hong Kong to Singapore. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a charge of approximately $1.9 million in 2006 related to workforce reductions and relocations, which events had been communicated to the impacted employees or incurred during the period. The charge comprised of severance and other employee termination benefits related to these workforce reductions, which impacts less than 3 percent of the Company's employees worldwide, and costs related to relocations that have been incurred as of December 31, 2006. As of December 31, 2006, approximately $0.8 million of the charge remains to be paid out and is expected to be paid out by March 31, 2007. For the employees who will not terminate until the first quarter of 2007 and, in accordance with FAS 146, exceed the minimum retention period (generally 60 days), as well as for remaining costs associated with employee relocation, facilities closures and moving related expenses, which will be recognized when the Company ceases to use the facility or as incurred, a remaining charge of approximately $0.3 million will be recognized through the first quarter of 2007, for a total charge of $2.2 million.

During the first quarter of 2006, management approved a restructuring plan for eliminating certain positions throughout the Company but focused on the sales and general and administrative functions. The resulting actions

were intended to streamline and focus the Company's efforts and more properly align its cost structure with its projected revenue streams. In accordance with SFAS 146, the Company recorded a charge of approximately $0.6 million in 2006 related to workforce reductions, which had been communicated to the impacted employees during the period. The total charge of $0.6 million consisted of severance and other employee termination benefits related to these workforce reductions, which comprised less than 1 percent of the Company's employees worldwide. All payments related to these actions have been made as of December 31, 2006.

In 2005, we approved a restructuring plan for eliminating or relocating certain positions throughout the Company, but focused on the sales and general and administrative functions. The resulting actions were intended to streamline and focus our efforts and more properly align our cost structure with our projected revenue streams. In accordance with SFAS 146, we recorded a charge of approximately $0.7 million for the year ended December 31, 2005. This charge consisted of severance and other employee termination benefits related to the workforce reductions which comprised less than 1 percent of the Company's employees worldwide. All obligations related to these charges were paid or released by December 31, 2005. This charge was partially offset by a release of a remaining reserve that was recorded in 2004 related to the restructuring of the Network Systems segment discussed below, resulting in net restructuring charges for the year of $0.6 million.

In 2004, we approved a restructuring plan for our Network Systems segment. The resulting actions were intended to improve the overall cost structure of the Network Systems segment by focusing resources on strategic areas of the business, streamlining certain engineering efforts and reducing operating expenses. In accordance with SFAS 146, the Company recorded a charge of approximately $1.4 million for the year ended December 31, 2004. This charge consisted primarily of severance and other employee termination benefits related to the workforce reductions which comprised less than 3 percent of the Company's employees worldwide. All payments related to these actions have been made.

In the future, we may take additional restructuring actions to gain operating efficiencies or reduce our operating expenses, while simultaneously implementing additional cost containment measures and expense control programs. Such restructuring actions are subject to significant risks, including delays in implementing expense control programs or workforce reductions and the failure to meet operational targets due to the loss of employees or a decrease in employee morale, all of which would impair our ability to achieve anticipated cost reductions. If we do not achieve the anticipated cost reductions, our business could be harmed. See Note 6 of Notes to Consolidated Financial Statements.

Litigation Reserves and Payments

In 2006, there were no litigation reserves and payments or releases of prior reserves. In 2005, we released less than $0.1 million of the remaining reserves related to a distributor claim and a tentative settlement of an employment claim that were recorded in the second half of 2004.

In 2004, we recorded $21.0 million for litigation reserves and payments of which $20.8 million was related to the settlement of a patent infringement litigation matter whereby we entered into a settlement agreement with Avistar Communications, Inc. ("Avistar") and Collaboration Properties, Inc., a wholly-owned subsidiary of Avistar ("CPI"). Under the terms of the settlement agreement, we paid Avistar a one-time amount of $27.5 million, and CPI agreed to dismiss all claims in the litigation with prejudice. In addition to the Settlement Agreement, we, Avistar and CPI entered into a patent cross-license agreement whereby non-exclusive, fully paid-up, worldwide patent licenses to the respective patent portfolios of each party and its subsidiaries were granted by us and our subsidiaries to Avistar and its subsidiaries, including CPI, and by Avistar and its subsidiaries to us and our subsidiaries. We incurred a one-time charge of $20.8 million in 2004 and recorded $6.7 million as a prepaid license. We expect to amortize this prepaid license through the third quarter of 2013, the expiration date of the patents under license.

Interest Income, Net

Interest income, net, consists primarily of interest earned on our cash, cash equivalents and investments less bank charges resulting from the use of our bank accounts. Interest income, net of interest expense, was $21.2 million in 2006, $12.8 million in 2005 and $7.3 million in 2004.

Interest income increased in 2006 over 2005 primarily due to higher average investment returns, partially offset by lower average cash and investment balances due to our stock repurchase activity in 2006. Average interest rate returns on our cash and investments were 4.61% in 2006, compared to 2.80% in 2005.

Interest income increased in 2005 over 2004 due primarily to higher average interest rates, and to a lesser extent, increases in our average cash and investment balances. Average interest rate returns on our cash and investments were 2.80% in 2005, compared to 1.78% in 2004.

Interest income, net could fluctuate in 2007 due to movement in our cash balances and changes in market interest rates. We expect our cash balance to decrease as a result of the recent acquisition of Destiny and the anticipated acquisition of SpectraLink in 2007. The cash balance could decrease further depending upon the cash used in acquisitions, our stock repurchase activity and other factors.

Gain (loss) on Strategic Investments

For strategic reasons, we have made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. We review these investments for impairment when events or changes in circumstances indicate that impairment may exist and make appropriate reductions in carrying value, if necessary. We evaluate a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecast earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired. At December 31, 2006 and 2005, these investments had a carrying value of $8.9 million and $5.9 million, respectively, and are recorded in "Other assets" in our Consolidated Balance Sheets.

In 2006 and 2005, we made additional investments in two private companies totaling $3.0 million and $0.5 million, respectively. In 2005, our investments were permanently written down $1.6 million, from original cost, which is reflected in "Gain (loss) on strategic investments" in the Consolidated Statements of Operations. There were no amounts permanently written down in 2004. In 2005, a privately held company in which we held an investment with a carrying value of $0.4 million was sold, resulting in gains of $4.5 million in 2005 and a gain of $0.2 million in 2006 when the final escrow was settled. These amounts are recorded in the Consolidated Statements of Operations in "Gain (loss) on Strategic Investments."

Provision for Income Taxes

Our overall effective tax rates for 2006, 2005 and 2004 were 30.0%, 35.8% and 29.5%, respectively, which resulted in a provision for income taxes, including taxes related to discontinued operations, of $30.8 million, $34.9 million, and $14.8 million in 2006, 2005, and 2004, respectively. The decrease in the effective rate in 2006 versus 2005 was due primarily to the one-time tax impact of $7.5 million for the distribution we made in 2005 under the American Jobs Creation Act and reduced exposures to foreign cash taxes as a result of agreements on outstanding assessments. The increase in the effective rate in 2005 versus 2004 was related primarily to tax expense associated with the repatriation of foreign subsidiary earnings under the provisions of the American Jobs Creation Act of 2004, as discussed below, which was partially offset by the decrease in purchased in-process research and development, which is not deductible for tax purposes.

In December 2006, we resolved certain tax uncertainties in foreign tax jurisdictions that allowed us to release previously accrued taxes totaling $1.8 million.

As of December 31, 2006, we had approximately $8.6 million in tax credit carryovers and $2.2 million in capital loss carryforwards, as well as other deferred tax assets arising from temporary differences. See Note 16 of Notes to Consolidated Financial Statements.

On October 22, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends, as defined in the Act. During the fourth quarter of 2005, we distributed $137.5 million in cash from our foreign subsidiary and provided associated income tax expense of $7.5 million.

Our future effective income tax rate depends on various factors, such as changes in tax legislation, accounting principles, or interpretations thereof, the geographic composition of our pre-tax income, non tax-deductible expenses incurred in connection with acquisitions, amounts of tax-exempt interest income and research and development credits as a percentage of aggregate pre-tax income, final resolution of the tax impact from the exercise of incentive stock options and the issuance of shares under the employee stock purchase plan, and the effectiveness of our tax planning strategies. We believe that our future effective tax rate may be more volatile as a result of these factors.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109" (FIN 48), which prescribes a recognition threshold and a measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is our first quarter of 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

Segment Information

A description of our products and services, as well as annual financial data, for each segment can be found in the Business section of this Form 10-K and Note 17 of Notes to Consolidated Financial Statements. The results discussions below include the results of each of our segments for the years ended December 31, 2006, 2005 and 2004. Segment contribution margin includes all segment revenues less the related cost of sales, direct marketing and direct engineering expenses. Management allocates corporate manufacturing costs and some infrastructure costs such as facilities and IT costs in determining segment contribution margin. Contribution margin is used, in part, to evaluate the performance of, and to allocate resources to, each of the segments. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include sales costs, marketing costs other than direct marketing, stock-based compensation costs, general and administrative costs, such as legal and accounting costs, acquisition-related costs, amortization and impairment of purchased intangible assets, purchased in-process research and development costs, restructuring costs, litigation reserves and payments, interest income, net, gain (loss) on strategic investments, and other expense, net.

Video Communications

	Year Ended December 31,			Increase From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Revenue	$327,549	$278,431	$266,868	18%	4%
Contribution margin	$165,747	$136,277	$129,850	22%	5%
Contribution margin as % of video communications revenues	51%	49%	49%	2pts	—

Revenues from our Video Communications segment for 2006 increased 18% over 2005, due primarily to increased sales volumes and higher average selling prices of our group video systems, which consisted primarily of our VSX product family.

Revenues from our Video Communications segment for 2005 increased 4% over 2004, due primarily to increased sales volumes of our group video systems, which consisted primarily of our VSX product family.

International revenues, or revenues outside of Canada and the U.S., accounted for 50%, 51% and 52% of our Video Communications segment revenues for 2006, 2005 and 2004, respectively. In 2006 and 2005, one channel partner accounted for 12% and 11%, respectively, of our total revenues for our Video Communications segment. No one customer accounted for 10% of our total revenues for our Video Communications segment in 2004.

The contribution margin as a percentage of Video Communications segment revenues was 51% in 2006 as compared to 49% in 2005. Contribution margins increased as a result of higher gross margins in 2006 as compared to 2005, as a result of higher average selling prices on our group video products, while engineering and direct marketing expenses remained flat as a percent of revenues, although increasing in absolute dollars in 2006 as compared to 2005.

The contribution margin as a percentage of Video Communications segment revenues was 49% in both 2005 and 2004. Contribution margins remained consistent as gross margins were essentially flat in 2005 as compared to 2004 for our video communications products and engineering and direct marketing expenses decreased by less than 1 percentage point as a percent of revenues, although increasing in absolute dollars in 2005 as compared to 2004.

Direct marketing and engineering spending in the Video Communications segment will fluctuate depending upon the timing of new product launches and marketing programs.

Voice Communications

	Year Ended December 31,			Increase (Decrease) From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Revenue	$188,004	$138,828	$107,721	35%	29%
Contribution margin	$ 81,885	$ 65,308	$ 49,558	25%	32%
Contribution margin as % of voice communications revenues	44%	47%	46%	(3)pts	1pt

Revenues from our Voice Communications segment for 2006 increased 35% over 2005 to $188.0 million, due primarily to increased sales volumes of our Voice-over-IP products and circuit switched products, and to a lesser extent, increases in our installed voice products.

Revenues from our Voice Communications segment for 2005 increased 29% over 2004 to $138.8 million, due primarily to increased sales volumes of our Voice-over-IP products and circuit switched products, and to a lesser extent, increases in our installed voice products.

International revenues, or revenues outside of Canada and the U.S., accounted for 35%, 29% and 30% of our total Voice Communications segment revenues for 2006, 2005 and 2004, respectively. The increase in international revenues in 2006 as compared to 2005 and 2004 reflects the increased adoption of VoIP in countries outside of the U.S. No one customer accounted for more than 10% of our total revenues for our Voice

Communications segment in 2006. In 2005 and 2004, one channel partner accounted for 11% and 10% of our total revenues, respectively, for our Voice Communications segment.

The contribution margin as a percentage of Voice Communications segment revenues was 44% in 2006 as compared to 47% in 2005. Contribution margins decreased primarily as a result of lower gross margins in 2006 as compared to 2005, as a result of increased Voice-over-IP product revenues which generally have a lower gross margin than our circuit switched and installed voice products. Engineering and direct marketing expenses also increased by approximately 1 percentage point as a percent of revenues and in absolute dollars in 2006 as compared to 2005.

The contribution margin as a percentage of Voice Communications segment revenues was 47% in 2005 as compared to 46% in 2004. Contribution margins remained fairly consistent as gross margins were essentially flat in 2005 as compared to 2004 for our voice communications products and engineering and direct marketing expenses decreased by less than 1 percentage point as a percent of revenues, although increasing in absolute dollars in 2005 as compared to 2004.

Direct marketing and engineering spending in the Voice Communications segment will fluctuate depending upon the timing of new product launches and marketing programs.

Network Systems

	Year Ended December 31,			Decrease From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Revenue	$85,150	$94,203	$108,946	(10)%	(14)%
Contribution margin	$19,690	$31,391	$ 42,550	(37)%	(26)%
Contribution margin as % of network systems revenue	23%	33%	39%	(10)pts	(6)pts

Revenues from our Network Systems segment for 2006 decreased 10% over 2005 to $85.2 million, due primarily to decreased video and audio network systems revenues which were partially offset by increases in revenues from our network systems software products. Video network system revenues decreased primarily due to lower revenues from system upgrades and lower average selling prices on our video network systems, due in part to increased competition. Sales volumes of our video network systems increased in 2006 compared to 2005; however, this growth was more than offset by lower average selling prices. The decline in audio network systems revenues is due to lower sales volume in 2006 over 2005, primarily due to the timing of new product introductions and customer capacity requirements.

Revenues from our Network Systems segment for 2005 decreased 14% over 2004 to $94.2 million, due primarily to decreased sales volumes of video network systems and lower revenues from system upgrades. In addition, average selling prices on our video network systems declined slightly on a year over year basis, particularly on the low end products primarily as a result of increased competition. Revenues from our audio networking systems and software were essentially flat year over year.

International revenues, or revenues outside of Canada and the U.S., accounted for 46%, 38% and 38% of total Network Systems revenues for 2006, 2005 and 2004, respectively. The increase in international Network Systems revenues as a percentage of Network Systems revenues for 2006 as compared to 2005 is due primarily to decreases of North America audio network system revenues on a year over year basis, while international sales increased in Europe and Asia in 2006 over 2005 and remained relatively flat in Latin America.

For 2006, 2005 and 2004, no one customer accounted for more than 10% of Network Systems segment product revenues. We believe it is unlikely that the loss of any one channel partner would have a long term

material adverse effect on consolidated revenues as we believe end-users would likely purchase our network systems products from a different channel partner. However, a loss of any one of these channel partners could have a material adverse impact during the transition period. We sell our audio network systems directly to end users, and the revenues in this segment from end users are subject to more variability than our segment revenues from our reseller customers. The loss of one or more of the audio network system customers in the Network Systems segment could have a material negative impact on our Network Systems segment and consolidated revenues.

The decrease in contribution margin as a percentage of Network Systems segment revenues for 2006 as compared to 2005 is due primarily to lower gross margins and, to a lesser extent, increased engineering expenses in absolute dollars and as a percentage of revenues due to lower revenues. Direct marketing expenses were essentially flat in 2006 compared to 2005. Gross margins for Network Systems were lower in 2006 versus 2005 primarily due to lower average selling prices on video network systems and decreased audio network system revenues which typically have a higher gross margin due to their software content.

The decrease in contribution margin as a percentage of Network Systems segment revenues for 2005 as compared to 2004 is due primarily to lower gross margins, and to a lesser extent, increased engineering expenses as a percentage of revenues. This was partially offset by lower direct marketing expenses. Gross margins for Network Systems were lower in 2005 versus 2004 primarily due to a decrease in video network system volumes as well as lower average selling prices, particularly on low end products, primarily as a result of increased competition.

Services

	Year Ended December 31,			Increase From Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Revenue	$81,682	$69,197	$56,717	18%	22%
Contribution margin	$33,341	$23,872	$15,061	40%	59%
Contribution margin as % of service revenue	41%	34%	27%	7pts	7pts

Revenues from our Services segment for 2006 increased 18% over 2005 to $81.7 million, due primarily to an increase in video maintenance services as a result of amortization of deferred revenue associated with the first year of service on our VSX product line and increased video network systems services. These increases were partially offset by decreases in iPower-related services and, to a lesser extent, decreases in audio network systems maintenance services.

Revenues from our Services segment for 2005 increased 22% over 2004 to $69.2 million, due primarily to an increase in video maintenance services as a result of amortization of deferred revenue associated with the first year of service on our VSX product line and increased video network systems services and, to a lesser extent, increases in audio network systems maintenance services. These increases were partially offset by decreases in iPower-related services.

International revenues, or revenues outside of Canada and the U.S., accounted for 34%, 31% and 30% of total Service revenues for 2006, 2005 and 2004, respectively. International revenues increased in 2006 as compared to 2005 primarily as a result of increased service revenues associated with our video communications and network systems products in Europe, Asia Pacific, and to a lesser extent, Latin America. International revenues increased slightly in 2005 as compared to 2004 primarily as a result of increased service revenues in Europe, Asia Pacific, and to a lesser extent, Latin America, associated with our video communications and

network systems products. No one customer accounted for more than 10% of our total revenues for our Services segment for 2006, 2005 or 2004.

Overall, the increase in the Services segment contribution as a percentage of Service segment revenues in 2006 versus 2005 is due primarily to increased gross margins more than offsetting increases in operating expenses. Service gross margins increased in 2006 as compared to 2005 as a result of revenue increasing at a faster pace than related service costs. Service gross margins in 2006 were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve month period following shipment. This impact was due to increased volumes of these products in 2006 as compared to 2005. Effective July 1, 2006, we began to separately charge for the initial year of service for our video conferencing products rather than charging one combined price for the product and service. These actions may not have the desired result and, accordingly, could have an adverse impact on our product margins and profitability.

Overall, the increase in the Services segment contribution as a percentage of Services segment revenues in 2005 versus 2004 is due primarily to increased gross margins more than offsetting increases in operating expenses. Service gross margins increased for 2005 as compared to 2004 as a result of revenue increasing at a faster pace than related service costs and higher margins on network systems audio services. Service gross margins in 2005 were also favorably impacted by the amortization of deferred revenue associated with the first year of service on our VSX and V500 products that was included in the product price and amortized over the twelve month period following shipment. This impact was due to increased volumes of these products in 2005 as compared to 2004.

Liquidity and Capital Resources

As of December 31, 2006, our principal sources of liquidity included cash and cash equivalents of $316.4 million, short-term investments of $157.3 million and long-term investments of $102.1 million. Substantially all of our short-term and long-term investments are comprised of U.S. government securities, state and local government securities and corporate debt securities. See Note 7 of Notes to Consolidated Financial Statements. In addition, we have a $25.0 million line of credit with a bank which was unused at December 31, 2006; however, we do have outstanding letters of credit totaling approximately $1.5 million, of which $1.3 million are secured by this line of credit.

We generated cash from operating activities totaling $147.7 million in 2006, $117.4 million in 2005 and $79.6 million, net of a $27.5 million litigation settlement, in 2004. The increase in cash provided from operating activities in 2006 over 2005 was due primarily to increased net income and non-cash expenses, larger increases in accounts payable, taxes payable and other accrued liabilities and a smaller increase in inventories. Offsetting these positive effects were a larger increase in accounts receivable, smaller decrease in deferred taxes and an increase in prepaid expenses and other current assets. The increase in cash provided from operating activities in 2005 over 2004 was due primarily to increased net income and non-cash expenses, larger decreases in deferred taxes, larger increases in taxes payable and other accrued liabilities, smaller increases in accounts receivable and decreases in prepaid expenses and other current assets, which were partially offset by smaller increases in accounts payable and increases in inventories.

The total net change in cash and cash equivalents for the year ended 2006 was an increase of $127.1 million. The primary sources of cash were $147.7 million from operating activities, $87.3 million associated with the exercise of stock options and purchases under the employee stock purchase plan, $10.2 million for the excess tax benefit from stock based compensation and $9.1 million in proceeds from sales and maturities of investments, net of purchases. The primary uses of cash during this period were $103.6 million for purchases of our common stock and $23.5 million for purchases of property and equipment. The positive cash from operating activities was primarily the result of net income, adjusted for non-cash expenses and other items (such as depreciation, amortization, the provision for doubtful accounts, inventory write-downs for excess and obsolescence, non-cash

stock based compensation, excess tax benefit from stock based compensation, gain from sale of discontinued operations, amortization of unearned stock-based compensation, gain on strategic investments, the purchase of in-process research and development and the tax benefits from the exercise of employee stock options), reductions in deferred taxes and net increases in accounts payable, taxes payable and other accrued liabilities. Offsetting the positive effect of these items were net increases in trade receivables, inventories and prepaid expenses and other assets. Our days sales outstanding, or DSO, metric was 39 days at December 31, 2006 as compared to 40 days at December 31, 2005. This decrease in DSO was due primarily to an improvement in revenue linearity in the last month of the quarter. We expect that DSO will continue to fluctuate, and in all likelihood, will increase as a result of fluctuations in revenue linearity, an increase in international receivables which typically have longer payment terms and increases in receivables from service providers and government entities who have longer payment terms of 45 and 60 days, respectively, compared to the normal 30 day terms. Inventory turns increased from 5.3 turns at December 31, 2005 to 6.0 turns at December 31, 2006. The increase in turns primarily reflects the increase in revenue levels outpacing the increase in inventories. We believe inventory turns will continue to fluctuate depending on our ability to reduce lead times, as well as changes in product mix and a greater mix of ocean freight versus air freight to reduce freight costs. Additionally, payments we make for income taxes may increase during 2007 as our available net operating losses are depleted.

During the third quarter of 2006, we entered into foreign currency forward-exchange contracts, which typically mature in one month, to hedge the exposure to foreign currency fluctuations of foreign currency-denominated receivables, payables, and cash balances. We record on the balance sheet at each reporting period the fair value of our forward-exchange contracts and record any fair value adjustments in results of operations. Gains and losses associated with currency rate changes on contracts are recorded as other income (expense), offsetting transaction gains and losses on the related assets and liabilities.

Additionally, commencing in the third quarter of 2006, we started a hedging program using forward-exchange contracts to hedge a portion of anticipated revenues and operating expenses denominated in the Euro and British Pound as well as operating expenses denominated in Israeli Shekels. At each reporting period, we record the fair value of our unrealized forward contracts on the balance sheet with related unrealized gains and losses as a component of accumulated other comprehensive income, a separate element of stockholders' equity. Realized gains and losses associated with the effective portion of the forward-exchange contracts are recorded within revenue or operating expense, depending upon the underlying exposure being hedged. Any ineffective portion of a hedging instrument would be recorded as other income (expense).

On January 5, 2007, we completed our acquisition of Destiny. We paid $47.6 million in cash to Destiny shareholders and debtholders in connection with this acquisition. Approximately $5.2 million of the cash was placed into escrow to be held as security for losses incurred by us in the event of certain breaches of the representations and warranties covered in the Reorganization Agreement or certain other events. Destiny shareholders may receive an additional $10 million of consideration over a two-year period, based on the achievement of certain financial milestones.

On February 7, 2007, we entered into a definitive agreement under which we will acquire SpectraLink Corporation (SpectraLink). Under the terms of the agreement, we have commenced a cash tender offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share. This represents an enterprise value of approximately $220 million, which is net of existing cash and debt. The acquisition is expected to close in the first or second quarter of calendar year 2007. Upon the closing of the acquisition, we also expect to incur related transaction costs of approximately $8.0 million to $10.0 million.

As part of the DSTMedia acquisition, DSTMedia shareholders may receive up to an additional $20.0 million of consideration through 2008, payable in cash, based on the achievement of certain financial milestones relating to the operating results of DSTMedia. In September 2006, we paid out $0.2 million in additional consideration to DSTMedia shareholders as additional consideration one year following the closing of the acquisition. DSTMedia's results of operations have been included in our results of operations since August 25, 2005.

From time to time, the Board of Directors has approved plans to purchase shares of our common stock in the open market. During the years ended December 31, 2006, 2005 and 2004, we purchased approximately 4.8 million, 11.4 million and 2.8 million shares, respectively, of our common stock in the open market for cash of $103.6 million, $184.0 million and $52.5 million, respectively. As of December 31, 2006, we were authorized to purchase up to an additional $15.7 million under the 2005 share repurchase plan.

At December 31, 2006, we had open purchase orders related to our contract manufacturers and other contractual obligations of approximately $82.0 million primarily related to inventory purchases. We also currently have commitments that consist of obligations under our operating leases. In the event that we decide to cease using a facility and seek to sublease such facility or terminate a lease obligation through a lease buyout or other means, we may incur a material cash outflow at the time of such transaction, which will negatively impact our operating results and overall cash flows. In addition, if facilities rental rates decrease or if it takes longer than expected to sublease these facilities, we could incur a significant further charge to operations and our operating and overall cash flows could be negatively impacted in the period that these changes or events occur.

These purchase commitments and lease obligations are reflected in our Consolidated Financial Statements once goods or services have been received or at such time when we are obligated to make payments related to these goods, services or leases. In addition, our bank has issued letters of credit to secure the leases on some of our offices. These letters of credit total approximately $1.5 million and are secured by our credit facilities or cash deposits with our banks.

The table set forth below shows, as of December 31, 2006, the future minimum lease payments, net of estimated sublease income of $0.5 million through June 2007, due under our current lease obligations. In addition to these minimum lease payments, we are contractually obligated under the majority of our operating leases to pay certain operating expenses during the term of the lease such as maintenance, taxes and insurance. Our contractual obligations as of December 31, 2006 are as follows (in thousands):

	Gross Minimum Lease Payments	Estimated Sublease Receipts	Net Minimum Lease Payments	Projected Annual Operating Costs	Other Long - Term Liabilities	Purchase Commitments
Year ending December 31,						
2007	$11,814	$(519)	$11,295	$ 4,063	$ —	$80,987
2008	8,201	(30)	8,171	2,428	432	1,051
2009	7,527	—	7,527	2,293	292	—
2010	7,766	—	7,766	2,126	500	—
2011	7,789	—	7,789	2,026	545	—
Thereafter	17,049	—	17,049	2,952	6,845	—
Total payments	$60,146	$(549)	$59,597	$15,888	$8,614	$82,038

We believe that our available cash, cash equivalents, investments and bank line of credit will be sufficient to meet our operating expenses and capital requirements for the foreseeable future. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions, and may seek to raise such additional funds through public or private equity financing, debt financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, such financing will be obtainable on terms favorable to us and would not be dilutive. Our future liquidity and cash requirements will depend on numerous factors, including the introduction of new products and potential acquisitions of related businesses or technology.

Off-Balance Sheet Arrangements

As of December 31, 2006, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies used in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our process used to develop estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, income taxes, warranty obligations, stock compensation costs, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are reviewed by management on an ongoing basis and by the Audit Committee at the end of each quarter prior to the public release of our financial results. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements. See Note 1 of Notes to Consolidated Financial Statements for discussion of our accounting policies.

Revenue Recognition and Product Returns

We recognize revenue when persuasive evidence of an arrangement exists, title has transferred, product payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, we recognize extended service revenue on our hardware and software products as the service is performed, generally one to five years.

Our video communications and network systems products are integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to most of these products through our maintenance contracts. Accordingly, we account for revenue for these products in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations.

We use the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the arrangement, we defer revenue based on vendor-specific objective evidence of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, we defer all revenue until sufficient evidence exists or all elements have been delivered.

We accrue for sales returns and other allowances as a reduction to revenues upon shipment based upon our contractual obligations and historical experience.

Channel Partner Programs and Incentives

We record estimated reductions to revenues for channel partner programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives. If market conditions were to decline or competition were to increase further, we may take future actions to increase channel partner incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. Co-op marketing funds are accounted for in accordance with EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under these guidelines, we accrue for co-op marketing funds as a marketing expense if we receive an identifiable benefit in exchange and can reasonably estimate the fair value of the identifiable benefit received; otherwise, it is recorded as a reduction to revenues.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. Our warranty obligation is affected by estimated product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revision of the estimated warranty liability would be required.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

Excess and Obsolete Inventory

We record write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future product life-cycles, product demand and market conditions. If actual product life cycles, product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Deferred and Refundable Taxes

We estimate our actual current tax exposure together with our temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance against these tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance in a period, we must include and expense the allowance within the tax provision in the Consolidated Statement of Operations. As of December 31, 2006, we have $39.2 million in net deferred tax assets. In order to fully utilize these deferred tax assets we need to generate sufficient amounts of future U.S. taxable income. We believe based upon our financial projections that it is more likely than not that we will generate sufficient future taxable income to utilize these assets and therefore, as of December 31, 2006, we have not established a valuation allowance against these assets.

Stock-based Compensation

We measure and recognize compensation expense for all share-based payment awards made to employees and directors based on estimated fair values in accordance with SFAS 123(R). SFAS 123(R) requires us to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. Our determination of fair value of share-based payment awards on the date of grant using the Black Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our Consolidated Statements of Operations.

Prior to the adoption of SFAS 123(R), we accounted for employee equity awards and employee stock purchases using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial

Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no stock-based compensation expense had been recognized in our Consolidated Statements of Operations, other than as related to acquisitions, because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations

The purchase combinations completed require us to identify and estimate the fair value of the assets acquired, including intangible assets other than goodwill, and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. For example, in the PictureTel acquisition, we identified vacated or redundant facilities that we intended to sublease or for which we intended to negotiate a lease termination settlement. The allocation period for all material acquisitions, as defined in Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", has been completed. Therefore, if actual costs, other than the payment of certain earn-outs, exceed our estimates, these charges would be recognized in our Consolidated Statements of Operations. If actual costs are less than our estimates, these charges would continue to be recognized as an adjustment to goodwill.

Goodwill and Purchased Intangibles

We assess the impairment of goodwill and other indefinite lived intangibles at least annually unless impairment indicators exist sooner. We assess the impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

If we determine that the carrying value of goodwill and other indefinite lived intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would typically measure any impairment based on a projected discounted cash flow method using a discount rate determined by us to be commensurate with the risk inherent in our current business model.

In the fourth quarters of 2006, 2005 and 2004, we completed our annual goodwill impairment tests. The assessment of goodwill impairment was conducted by determining and comparing the fair value of our reporting units, as defined in SFAS 142, to the reporting unit's carrying value as of that date. Based on the results of these impairment tests, we determined that our goodwill assets were not impaired as of December 31, 2006, 2005 or 2004.

We assess our purchased intangibles for impairment on an ongoing basis. The assessment of purchased intangibles impairment is conducted by first estimating the undiscounted expected future cash flows to be generated from the use and eventual disposition of the purchased intangibles and comparing this amount with the carrying value of these assets. If the undiscounted cash flows are less than the carrying amounts, impairment exists, and future cash flows are discounted at an appropriate rate and compared to the carrying amounts of the purchased intangibles to determine the amount of the impairment. Based on events in the fourth quarters of 2006 and 2005, we performed an assessment of our purchased intangibles and we determined that certain purchased intangible assets acquired as part of the Voyant acquisition had been impaired as of December 31, 2006 and 2005 and we recorded impairment charges of approximately $1.4 million and $1.9 million, respectively. Our intangible

assets were not impaired as of December 31, 2004. Screening for and assessing whether impairment indicators exist or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Additionally, changes in the high-technology industry occur frequently and quickly. Therefore, there can be no assurance that a charge to operations will not occur as a result of future goodwill and purchased intangible impairment tests.

Non-marketable Securities

We periodically make strategic investments in companies whose stock is not currently traded on any stock exchange and for which no quoted price exists. The cost method of accounting is used to account for these investments as we hold a non-material ownership percentage. We review these investments for impairment when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Examples of events or changes in circumstances that may indicate to us that an impairment exists may be a significant decrease in the market value of the company, poor or deteriorating market conditions in the public and private equity capital markets, significant adverse changes in legal factors or within the business climate the company operates, and current period operating or cash flow losses combined with a history of operating or cash flow losses or projections and forecasts that demonstrate continuing losses associated with the company's future business plans. Impairment indicators identified during the reporting period could result in a significant write down in the carrying value of the investment if we believe an investment has experienced a decline in value that is other than temporary. These investments had a carrying value of $8.9 million as of December 31, 2006, and were permanently written down by $1.6 million in 2005, which is reflected in "Gain (loss) on strategic investments" in the Consolidated Statements of Operations. There were no amounts permanently written down in 2006 or 2004.

Derivative Instruments

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For non-designated derivative instruments that do not require special hedge accounting under FAS 133, the gain or loss is recognized in earnings in the period of change. We do not hold or issue derivative financial instruments for speculative trading purposes. We enter into derivatives only with counterparties that are among the largest U.S. banks, ranked by assets, in order to minimize our credit risk.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes," which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective in the first quarter of our 2007 fiscal year. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements", which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value

hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 will be effective in the first quarter of our 2008 fiscal year with early adoption permitted. We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on our financial statements.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and bank borrowings. The investment portfolio includes highly liquid, high-quality instruments. Some investments in the portfolio may contain an embedded derivative, and interest rate hedges may be placed if they are tied to a specific investment or group of investments in accordance with our Investment Policy; however, they are generally not significant.

The estimated fair value of our cash and cash equivalents approximates the principal amounts reflected in our Consolidated Balance Sheets based on the short maturities of these financial instruments. Short-term and long-term investments consist of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. If we sell our investments prior to their maturity, we may incur a charge to operations in the period the sale takes place.

The following tables present the hypothetical changes in fair values in the securities, excluding cash and cash equivalents, held at December 31, 2006 that are sensitive to changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS) and 100 BPS over six and twelve-month time horizons.

The following table estimates the fair value of the portfolio at a twelve-month time horizon (in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Valuation of Securities Given an Interest Rate Increase of X Basis Points	
Issuer	100 BPS	50 BPS	Current Fair Market Value	50 BPS	100 BPS
U.S. Government Securities	$ 76,159	$ 76,050	$ 75,941	$ 75,832	$ 75,723
State and local governments	25,182	25,146	25,110	25,074	25,038
Corporate debt securities	158,883	158,655	158,427	158,199	157,972
Total	$260,224	$259,851	$259,478	$259,105	$258,733

The following table estimates the fair value of the portfolio at a six-month time horizon (in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Valuation of Securities Given an Interest Rate Increase of X Basis Points	
Issuer	100 BPS	50 BPS	Current Fair Market Value	50 BPS	100 BPS
U.S. Government Securities	$ 76,050	$ 75,996	$ 75,941	$ 75,887	$ 75,832
State and local governments	25,146	25,128	25,110	25,092	25,074
Corporate debt securities	158,655	158,541	158,427	158,313	158,199
Total	$259,851	$259,665	$259,478	$259,292	$259,105

Foreign Currency Exchange Rate Risk

Prior to 2006, a substantial majority of our sales were denominated in United States dollars. Effective January 1, 2006, we commenced selling our products and services in certain of our European regions in Euros and in the United Kingdom in British Pounds, which has increased our foreign currency exchange rate fluctuation risk.

While we do not hedge for speculative purposes, as a result of our increasing exposure to foreign currency exchange rate fluctuations, we began purchasing forward exchange contracts to hedge our foreign currency exposure to the Euro, British Pound and Israeli Shekel in the third quarter of 2006. As of December 31, 2006, we had outstanding forward exchange contracts to sell 10.2 million Euros at 1.32088 and 3.4 million British Pounds at 1.95175, and buy 20.0 million Israeli Shekels at 4.20865. These forward exchange contracts hedge our net position of foreign currency-denominated receivables, payables and cash balances and typically mature in one month.

We also commenced a cash flow hedging program in the third quarter of 2006 to hedge a portion of anticipated revenues and operating expenses denominated in the Euro, British Pound and Israeli Shekels. As of December 31, 2006, we had outstanding foreign exchange contracts to sell 5.2 million Euros at 1.28504 and 2.8 million British Pounds at 1.89219 and to buy 5.5 million Israeli Shekels at 4.3720. These forward exchange contracts, carried at fair value, typically have maturities of less than six months.

Based on our overall currency rate exposure at of December 31, 2006, a near-term 10% appreciation or depreciation in the United States Dollar, relative to our foreign local currencies, would have an immaterial effect on our financial position, results of operations and cash flows. We may also decide to expand the type of products we sell in foreign currencies or may, for specific customer situations, choose to sell in foreign currencies in our other regions, thereby further increasing our foreign exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by Item 8 and the financial statement schedules required by Item 15(a)(2) are included in pages F-1 to F-44 and S-2, respectively. The supplemental data called for by Item 8 is presented on page S-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Polycom's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the

effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management's annual report on internal control over financial reporting

See "Management's Report on Internal Control Over Financial Reporting" on page F-2.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our directors required by this item is included under the caption "Election of Directors" in our Proxy Statement for our 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement") and is incorporated herein by reference. The information regarding our current executive officers required by this item is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K and is incorporated herein by reference. The information regarding compliance with Section 16(a) of the Exchange Act required by this item is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2007 Proxy Statement and is incorporated herein by reference. The information regarding our code of ethics, nominating committee and audit committee required by this item is included under the caption "Corporate Governance" in the 2007 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation required by this item is included under the caption "Executive Compensation" in the 2007 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information regarding securities authorized for issuance under equity compensation plans required by this item is included under the caption "Executive Compensation—Equity Compensation Plan Information" in the 2007 Proxy Statement and is incorporated herein by reference. The information regarding security ownership of certain beneficial owners and management required by this item is included under the caption "Ownership of Securities" in the 2007 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information regarding transactions with related persons required by this item is included under the caption "Certain Relationships and Related Transactions" in the 2007 Proxy Statement and is incorporated herein by reference. The information regarding director independence required by this item is included under the caption "Corporate Governance" in the 2007 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is included under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm—Principal Accounting Fees and Services" in the 2007 Proxy Statement and is incorporated in this Item 14 by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements (see Item 8 above).

Polycom, Inc. Consolidated Financial Statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

2. Financial Statement Schedule (see Item 8 above). The following Financial Statement Schedule is filed as part of this Report:

Schedule II—Valuation and Qualifying Accounts.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

3. Exhibits. See Item 15(b) below.

(b) **Exhibits**

We have filed, or incorporated by reference into this Report, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) **Financial Statement Schedules**

See Items 8 and 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYCOM, INC.

/s/ ROBERT C. HAGERTY

Robert C. Hagerty
Chairman of the Board of Directors,
Chief Executive Officer and President

Date: February 28, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

That the undersigned officers and directors of Polycom, Inc., a Delaware corporation, do hereby constitute and appoint Robert C. Hagerty and Michael R. Kourey, or either of them, the lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT C. HAGERTY **Robert C. Hagerty**	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	February 28, 2007
/s/ MICHAEL R. KOUREY **Michael R. Kourey**	Senior Vice President, Finance and Administration, Chief Financial Officer and Director (Principal Financial Officer)	February 28, 2007
/s/ LAURA J. DURR **Laura J. Durr**	Vice President, Worldwide Controller (Principal Accounting Officer)	February 28, 2007
/s/ BETSY S. ATKINS **Betsy S. Atkins**	Director	February 28, 2007
/s/ JOHN SEELY BROWN **John Seely Brown**	Director	February 28, 2007
/s/ DAVID G. DEWALT **David G. DeWalt**	Director	February 28, 2007

Signature	Title	Date
/s/ DURK I. JAGER Durk I. Jager	Director	February 28, 2007
/s/ JOHN A. KELLEY John A. Kelley	Director	February 28, 2007
/s/ STANLEY J. MERESMAN Stanley J. Meresman	Director	February 28, 2007
/s/ WILLIAM A. OWENS William A. Owens	Director	February 28, 2007
/s/ KEVIN T. PARKER Kevin T. Parker	Director	February 28, 2007
/s/ THOMAS G. STEMBERG Thomas G. Stemberg	Director	February 28, 2007

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POLYCOM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Management's Report on Internal Control Over Financial Reporting	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Stockholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
Supplementary Financial Data (unaudited)	S-1
Financial Statement Schedule—Schedule II	S-2

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of internal controls over financial reporting, management has concluded that, as of December 31, 2006 our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3.

/s/ ROBERT C. HAGERTY

Robert C. Hagerty
President and Chief Executive Officer

February 26, 2007

/s/ MICHAEL R. KOUREY

Michael R. Kourey
Senior Vice President, Finance and Administration and Chief Financial Officer

February 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Polycom, Inc.:

We have completed integrated audits of Polycom, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Polycom, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, in accordance with the adoption of SFAS 123(R), the Company changed the manner in which it accounts for share-based compensation in the year ended December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page F-2, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

Report of Independent Registered Public Accounting Firm - Continued

accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
February 26, 2007

POLYCOM, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 316,368	$ 189,271
Short-term investments	157,345	88,191
Trade receivables, net of allowance for doubtful accounts of $2,272 and $2,208 in 2006 and 2005, respectively	79,057	69,419
Inventories	48,029	45,782
Deferred taxes	22,459	31,407
Prepaid expenses and other current assets	16,719	13,668
Total current assets	639,977	437,738
Property and equipment, net	39,426	35,293
Long-term investments	102,133	182,942
Goodwill	356,755	359,071
Purchased intangibles, net	12,935	20,332
Deferred taxes	16,746	17,070
Other assets	22,043	18,954
Total assets	$1,190,015	$1,071,400
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 53,602	$ 46,882
Accrued payroll and related liabilities	22,182	13,092
Taxes payable	58,092	60,784
Deferred revenue	40,227	37,908
Other accrued liabilities	39,780	32,832
Total current liabilities	213,883	191,498
Long-term deferred revenue	20,798	12,915
Other long-term liabilities	8,614	10,118
Total liabilities	243,295	214,531
Commitments and contingencies (Note 12)		
Stockholders' equity		
Preferred stock, $0.001 par value:		
Authorized: 5,000,000 shares Issued and outstanding: one share in 2006 and 2005	—	—
Common stock, $0.0005 par value:		
Authorized: 175,000,000 shares Issued and outstanding: 89,467,995 shares in 2006 and 88,755,371 shares in 2005	43	43
Additional paid-in capital	907,811	826,262
Cumulative other comprehensive loss	(555)	(1,308)
Retained earnings	39,421	31,872
Total stockholders' equity	946,720	856,869
Total liabilities and stockholders' equity	$1,190,015	$1,071,400

The accompanying notes are an integral part of these consolidated financial statements.

POLYCOM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenues			
Product revenues	$600,703	$511,462	$483,535
Service revenues	81,682	69,197	56,717
Total revenues	682,385	580,659	540,252
Cost of revenues			
Cost of product revenues (includes stock based compensation expense under SFAS 123(R) of $1,474 for the year ended December 31, 2006, and $0 for each of the years ended December 31, 2005 and December 31, 2004)	218,810	179,837	161,619
Cost of service revenues (includes stock based compensation expense under SFAS 123(R) of $1,734 for the year ended December 31, 2006, and $0 for each of the years ended December 31, 2005 and December 31, 2004)	43,114	39,680	37,092
Total cost of revenues	261,924	219,517	198,711
Gross profit	420,461	361,142	341,541
Operating expenses			
Sales and marketing (includes stock based compensation expense under SFAS 123(R) of $6,768 for the year ended December 31, 2006, and $0 for each of the years ended December 31, 2005 and December 31, 2004)	169,828	142,719	120,699
Research and development (includes stock based compensation expense under SFAS 123(R) of $7,311 for the year ended December 31, 2006, and $0 for each of the years ended December 31, 2005 and December 31, 2004)	114,331	91,479	92,076
General and administrative (includes stock based compensation expense under SFAS 123(R) of $6,001 for the year ended December 31, 2006, and $0 for each of the years ended December 31, 2005 and December 31, 2004)	45,410	35,631	36,942
Acquisition-related costs	161	351	1,394
Purchased in-process research and development	—	300	4,600
Amortization and impairment of purchased intangibles	7,452	8,790	20,521
Restructure costs	2,410	633	1,387
Litigation reserves and payments	—	(93)	20,951
Total operating expenses	339,592	279,810	298,570
Operating income	80,869	81,332	42,971
Interest income, net	21,164	12,848	7,279
Gain (loss) on strategic investments	176	2,908	(12)
Other income (expense), net	540	(5)	(1,330)
Income from continuing operations before provision for income taxes	102,749	97,083	48,908
Provision for income taxes	30,825	34,722	14,332
Income from continuing operations	71,924	62,361	34,576
Income from discontinued operations, net of taxes	—	—	296
Gain from sale of discontinued operations, net of taxes	—	384	477
Net income	$ 71,924	$ 62,745	$ 35,349
Basic net income per share			
Income per share from continuing operations	$ 0.81	$ 0.66	$ 0.36
Income per share from discontinued operations, net of taxes	—	—	—
Gain per share from sale of discontinued operations, net of taxes	—	—	—
Basic net income per share	$ 0.81	$ 0.66	$ 0.36
Diluted net income per share			
Income per share from continuing operations	$ 0.80	$ 0.65	$ 0.35
Income per share from discontinued operations, net of taxes	—	—	—
Gain per share from sale of discontinued operations, net of taxes	—	—	—
Diluted net income per share	$ 0.80	$ 0.65	$ 0.35
Weighted average shares outstanding for basic net income per share	88,419	95,691	99,334
Weighted average shares outstanding for diluted net income per share	90,373	97,014	102,018

The accompanying notes are an integral part of these consolidated financial statements.

POLYCOM, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In	Unearned Stock-based	Cumulative Other Comprehensive	Retained	
	Shares	Amount	Capital	Compensation	Income (Loss)	Earnings	Total
Balances, December 31, 2003	99,349,703	$ 50	$871,383	$(249)	$ 224	$ 57,871	$ 929,279
Comprehensive income:							
Change in unrealized gain on marketable securities	—	—	—	—	(2,108)	—	(2,108)
Net income	—	—	—	—	—	35,349	35,349
Total comprehensive income							33,241
Exchange of stock options for purchase acquisition	—	—	14,079	—	—	—	14,079
Exercise of stock options under stock option plan	2,239,081	—	28,604	—	—	—	28,604
Shares purchased under employee stock purchase plan	291,040	—	5,212	—	—	—	5,212
Purchase and retirement of common stock at cost	(2,763,500)	—	(21,653)	—	—	(30,892)	(52,545)
Amortization of stock-based compensation	—	—	—	214	—	—	214
Tax benefit from stock option activity	—	—	6,530	—	—	—	6,530
Balances, December 31, 2004	99,116,324	$ 50	$904,155	$ (35)	$(1,884)	$ 62,328	$ 964,614
Comprehensive income:							
Change in unrealized loss on marketable securities	—	—	—	—	539	—	539
Changes in cumulative translation adjustment	—	—	—	—	37	—	37
Net income	—	—	—	—	—	62,745	62,745
Total comprehensive income							63,321
Exercise of stock options under stock option plan	606,538	—	5,520	—	—	—	5,520
Shares purchased under employee stock purchase plan	412,509	—	5,938	—	—	—	5,938
Purchase and retirement of common stock at cost	(11,380,000)	(7)	(90,759)	—	—	(93,201)	(183,967)
Amortization of stock-based compensation	—	—	—	35	—	—	35
Tax benefit from stock option activity	—	—	1,408	—	—	—	1,408
Balances, December 31, 2005	88,755,371	$ 43	$826,262	$ —	$(1,308)	$ 31,872	$ 856,869
Comprehensive income:							
Change in unrealized loss on marketable securities	—	—	—	—	415	—	415
Changes in cumulative translation adjustment	—	—	—	—	326	—	326
Change in unrealized gain on hedging securities	—	—	—	—	12	—	12
Net income	—	—	—	—	—	71,924	71,924
Total comprehensive income							72,677
Issuance of stock for Circa acquisition earn-out	295,088	—	—	—	—	—	—
Exercise of stock options under stock option plan	4,831,655	2	81,079	—	—	—	81,081
Shares purchased under employee stock purchase plan	407,513	—	6,227	—	—	—	6,227
Purchase and retirement of common stock at cost	(4,821,632)	(2)	(39,247)	—	—	(64,375)	(103,624)
Stock-based compensation	—	—	23,288	—	—	—	23,288
Tax benefit from stock option activity	—	—	10,202	—	—	—	10,202
Balances, December 31, 2006	89,467,995	$ 43	$907,811	$ —	$ (555)	$ 39,421	$ 946,720

The accompanying notes are an integral part of these consolidated financial statements.

POLYCOM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 71,924	$ 62,745	$ 35,349
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain from sale of discontinued operations, net of taxes	—	(384)	(477)
Depreciation and amortization	21,035	20,720	19,971
Amortization and impairment of purchased intangibles	7,452	8,790	20,521
Provision for (benefit from) doubtful accounts	120	—	(210)
Provision for (benefit from) excess and obsolete inventories	1,306	(731)	(202)
Non-cash stock based compensation	23,288	—	—
Excess tax benefit from stock based compensation	(10,246)	—	—
Tax benefit from exercise of stock options	—	1,408	6,530
(Gain) loss on strategic investments	(176)	(2,908)	12
Amortization of unearned stock-based compensation	—	35	214
Purchase of in-process research and development	—	300	4,600
Loss on asset dispositions	116	367	513
Changes in assets and liabilities, net of the effect of acquisitions:			
Trade receivables	(9,774)	(6,447)	(17,297)
Inventories	(3,568)	(16,290)	614
Deferred taxes	9,264	20,916	423
Prepaid expenses and other current assets	(4,783)	6,341	(2,837)
Accounts payable	6,720	209	8,324
Taxes payable	9,139	7,899	2,257
Other accrued liabilities	25,869	14,414	1,272
Net cash provided by operating activities	147,686	117,384	79,577
Cash flows from investing activities:			
Purchases of property and equipment	(23,475)	(16,758)	(19,285)
Purchases of investments	(660,668)	(458,806)	(561,755)
Proceeds from sale and maturity of investments	669,812	631,673	556,453
Proceeds received from sale of discontinued operations	—	604	751
Net cash paid in purchase acquisitions	(188)	(8,648)	(94,993)
Net cash provided by (used in) investing activities	(14,519)	148,065	(118,829)
Cash flows from financing activities:			
Proceeds from issuance of common stock under employee option and stock purchase plans	87,304	11,458	33,816
Purchase and retirement of common stock	(103,620)	(183,967)	(52,545)
Excess tax benefit from stock based compensation	10,246	—	—
Net cash used in financing activities	(6,070)	(172,509)	(18,729)
Net increase (decrease) in cash and cash equivalents	127,097	92,940	(57,981)
Cash and cash equivalents, beginning of period	189,271	96,331	154,312
Cash and cash equivalents, end of period	$ 316,368	$ 189,271	$ 96,331
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 288	$ 180	$ 228
Cash paid for income taxes	$ 13,439	$ 5,016	$ 6,101

The accompanying notes are an integral part of these consolidated financial statements.

POLYCOM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business:

Polycom is a leading global provider of a line of high-quality, easy-to-use communications equipment that enables enterprise users to more effectively conduct video, voice, data and web communications.

Principles of Accounting and Consolidation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications:

Certain previously reported amounts have been reclassified to conform to the current year's presentation.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase to be cash equivalents.

Allowance for Doubtful Accounts:

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount, and all other balances on a pooled basis based on historical collection experience. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

Investments:

The Company's short-term and long-term investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. Investments are classified as short-term or long-term based on their original or remaining maturities and whether the securities represent the investment of funds available for current operations. Nearly all investments are held at a limited number of major financial institutions in the Company's name. At December 31, 2006 and 2005 all of the Company's investments were classified as available-for-sale and are carried at fair value based on quoted market prices at the end of the reporting period. Unrealized gains and losses are recorded as a separate component of cumulative other comprehensive income (loss) in stockholder's equity. If these investments are sold at a loss or are considered to

have other than temporarily declined in value, a charge to operations is recorded. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in interest income, net.

For strategic reasons, the Company has made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. The Company reviews these investments for impairment when events or changes in circumstances indicate that impairment may exist and makes appropriate reductions in carrying value, if necessary. The Company evaluates a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecasted earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired.

Inventories:

Inventories are valued at the lower of cost or market with cost computed on a first-in, first-out (FIFO) basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. The Company records write downs for excess and obsolete inventory equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future product life-cycles, product demand and market conditions. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are three to thirteen years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three to thirteen years. Disposals of capital equipment are recorded by removing the costs and accumulated depreciation from the accounts and gains or losses on disposals are included in the results of operations.

Goodwill:

Goodwill is not amortized but is regularly reviewed for potential impairment. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company's reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities.

Impairment of Long-Lived Assets:

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from several months to eight years. Purchased intangible assets determined to have indefinite useful lives are not amortized. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Guarantees:

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold. In the case of hardware manufactured by the Company, warranties generally start from the date of purchase and continue for one to three years depending on the product purchased. Software products generally carry a 90-day warranty from the date of purchase. The Company's liability under warranties on software products is to provide a corrected copy of any portion of the software found not to be in substantial compliance with the agreed upon specifications. Factors that affect the Company's warranty obligation include product failure rates, material usage and service delivery costs incurred in correcting product failures. The Company assesses the adequacy of the recorded warranty liabilities every quarter and makes adjustments to the liability if necessary.

Changes in the warranty obligation, which is included as a component of "Other accrued liabilities" on the Consolidated Balance Sheets, during the period are as follows (in thousands):

	December 31, 2006	December 31, 2005
Balance at beginning of year	$ 8,053	$ 8,823
Accruals for warranties issued during the year	12,830	11,029
Actual warranty charges incurred during the year	(12,823)	(11,799)
Balance at end of year	$ 8,060	$ 8,053

Deferred Maintenance Revenue

The Company offers maintenance contracts for sale on most of our products which allow for customers to receive service and support in addition to, or subsequent to, the expiration of the contractual product warranty. The Company recognizes the maintenance revenue from these contracts over the life of the service contract.

Changes in deferred maintenance revenue, of which $34.0 million and $26.7 million is short-term and included as a component of "Deferred revenue" as of December 31, 2006 and 2005, respectively; and $18.3 million and $12.1 million is long-term and is included as a component of "Long-term deferred revenue" as of December 31, 2006 and 2005, respectively, on the Consolidated Balance Sheets, are as follows (in thousands):

	December 31, 2006	December 31, 2005
Balance at beginning of year	$ 38,741	$ 26,021
Additions to deferred maintenance revenue	85,688	73,497
Amortization of deferred maintenance revenue	(72,168)	(60,777)
Balance at end of year	$ 52,261	$ 38,741

The cost of providing maintenance services for the years ended December 31, 2006, 2005 and 2004 was $40.4 million, $37.3 million and $34.7 million, respectively.

Officer and Director Indemnifications

As permitted or required under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. These indemnification obligations are valid as long as the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The

maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that mitigates the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

Other Indemnifications

As is customary in the Company's industry, as provided for in local law in the U.S. and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company indemnifies customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of its products and services. In addition, from time to time the Company also provides protection to customers against claims related to undiscovered liabilities, additional product liability or environmental obligations.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, title has transferred, product payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, the Company recognizes extended service revenue on our hardware and software products as the service is performed, generally one to five years.

The Company's video communications and network systems products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to most of these products through maintenance contracts. Accordingly, the Company accounts for revenue for these products in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations.

The Company uses the residual method to recognize revenue when an agreement includes one or more elements to be delivered at a future date. If there is an undelivered element under the arrangement, the Company defers revenue based on vendor-specific objective evidence of the fair value of the undelivered element, as determined by the price charged when the element is sold separately. If vendor-specific objective evidence of fair value does not exist for all undelivered elements, the Company defers all revenue until sufficient evidence exists or all elements have been delivered.

The Company accrues for sales returns and other allowances as a reduction to revenues upon shipment based upon our contractual obligations and historical experience.

Research and Development Expenditures:

Research and development expenditures are charged to operations as incurred and consist primarily of compensation costs, including stock compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and

software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Advertising:

The Company expenses the production costs of advertising as the expenses are incurred. The production costs of advertising consist primarily of trade shows, magazine and radio advertisements, agency fees and other direct production costs. Advertising expense for the years ended December 31, 2006, 2005 and 2004 was $26.1 million, $26.1 million, and $13.8 million, respectively. Commencing in January 2005, the Company made a change to the co-op marketing program that has been provided to its channel partners that resulted in the co-op marketing funds generally being treated as a marketing expense rather than as a revenue reduction as it was in previous years.

Income Taxes:

The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets when, based on available objective evidence, it is more likely than not that the benefit of such assets will not be realized.

Foreign Currency Translation:

The financial statements of the Company's foreign subsidiaries that operate where the functional currency is the U.S. dollar are translated to U.S dollars at year-end exchange rates for monetary assets and liabilities while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation which is translated at historical rates. Foreign exchange gains and losses have not been significant to date and have been recorded in results of operations. The functional currency of DSTMedia Technology Co., Ltd. (DSTMedia), a wholly-owned subsidiary in China, is the Chinese Yuan (CNY). Adjustments resulting from translating the foreign currency financial statements of DSTMedia into the U.S. dollar are included as a separate component of "Cumulative other comprehensive income (loss)."

Derivative Instruments:

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For derivative instruments designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a separate component of cumulative other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. The Company does not hold or issue derivative financial instruments for speculative trading purposes. The Company enters into derivatives only with counterparties that are among the largest U.S. banks, ranked by assets, in order to minimize its credit risk.

Computation of Net Income Per Share From Continuing Operations:

Basic net income per share from continuing operations is computed by dividing net income from continuing operations by the weighted average number of common shares outstanding for the period less common stock subject to repurchase. Diluted net income per share from continuing operations reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options and

warrants outstanding and shares of common stock subject to repurchase. Potentially dilutive shares (including shares of common stock which are subject to repurchase) are excluded from the computation of diluted net income per share from continuing operations when their effect is antidilutive.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Estimated fair values of short-term and long-term investments are based on quoted market prices for the same or similar instruments.

Stock Based Compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including equity awards related to the 2004 Equity Incentive Plan ("employee equity awards") and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's Consolidated Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for employee equity awards and employee stock purchases using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company's Consolidated Statements of Operations, other than as related to acquisitions, because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. Stock-based compensation expense related to acquisitions was less than $0.1 million and $0.2 million for the years ended December 31, 2005 and 2004, respectively.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $23.3 million, which consisted of stock-based compensation expense related to employee equity awards and employee stock purchases.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Consolidated Statements of Operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of

stock-based compensation costs to expense from the accelerated approach to the straight-line method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated approach while compensation expense for all share-based payment awards related to stock options and employee stock purchase rights granted subsequent to December 31, 2005 are recognized using the straight-line method. Compensation expense for all share-based payment awards related to performance shares granted subsequent to December 31, 2005 are recognized using the graded vesting method. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The fair value of share-based payment awards is estimated at the grant date using the Black-Scholes option valuation model. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

On November 10, 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Recent Pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective the first quarter of the Company's 2007 fiscal year. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), "Fair Value Measurements", which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective the first quarter of the Company's 2008 fiscal year with early adoption permitted. The Company has not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on its financial statements.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006.

The adoption of SAB No. 108 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

2. Discontinued operations:

In January 2003, the Company sold to Verilink Corporation ("Verilink") certain fixed assets and intellectual property rights relating to Polycom's network access product line, including Polycom's line of NetEngine integrated devices, for a total of $3.0 million in cash. In accordance with SFAS 144, the results of operations of the Company's network access product line are presented as discontinued, and prior periods have been reclassified, including the reallocation of general overhead charges to the Company's three remaining reporting segments.

The Company recorded net income of $0.3 million in the year ended December 31, 2004, related to the results of operations of the Company's network access product line. This was primarily related to the sale of the NetEngine-related inventories and is included in "Income (loss) from discontinued operations" on the Consolidated Statements of Operations. There was no activity for the years ended December 31, 2006 and 2005.

In accordance with the sale, Verilink paid the Company $0.6 million and $0.7 million related to ten percent of Verilink's revenues from the sale of NetEngine products during the years ended December 31, 2005 and 2004, respectively. The Company recorded an after-tax gain of $0.4 million and $0.5 million as a result of these transactions during the years ended December 31, 2005 and 2004, respectively, which is included in "Gain from sale of discontinued operations" on the Consolidated Statements of Operations.

3. Business Combinations:

On August 25, 2005 the Company acquired DSTMedia Technology Co., Ltd. ("DSTMedia"). On January 5, 2004, the Company acquired Voyant Technologies, Inc. ("Voyant"). The details of each of these acquisitions are presented below. The following table summarizes the Company's purchase price allocations related to its purchase business combination transactions at the time of acquisition (in thousands):

Acquisition Date	Acquired Company	Consideration Paid	In-process R&D Expense	Goodwill	Purchased Intangibles	Fair Value of Net Tangible Assets
August 25, 2005	DSTMedia	$ 10,494	$ 300	$ 6,868	$ 2,200	$ 1,126
January 5, 2004	Voyant	125,170	4,600	71,531	32,200	16,839
Totals		$135,664	$4,900	$78,399	$34,400	$17,965

Additionally, the Company completed the acquisition of MeetU.com, Inc. ("MeetU") during the year ended December 31, 2002. The Company also completed the acquisitions of PictureTel Corporation ("PictureTel"), Atlanta Signal Processors, Inc. ("ASPI"), Circa Communications Ltd. ("Circa") and Accord Networks Ltd. ("Accord") during the year ended December 31, 2001. Changes in goodwill, purchased intangibles, fair value of net tangible assets and unearned stock-based compensation are summarized as follows (in thousands):

	Goodwill	Purchased Intangibles	Fair Value of Net Tangible Assets	Unearned Stock-based Compensation
Balance at December 31, 2004	352,572	26,915	62,075	35
Add: Acquisition of DSTMedia	6,680	2,200	1,126	—
Less: Voyant escrow amount received	(68)	—	(190)	—
Less: Amortization	—	(6,930)	—	(35)
Less: Impairment	—	(1,860)	—	—
Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition	(138)	—	396	—
Foreign currency translation	25	7	—	—
Balance at December 31, 2005	$359,071	$20,332	$63,407	$—
Less: Amortization	—	(6,091)	—	—
Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition	(2,732)	—	2,544	—
Less: Impairment	—	(1,361)	—	—
Add: Additional consideration paid for DSTMedia	188			
Foreign currency translation	228	55	—	—
Balance at December 31, 2006	$356,755	$12,935	$65,951	$—

DSTMedia Technology

On August 25, 2005, the Company acquired DSTMedia, a privately held video solutions company headquartered in Beijing, China. The aggregate consideration for the transaction was $10.5 million, comprised of $7.8 million in cash and $2.7 million in direct acquisition costs. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date with the assistance of an independent appraisal. The Company recorded approximately $6.9 million of goodwill, $2.2 million of identifiable intangible assets, $1.1 million of net tangible assets and $0.3 million of in-process research and development costs in connection with this acquisition. The primary reason for the acquisition and the factors that contributed to the recognition of goodwill relate to DSTMedia's ability to enhance the Company's position in China, Japan and other Asian countries to deliver video networking and low end video solutions. The $0.3 million allocated to in-process research and development was recorded in "Purchased in-process research and development" in the Consolidated Statements of Operations.

In accordance with SFAS 142, goodwill originating from the DSTMedia acquisition will not be amortized. In general, the goodwill is not deductible for tax purposes. Purchased intangible assets are being amortized on a straight-line basis over a period of two to five years. See Note 4 of Notes to Consolidated Financial Statements for additional information on goodwill and purchased intangibles.

DSTMedia shareholders may receive up to an additional $20.0 million of consideration through 2008, payable in cash, based on the achievement of certain financial milestones relating to the operating results of DSTMedia. In addition, DSTMedia shareholders were eligible to receive up to an additional $0.4 million of consideration one year following the closing of the acquisition if certain conditions are met. In the year ended December 31, 2006, the Company paid out $0.2 million in additional consideration related to this obligation. Any additional consideration paid to the DSTMedia shareholders would result in an increase in goodwill.

The following table summarizes the status of the Company's acquisition-related liabilities and integration costs (in thousands):

	Facility Closings	Severance and Related Benefits	Integration Costs, Merger Fees and Expenses
Balance at December 31, 2003	$ 25,687	$ 562	$ 153
Additions to the reserve	459	430	1,394
Release of reserve	(3,936)	(4)	—
Cash payments and other usage	(13,129)	(938)	(1,481)
Balance at December 31, 2004	9,081	50	66
Additions to the reserve	—	—	351
Release of reserve	(3)	(50)	—
Cash payments and other usage	(4,964)	—	(417)
Balance at December 31, 2005	4,114	—	—
Additions to the reserve	—	—	161
Release of reserve	(938)	—	—
Cash payments and other usage	(1,161)	—	(161)
Balance at December 31, 2006	$ 2,015	$ —	$ —

The Company had approximately $2.2 million of acquisition-related reserves classified as other long-term liabilities at December 31, 2005. There were no acquisition-related reserves classified as other long-term liabilities at December 31, 2006. Approximately $2.0 million and $1.9 million at December 31, 2006 and 2005, respectively, of acquisition-related reserves were classified as current liabilities.

Facility closings

In October 2006, the Company entered into a lease amendment for one of its facilities for which it had previously provided a restructuring reserve. The amended lease was at a reduced term which reduced the net future operating expenses related to the idle space. In addition, the Company was able to negotiate reduced local municipal taxes as well as decrease the amount of unoccupied space during the remainder of the lease term, which further reduced the net operating expenses related to the idle space. As a result of the amended agreement, the Company estimated that approximately $0.9 million of the restructuring reserve would no longer be required; therefore in October 2006, this amount was released from the restructuring reserve and recorded as a reduction in goodwill.

In June 2004, the Company entered into a termination agreement and related payment agreement for one of its leases, for which it had previously provided a restructuring reserve, which terminated the lease on all of the unoccupied space as of December 28, 2004. The agreement resulted in an overall reduction in the Company's obligations and acceleration of the termination payments that were previously scheduled through 2008. As a result of these agreements, the Company estimated that approximately $3.9 million of the restructuring reserve would no longer be required; therefore in June 2004, this amount was released from the restructuring reserve and recorded as a reduction in goodwill.

Severance and related benefits

The Company assumed liabilities related to severance totaling $14.4 million from the acquisitions of PictureTel, ASPI, and MeetU, which were fully paid by the end of 2004. As a result of the Voyant acquisition, the Company assumed additional liabilities related to severance totaling $0.4 million, which were paid or released by June 30, 2005.

Additionally, the Company completed the acquisition of MeetU.com, Inc. ("MeetU") during the year ended December 31, 2002. The Company also completed the acquisitions of PictureTel Corporation ("PictureTel"), Atlanta Signal Processors, Inc. ("ASPI"), Circa Communications Ltd. ("Circa") and Accord Networks Ltd. ("Accord") during the year ended December 31, 2001. Changes in goodwill, purchased intangibles, fair value of net tangible assets and unearned stock-based compensation are summarized as follows (in thousands):

	Goodwill	Purchased Intangibles	Fair Value of Net Tangible Assets	Unearned Stock-based Compensation
Balance at December 31, 2004	352,572	26,915	62,075	35
Add: Acquisition of DSTMedia	6,680	2,200	1,126	—
Less: Voyant escrow amount received	(68)	—	(190)	—
Less: Amortization	—	(6,930)	—	(35)
Less: Impairment	—	(1,860)	—	—
Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition	(138)	—	396	—
Foreign currency translation	25	7	—	—
Balance at December 31, 2005	$359,071	$20,332	$63,407	$—
Less: Amortization	—	(6,091)	—	—
Subsequent fair value adjustments to assets acquired and liabilities assumed upon acquisition	(2,732)	—	2,544	—
Less: Impairment	—	(1,361)	—	—
Add: Additional consideration paid for DSTMedia	188			
Foreign currency translation	228	55	—	—
Balance at December 31, 2006	$356,755	$12,935	$65,951	$—

DSTMedia Technology

On August 25, 2005, the Company acquired DSTMedia, a privately held video solutions company headquartered in Beijing, China. The aggregate consideration for the transaction was $10.5 million, comprised of $7.8 million in cash and $2.7 million in direct acquisition costs. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date with the assistance of an independent appraisal. The Company recorded approximately $6.9 million of goodwill, $2.2 million of identifiable intangible assets, $1.1 million of net tangible assets and $0.3 million of in-process research and development costs in connection with this acquisition. The primary reason for the acquisition and the factors that contributed to the recognition of goodwill relate to DSTMedia's ability to enhance the Company's position in China, Japan and other Asian countries to deliver video networking and low end video solutions. The $0.3 million allocated to in-process research and development was recorded in "Purchased in-process research and development" in the Consolidated Statements of Operations.

In accordance with SFAS 142, goodwill originating from the DSTMedia acquisition will not be amortized. In general, the goodwill is not deductible for tax purposes. Purchased intangible assets are being amortized on a straight-line basis over a period of two to five years. See Note 4 of Notes to Consolidated Financial Statements for additional information on goodwill and purchased intangibles.

DSTMedia shareholders may receive up to an additional $20.0 million of consideration through 2008, payable in cash, based on the achievement of certain financial milestones relating to the operating results of DSTMedia. In addition, DSTMedia shareholders were eligible to receive up to an additional $0.4 million of consideration one year following the closing of the acquisition if certain conditions are met. In the year ended December 31, 2006, the Company paid out $0.2 million in additional consideration related to this obligation. Any additional consideration paid to the DSTMedia shareholders would result in an increase in goodwill.

DSTMedia's results of operations have been included in our results of operations since August 25, 2005 in the Company's Video Communications and Network Systems segments. Pro forma results of operations have not been presented as the effects of this acquisition were not material on an individual basis.

Voyant Technologies

On January 5, 2004, the Company completed its acquisition of Voyant Technologies, Inc. ("Voyant") pursuant to the terms of an Agreement and Plan of Merger dated as of November 21, 2003 (the "Merger Agreement"). Voyant designs and delivers group voice communication solutions. The primary reason for the acquisition and the factors that contributed to the recognition of goodwill relate to Voyant's ability to deliver audio bridging capabilities in the network systems space.

Pursuant to the Merger Agreement, Voyant shareholders received $108.9 million in cash. Approximately $12.9 million of the cash was placed into escrow to be held as security for losses incurred by the Company in the event of certain breaches of the representations and warranties covered in the Merger Agreement or certain other events. During the second quarter of 2004, the Company received $0.1 million from the escrow account related to certain working capital adjustments, reducing the purchase consideration from $125.5 million to $125.4 million. During the third quarter of 2004, the Company authorized the release of approximately $1.4 million of the escrow fund to the Voyant shareholders as certain prior sales tax liabilities had been resolved. During the second quarter of 2005, the Company received approximately $0.2 million from the escrow account related to certain losses incurred, reducing the purchase consideration from $125.4 million to $125.2 million. Also during the second quarter of 2005, the Company instructed the escrow agent to release approximately $10.7 million from the escrow fund to the Voyant shareholders. The remaining $0.4 million escrow amount will remain in escrow as security for sales tax liabilities until such liabilities are resolved. Any additional consideration paid to the Voyant shareholders would result in an increase in goodwill. In addition, upon completion of the Merger, options to acquire shares of Voyant common stock outstanding under the terms of the Voyant stock plans were assumed and converted into approximately 1.4 million options to acquire shares of Polycom common stock.

Upon the acquisition, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date based upon an independent appraisal. Voyant is reported as a part of the Company's Network Systems and Services segments.

The accompanying Consolidated Financial Statements reflect a purchase price of approximately $125.2 million, consisting of cash, the fair value of options granted by Polycom in the acquisition, and other costs directly related to the acquisition as follows (in thousands):

Cash	$108,899
Fair value of options	14,079
Direct acquisition costs	2,192
Total consideration	$125,170

For purposes of computing the estimated fair value of options granted, the Black-Scholes option pricing model was used with the following assumptions: fair value of Polycom's stock of $19.69, expected life of 3.2 years, risk free interest rate of 2.37%, expected dividend yield of 0% and volatility of 82%.

The following is a summary of the allocation of the purchase price (in thousands):

Tangible assets:	
Current assets	$ 26,034
Property, plant and equipment	9,064
Other assets	448
Total tangible assets acquired	35,546
Liabilities:	
Current liabilities	(8,998)
Long-term liabilities	(9,709)
Total liabilities assumed	(18,707)
In-process research and development	4,600
Goodwill	71,531
Other intangible assets consisting of:	
Core technology	18,300
Patents	5,400
Customer relationships	4,800
Trade name and trademarks	1,800
Non-competition agreements	1,500
Order backlog	400
Total consideration	$125,170

The amount allocated to in-process research and development was determined by management using an independent appraisal based on established valuation techniques in the high-technology industry and was expensed upon acquisition because the technological feasibility had not been established and no future alternative uses existed. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the in-process research and development. The estimated net free cash flows generated by the in-process research and development projects were discounted at rates ranging from 35 to 40 percent in relation to the stage of completion and the technical risks associated with achieving technology feasibility. The $4.6 million allocated to in-process research and development was recorded in "Purchased in-process research and development" in the Consolidated Statements of Operations.

In accordance with SFAS 142, goodwill originating from the Voyant acquisition will not be amortized. In general, the goodwill is not deductible for tax purposes. Purchased intangible assets are being amortized on a straight-line basis over a period of three months to eight years. See Note 4 of Notes to Consolidated Financial Statements for additional information on goodwill and purchased intangibles.

The purchase price allocation presented in the table above was final on January 5, 2005, except for the resolution of certain earn-out contingency payments which would result in an increase in total consideration paid in the period the earn-out is achieved and a corresponding adjustment to goodwill.

Voyant's results of operations have been included in our results of operations since January 5, 2004 in the Company's Network Systems and Services segments.

4. Goodwill and Purchased Intangibles:

The following table presents details of the Company's goodwill by segment (in thousands):

	Video Communications	Voice Communications	Network Systems Segment	Services Segment	Total
Balance at December 31, 2004	$241,279	$8,878	$47,444	$54,971	$352,572
Add: Goodwill acquired in the DSTMedia Acquisition	570	—	6,110	—	6,680
Less: Voyant escrow amount received	—	—	(68)	—	(68)
Less: Changes in fair value of liabilities assumed	—	—	(76)	(62)	(138)
Foreign currency translation	—	—	25	—	25
Balance at December 31, 2005	241,849	8,878	53,435	54,909	359,071
Add: Additional consideration paid for DSTMedia	17	—	171	—	188
Less: Changes in fair value of liabilities assumed	(2,254)	21	(167)	(332)	(2,732)
Foreign currency translation	2	—	226	—	228
Balance at December 31, 2006	$239,614	$8,899	$53,665	$54,577	$356,755

The fair value adjustments to assets acquired and liabilities assumed during the year ended December 31, 2006 resulted primarily from revisions to net cost estimates associated with the elimination of redundant facilities, release of certain other pre-acquisition tax contingencies upon settlement of the underlying tax matter and changes in estimates of the fair value of certain PictureTel and DSTMedia assets or liability recorded during the initial purchase price allocation. The increase during 2005 is primarily due to the acquisitions of DSTMedia.

The following table presents details of the Company's total purchased intangible assets as of December 31 (in thousands):

	2006				2005			
Purchased Intangible Assets	Gross Value	Accumulated Amortization	Impairment	Net Value	Gross Value	Accumulated Amortization	Impairment	Net Value
Core and developed technology	$43,578	$(34,887)	$(1,650)	$ 7,041	$43,578	$(31,206)	$(1,650)	$10,722
Patents	14,068	(12,225)	(1,361)	482	14,068	(11,195)	—	2,873
Customer and partner relationships	25,125	(21,921)	—	3,204	25,125	(21,201)	—	3,924
Trade name	3,021	(663)	(150)	2,208	3,021	(462)	(150)	2,409
Other	2,462	(2,402)	(60)	—	2,407	(1,943)	(60)	404
Total	$88,254	$(72,098)	$(3,221)	$12,935	$88,199	$(66,007)	$(1,860)	$20,332

In 2006, 2005 and 2004, the Company recorded amortization expense related to purchased intangibles of $6.1 million, $6.9 million and $20.5 million, respectively, which is included in "Amortization and impairment of purchased intangibles" in the Consolidated Statement of Operations.

Upon adoption of SFAS 142, the Company determined that a purchased trade name intangible of $0.9 million had an indefinite life as the Company expects to generate cash flows related to this asset indefinitely. Consequently, this trade name is no longer amortized but is reviewed for impairment annually or sooner under certain circumstances.

In the fourth quarters of 2006 and 2005, the Company completed its annual goodwill impairment test outlined under SFAS 142 which requires the assessment of goodwill for impairment on an annual basis. The assessment of goodwill impairment was conducted by determining and comparing the fair value of our reporting units, as defined in SFAS 142, to the reporting unit's carrying value as of that date. The fair value was determined using an income approach whereby the fair value of the asset is based on the value of the cash flows that the asset can be expected to generate in the future. These estimated future cash flows were discounted at rates ranging from 14 to 17 percent to arrive at their respective fair values. Based on the results of this impairment test, the Company determined that its goodwill assets were not impaired during 2006 or 2005.

The Company evaluates its purchased intangibles for possible impairment on an ongoing basis. When impairment indicators exist, the Company performs an assessment to determine if the intangible asset has been impaired and to what extent. The assessment of purchased intangibles impairment is conducted by first estimating the undiscounted future cash flows to be generated from the use and eventual disposition of the purchased intangibles and comparing this amount with the carrying value of these assets. If the undiscounted cash flows are less than the carrying amounts, impairment exists and future cash flows are discounted at an appropriate rate and compared to the carrying amounts of the purchased intangibles to determine the amount of the impairment. In the fourth quarter of 2006, we determined that there was a decline in the projected future cash flows from future products that will utilize the technology acquired in the acquisition and performed a formal assessment of the purchased intangibles acquired in the Voyant acquisition. Based on the results of the impairment test, the Company recorded an impairment charge of $1.4 million related to the core technologies and patents that were part of the intangible assets acquired as part of the Voyant acquisition. As a result of a decline in the projected future cash flows from the OCI product line due to its announced discontinuance in the fourth quarter of 2005, the related core and developed technology, trade name and non competition agreement intangibles which were acquired as part of the Voyant acquisition were written down to their fair values at December 31, 2005, which resulted in an impairment charge of $1.9 million in 2005. The impairment charges are recorded in "Amortization and impairment of purchased intangibles" in the Consolidated Statements of Operations. Amortization and impairment of intangibles is not allocated to the Company's segments.

The estimated future amortization expense of purchased intangible assets as of December 31, 2006 is as follows (in thousands):

Year ending December 31,	Amount
2007	$ 4,666
2008	4,522
2009	1,020
2010	1,009
Thereafter	800
Total	$12,017

5. Acquisition-Related Costs and Liabilities:

For the years ended December 31, 2006, 2005 and 2004, the Company recorded a charge to operations of $0.2 million, $0.4 million and $1.4 million, respectively, for acquisition-related integration costs primarily related to the DSTMedia, Voyant and PictureTel acquisitions. These charges include outside financial advisory, legal and accounting services. These charges include the cost of actions designed to improve the Company's combined competitiveness, productivity and future profitability and primarily relate to the elimination of redundant and excess facilities and workforce in the Company's combined businesses and the elimination of redundant assets.

The following table summarizes the status of the Company's acquisition-related liabilities and integration costs (in thousands):

	Facility Closings	Severance and Related Benefits	Integration Costs, Merger Fees and Expenses
Balance at December 31, 2003	$ 25,687	$ 562	$ 153
Additions to the reserve	459	430	1,394
Release of reserve	(3,936)	(4)	—
Cash payments and other usage	(13,129)	(938)	(1,481)
Balance at December 31, 2004	9,081	50	66
Additions to the reserve	—	—	351
Release of reserve	(3)	(50)	—
Cash payments and other usage	(4,964)	—	(417)
Balance at December 31, 2005	4,114	—	—
Additions to the reserve	—	—	161
Release of reserve	(938)	—	—
Cash payments and other usage	(1,161)	—	(161)
Balance at December 31, 2006	$ 2,015	$ —	$ —

The Company had approximately $2.2 million of acquisition-related reserves classified as other long-term liabilities at December 31, 2005. There were no acquisition-related reserves classified as other long-term liabilities at December 31, 2006. Approximately $2.0 million and $1.9 million at December 31, 2006 and 2005, respectively, of acquisition-related reserves were classified as current liabilities.

Facility closings

In October 2006, the Company entered into a lease amendment for one of its facilities for which it had previously provided a restructuring reserve. The amended lease was at a reduced term which reduced the net future operating expenses related to the idle space. In addition, the Company was able to negotiate reduced local municipal taxes as well as decrease the amount of unoccupied space during the remainder of the lease term, which further reduced the net operating expenses related to the idle space. As a result of the amended agreement, the Company estimated that approximately $0.9 million of the restructuring reserve would no longer be required; therefore in October 2006, this amount was released from the restructuring reserve and recorded as a reduction in goodwill.

In June 2004, the Company entered into a termination agreement and related payment agreement for one of its leases, for which it had previously provided a restructuring reserve, which terminated the lease on all of the unoccupied space as of December 28, 2004. The agreement resulted in an overall reduction in the Company's obligations and acceleration of the termination payments that were previously scheduled through 2008. As a result of these agreements, the Company estimated that approximately $3.9 million of the restructuring reserve would no longer be required; therefore in June 2004, this amount was released from the restructuring reserve and recorded as a reduction in goodwill.

Severance and related benefits

The Company assumed liabilities related to severance totaling $14.4 million from the acquisitions of PictureTel, ASPI, and MeetU, which were fully paid by the end of 2004. As a result of the Voyant acquisition, the Company assumed additional liabilities related to severance totaling $0.4 million, which were paid or released by June 30, 2005.

Integration Costs, Merger Fees and Expenses

Merger-related transaction and period expenses for the years ended December 31, 2006, 2005 and 2004 of $0.2 million, $0.4 million and $1.4 million, respectively, principally consisted of financial advisory, accounting, legal and consulting fees, and other direct merger-related expenses incurred in the period.

6. Restructure Costs:

During the third quarter of 2006, management approved a restructuring plan for eliminating or relocating certain positions throughout the Company in order to consolidate certain functions into one location, as well as to relocate the Asia Pacific headquarters from Hong Kong to Singapore. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a charge of approximately $1.9 million in 2006 related to workforce reductions and relocations, which events had been communicated to the impacted employees or incurred during the period. The charge comprised of severance and other employee termination benefits related to these workforce reductions, which impacts less than 3 percent of the Company's employees worldwide, and costs related to relocations that have been incurred as of December 31, 2006. As of December 31, 2006, approximately $0.8 million of the charge remains to be paid out and is expected to be paid out by March 31, 2007. For the employees who will not terminate until the first quarter of 2007 and, in accordance with FAS 146, exceed the minimum retention period (generally 60 days), as well as for remaining costs associated with employee relocation, facilities closures and moving related expenses, which will be recognized when the Company will cease to use the facility or as incurred, a remaining charge of approximately $0.3 million will be recognized through the first quarter of 2007, for a total charge of $2.2 million.

During the first quarter of 2006, management approved a restructuring plan for eliminating certain positions throughout the Company but focused on the sales and general and administrative functions. The resulting actions were intended to streamline and focus the Company's efforts and more properly align its cost structure with its projected revenue streams. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a charge of approximately $0.6 million in 2006 related to workforce reductions, which had been communicated to the impacted employees during the period. The total charge of $0.6 million consisted of severance and other employee termination benefits related to these workforce reductions, which comprised less than 1 percent of the Company's employees worldwide. All remaining payments related to these charges were made by the end of September 30, 2006.

In 2005, management approved a restructuring plan for eliminating or relocating certain positions throughout the Company, but focused on the sales and general and administrative functions. The resulting actions are intended to streamline and focus the Company's efforts and more properly align its cost structure with its projected revenue streams. In accordance with SFAS 146, the Company recorded a charge of approximately $0.7 million for the year ended December 31, 2005. This charge consisted of severance and other employee termination benefits related to these workforce reductions, which comprised less than 1 percent of the employees worldwide. All obligations related to these charges have been paid or released as of December 31, 2005. This charge was partially offset by a release of a remaining reserve that was recorded in 2004 related to the restructuring of the Network Systems segment discussed above, resulting in net restructuring charges for the year of $0.6 million.

In 2004, management approved a restructuring plan for the Network Systems segment. The resulting actions were intended to improve the overall cost structure of the Network Systems segment by focusing resources on strategic areas of the business, streamlining certain engineering efforts and reducing operating expenses. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), the Company recorded a charge of approximately $1.4 million for the year ended December 31, 2004. This charge consisted of severance and other employee termination benefits related to the workforce reductions which comprised less than 3 percent of the Company's employees worldwide. All payments related to these actions have been made.

All restructure charges were recorded in "Restructure costs" in the Consolidated Statements of Operations. The following table summarizes the status of the Company's restructure reserves (in thousands):

	Severance and Related Benefits	Equipment	Total
Balance at December 31, 2003	$ 130	$ —	$ 130
Additions to the reserve	1,050	337	1,387
Cash payments and other usage	(1,159)	(337)	(1,496)
Balance at December 31, 2004	21	—	21
Additions to the reserve	649	—	649
Release of reserve	(16)	—	(16)
Cash payments and other usage	(654)	—	(654)
Balance at December 31, 2005	—	—	—
Additions to the reserve	2,434	—	2,434
Release of reserve	(24)	—	(24)
Cash payments and other usage	(1,639)	—	(1,639)
Balance at December 31, 2006	$ 771	$ —	$ 771

7. Investments:

The Company has investments in debt securities and also has strategic investments in private companies. The classification of these investments are as follows (in thousands):

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Balances at December 31, 2006:				
Investments—Short-term:				
U.S. government securities	$ 27,062	$ 2	$ (50)	$ 27,014
State and local governments	25,113	—	(3)	25,110
Corporate debt securities	106,142	368	(1,289)	105,221
Total investments – short-term	$158,317	$370	$(1,342)	$157,345
Investments—Long-term:				
U.S. government securities	$ 49,049	$ 1	$ (123)	$ 48,927
State and local governments	—	—	—	—
Corporate debt securities	53,345	4	(143)	53,206
Total investments – long-term	$102,394	$ 5	$ (266)	$102,133
Investments – privately—held companies	$ 8,900	$—	$ —	$ 8,900
Balances at December 31, 2005:				
Investments—Short-term:				
U.S. government securities	$ 14,361	$ 3	$ (74)	$ 14,290
State and local governments	18,775	—	—	18,775
Corporate debt securities	55,226	312	(412)	55,126
Total investments – short-term	$ 88,362	$315	$ (486)	$ 88,191
Investments—Long-term:				
U.S. government securities	$115,944	$ 9	$ (950)	$115,003
State and local governments	1,000	—	(5)	995
Corporate debt securities	67,585	—	(641)	66,944
Total investments – long-term	$184,529	$ 9	$(1,596)	$182,942
Investments – privately—held companies	$ 5,900	$—	$ —	$ 5,900

The following table summarizes the fair value and gross unrealized losses of our short and long-term investments with unrealized losses (in thousands), aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005:

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2006						
U.S. government securities	$ 28,327	$ (37)	$37,028	$(136)	$ 65,355	$ (173)
State and local governments	2,232	(3)	—	—	2,232	(3)
Corporate debt securities	111,522	(1,396)	14,704	(36)	126,226	(1,432)
Total Investments	$142,081	$(1,436)	$51,732	$(172)	$193,813	$(1,608)

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2005:						
U.S. government securities	$39,411	$ (391)	$ 79,910	$ (633)	$119,321	$(1,024)
State and local governments	—	—	995	(5)	995	(5)
Corporate debt securities	41,431	(683)	40,088	(370)	81,519	(1,053)
Total Investments	$80,842	$(1,074)	$120,993	$(1,008)	$201,835	$(2,082)

Debt Securities

The Company's short-term and long-term investments are comprised of U.S., state and municipal government obligations and foreign and domestic public corporate debt securities. Investments, other than auction rate securities, are classified as short-term or long-term based on their original or remaining maturities and whether the securities represent the investment of funds available for current operations. Nearly all investments are held at a limited number of major financial institutions in the Company's name. At December 31, 2006 and 2005, all of the Company's investments were classified as available-for-sale and are carried at fair value based on quoted market prices at the end of the reporting period. Unrealized gains and losses are recorded as a separate component of cumulative other comprehensive income in stockholder's equity. If these investments are sold at a loss or are considered to have other than temporarily declined in value, a charge to operations is recorded. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in interest income, net. During 2006 and 2005, the Company recorded gross realized gains of $2.9 million and $1.1 million and gross realized losses of $0.2 million and $0.5 million on the disposal of investments. During 2004, the Company recorded gross realized gains and gross realized losses of less than $0.1 million on the disposal of investments, respectively. The unrealized loss balances in government obligations and public corporate debt securities as of December 31, 2006 were primarily caused by interest rate increases. Because the Company has the ability and intent to hold these debt securities until a recovery of fair value, which may be at maturity, it does not consider these debt securities to be other-than-temporarily impaired at December 31, 2006.

The Company's investment policy limits the concentration of its investments in debt securities to an unlimited amount of U.S. Government and U.S. Government Agencies, a maximum of 4% in a single issuer for all other corporate debt securities and a maximum of 10% in any single money market fund. The policy also limits the percent of our portfolio held in these instruments to a minimum of 20% in U.S. Government and U.S. Government Agencies and no more than 25% to 75% of other corporate debt instruments depending on the debt classification. All of the Company's debt securities must be rated by both Standard and Poor's and Moody's and

must have a high quality credit rating. Because of the nature of the Company's investment policy, the Company does not monitor industry classification of the investments other than commercial bank issues. The Company is in compliance with its investment policy at December 31, 2006.

Private Company Investments

For strategic reasons the Company has made various investments in private companies. The private company investments are carried at cost and written down to fair market value when indications exist that these investments have other than temporarily declined in value. The Company reviews these investments for impairment when events or changes in circumstances indicate that impairment may exist and makes appropriate reductions in carrying value, if necessary. The Company evaluates a number of factors, including price per share of any recent financing, expected timing of additional financing, liquidation preferences, historical and forecast earnings and cash flows, cash burn rate, and technological feasibility of the investee company's products to assess whether or not the investment is impaired. At December 31, 2006 and 2005, these investments had a carrying value of $8.9 million and $5.9 million, respectively, and are recorded in "Other assets" in the Consolidated Balance Sheets. During 2006 and 2005 the Company made investments in two privately held companies totaling $3.0 million and $0.5 million, respectively. A privately held company in which the Company held an investment with a carrying value of $0.4 million was sold, resulting in a gain of $4.5 million in 2005 and a gain of $0.2 million in 2006 when the final escrow was settled. The gain is recorded in the Consolidated Statements of Operations in "Gain (loss) on strategic investments." During 2005, the Company determined that the value of its investment in private companies was impaired and reduced the carrying amount by $1.6 million, which is recorded in the Consolidated Statements of Operations in "Gain (loss) on strategic investments." The Company determined that there was no impairment in 2006 and 2004.

8. Inventories:

Inventories are valued at the lower of cost or market with cost computed on a first-in, first-out ("FIFO") basis. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. Inventories consist of the following (in thousands):

	December 31,	
	2006	2005
Raw materials	$ 3,554	$ 2,741
Work in process	769	386
Finished goods	43,706	42,655
	$48,029	$45,782

9. Property and equipment, net:

Property and equipment, net, consist of the following (in thousands):

		December 31,	
	Estimated useful Life	2006	2005
Computer equipment and software	3 to 5 years	$ 84,699	$ 77,309
Equipment, furniture and fixtures	1 to 5 years	28,328	24,269
Tooling equipment	3 years	10,525	11,667
Leasehold improvements	3 to 13 years	10,902	10,308
		134,454	123,553
Less: Accumulated depreciation and amortization		(95,028)	(88,260)
		$ 39,426	$ 35,293

10. Other Accrued Liabilities:

Other accrued liabilities consist of the following (in thousands):

	December 31,	
	2006	2005
Accrued expenses	$ 8,504	$ 7,268
Accrued Co-op expenses	7,870	5,146
Restructuring and acquisition related reserves	2,786	1,894
Warranty obligations	8,060	8,053
Sales tax payable	3,924	3,862
Employee stock purchase plan withholding	3,288	2,666
Other accrued liabilities	5,348	3,943
	$39,780	$32,832

11. Business Risks and Credit Concentration:

The Company sells products and services which serve the communications equipment market. Substantially all of the Company's revenues are derived from sales of video, voice and network systems products and their related services. Any factor adversely affecting demand or supply for these products or services could materially adversely affect the Company's business and financial performance.

The Company subcontracts the manufacture of its voice and video product lines to Celestica, a third-party contract manufacturer. The Company uses Celestica's facilities in Thailand, China and Singapore, and should there be any disruption in services due to natural disaster, terrorist acts, quarantines or other disruptions associated with infectious diseases, or other similar events, or economic or political difficulties in any of these countries or Asia or any other reason, such disruption would harm its business and results of operations. Also, Celestica's facilities are currently the primary source manufacturer of these products, and if Celestica experiences an interruption in operations or otherwise suffers from capacity constraints, the Company would experience a delay in shipping these products which would have an immediate negative impact on its revenues. As a result, the Company may not be able to meet demand for its products, which could negatively affect revenues in the quarter of the disruption and harm its reputation. In addition, operating in the international environment exposes the Company to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm its business and results of operations.

The Company's cash, cash equivalents and investments are maintained with a limited number of investment management companies and commercial banks and their international affiliates, and are invested in the form of demand deposit accounts, money market accounts, corporate debt securities and government securities. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

The Company markets its products to distributors and end-users throughout the world. Management performs ongoing credit evaluations of the Company's customers and maintains an allowance for potential credit losses. The expansion of Polycom's product offerings may increase the Company's credit risk as customers place larger orders for initial stocking orders. There can be no assurance that the Company's credit loss experience will remain at or near historic levels. At December 31, 2006 and 2005, no single customer accounted for more than 10% of gross accounts receivable.

The Company has purchased licenses for technology incorporated in its products. The value of these long-term assets is monitored for any impairment and if it is determined that a write-down is necessary, this charge could have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

12. Commitments and Contingencies:

Litigation:

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. The Company expects that the number and significance of these matters will increase as business expands. In particular, the Company expects to face an increasing number of patent and other intellectual property claims as the number of products and competitors in Polycom's industry grows and the functionality of video, voice, data and web conferencing products overlap. Any claims or proceedings against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require the Company to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to the Company or at all. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Company's financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and the Company's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, liquidity and results of operations for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

Standby Letters of Credit:

The Company has standby letters of credit totaling approximately $1.5 million which were issued to guarantee certain of the Company's office lease obligations and other contractual obligations.

License Agreements:

The Company enters into various license agreements in the normal course of business and the cost of these agreements are amortized over the expected life of the respective agreements. The cost of these agreements and the amounts amortized in the years presented, both combined and individually, are not significant.

Contingent Consideration from Acquisitions:

See Note 3 of Notes to Consolidated Financial Statements regarding contingent consideration from acquisitions.

Leases:

The Company leases certain office facilities and equipment under noncancelable operating leases expiring between 2007 and 2017. As of December 31, 2006, the following future minimum lease payments, net of estimated sublease income are due under the current lease obligations. In addition to these minimum lease payments, the Company is contractually obligated under the majority of its operating leases to pay certain operating expenses during the term of the lease such as maintenance, taxes and insurance. This table excludes leases expiring or subject to cancellation within twelve months subsequent to December 31, 2006 (in thousands):

	Gross Minimum Lease Payments	Estimated Sublease Receipts	Net Minimum Lease Payments
Year ending December 31,			
2007	$11,814	$(519)	11,295
2008	8,201	(30)	8,171
2009	7,527	—	7,527
2010	7,766	—	7,766
2011	7,789	—	7,789
Thereafter	17,049	—	17,049
Total payments	$60,146	$(549)	$59,597

The company is currently headquartered in an approximately 50,000 square foot leased facility in Pleasanton, California. This facility accommodates the executive and administrative operations. The approximately 102,000 square foot leased facility in Milpitas, California houses research and development, manufacturing, marketing, sales and customer support operations for our voice communications business.

The majority of the video communications and service operations are located in an approximately 107,000 square foot leased facility in Andover, Massachusetts and an approximately 62,000 square foot leased facility in Austin, Texas. Network systems operations occupy approximately 47,000 square feet in Petach Tikva, Israel and 32,000 square feet in Atlanta, Georgia, which is also shared with the Company's installed voice business. The audio network systems operations are located in an approximately 64,000 square foot leased facility located in Westminster, Colorado. In addition, the Company leases space in Burnaby, Canada for the VoIP development operation and in Burlington, Massachusetts for the advanced voice development operations.

The Company leases an approximately 55,000 square foot facility in Tracy, California for the North American and Latin American distribution center. Further, the Company utilizes space at the Company's manufacturing contractor in Thailand and its European distribution contractors in the United Kingdom and Netherlands to provide Asian and European distribution and repair centers, respectively.

Within the U.S., the Company leases office space, primarily for sales offices in various metropolitan locations, including: Atlanta, Georgia; Chicago, Illinois; Herndon, Virginia; Irvine, California; New York, New York; and Dallas, Texas. Outside of the U.S, the Company leases offices in several countries, including Australia, Canada, China, France, Germany, Hong Kong, India, Israel, Japan, Korea, Mexico, Netherlands, Peru, Singapore, Spain, Thailand, and the United Kingdom. All facilities are leased pursuant to agreements that expire beginning in 2007 and extend out to 2017.

Rent expense, including the effect of any future rent escalations or rent holiday periods, is recognized on a straight-line basis over the term of the lease which is deemed to commence upon the Company gaining access and control of the facility. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $18.3 million, $17.4 million and $17.8 million, respectively. The short-term deferred lease obligation included in other accrued liabilities was $0.4 million and $0.5 million as of December 31, 2006 and 2005, respectively. The long-term deferred lease obligation included in other long-term liabilities was $2.1 million and $2.2 million as of December 31, 2006 and 2005, respectively. In the event the Company does not exercise its option to extend the term of any of its leases, or if any of its leases expire, the Company will likely incur certain costs to restore the properties to conditions in place at the time of commencement of the lease. The Company is unable to estimate the fair value of these restoration costs as these costs cannot be determined until the end of the lease term and at times can be based on the landlord's discretion and subsequent negotiations between the landlord and the Company.

13. Credit Arrangements:

The Company has available a $25 million revolving line of credit with a bank under an agreement dated December 3, 2005. Borrowings under the line are unsecured and bear interest at the bank's prime rate (8.25% at December 31, 2006) or at the London interbank offered rate (LIBOR) plus 0.65% (approximately 5.32% to 5.36%, depending on the term of the borrowings at December 31, 2006). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line of credit expires on December 3, 2007.

As of December 31, 2006, there were no balances outstanding under the line of credit; however, the Company has outstanding letters of credit which total approximately $1.5 million at December 31, 2006, of which $1.3 million are secured by this line of credit. The Company was in compliance with all applicable financial covenants and restrictions for the periods presented.

14. Stockholders' Equity:

On January 1, 2006, the Company adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based upon estimated fair values. As a result of adopting SFAS 123(R), income before income taxes and net income for the year ended December 31, 2006 were $23.3 million lower and $16.3 million lower, respectively. The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was a reduction of $0.18 per share. The following table summarizes stock-based compensation expense recorded under SFAS 123(R) for the year ended December 31, 2006 and its allocation within the Consolidated Statements of Operations (in thousands):

	December 31, 2006
Cost of sales—product	$ 1,474
Cost of sales—service	1,734
Stock-based compensation expense included in cost of sales	3,208
Sales and marketing	6,768
Research and development	7,311
General and administrative	6,001
Stock-based compensation expense included in operating expenses	20,080
Stock-based compensation expense related to employee equity awards and employee stock purchases	23,288
Tax benefit	6,986
Stock-based compensation expense related to employee equity awards and employee stock purchases, net of tax	$16,302

Prior to adopting FAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in our statements of cash flows. FAS 123(R) requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. As a result of adopting FAS 123(R), $10.2 million of excess tax benefits for the year ended December 31, 2006 have been classified as a financing cash inflow.

There was no stock-based compensation expense recognized for the years ended December 31, 2005 and 2004 except as it related to acquisitions. Stock-based compensation expense related to acquisitions was less than $0.1 million and $0.2 million for the years ended December 31, 2005 and 2004, respectively. Stock-based compensation expense is not allocated to segments because it is separately maintained at the corporate level.

Stock-based compensation expense, net of tax in the table above, includes the effects of new U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses.

The Company elected not to capitalize any stock-based compensation during the year ended December 31, 2006 due to these amounts being immaterial.

Valuation Assumptions:

In connection with the adoption of SFAS 123(R), the Company reassessed its valuation technique and related assumptions. The Company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R), SAB 107 and the Company's prior period pro forma disclosures of net earnings, including stock-based compensation expense (determined under a fair value method as prescribed by SFAS 123). The total estimated fair value of options vested in 2006 was $58.9 million. The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2006 was $7.05. The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2006 was $5.44 per share. The fair value of each option and employee stock purchase right grant is estimated on the date of grant using the Black-Scholes option valuation model and is recognized as expense using the straight-line attribution approach with the following weighted-average assumptions:

	December 31,2006	
	Stock Options	Employee Stock Purchase Plan
Expected volatility	36.19%	38.49%
Risk-free interest rate	4.76%	4.88%
Expected dividends	0.0%	0.0%
Expected life (yrs)	3.70	0.49

In 2006, the Company used the implied volatility for one-year traded options on the Company's stock as the expected volatility assumption required in the Black-Scholes model consistent with SFAS 123(R) and SAB 107. Prior to fiscal 2006, the Company had used its historical stock price volatility, in accordance with SFAS 123, for purposes of calculating its pro forma information. The selection of the implied volatility assumption in 2006 was based upon the availability of actively traded options in the Company's stock and the Company's assessment that implied volatility is more representative of future stock price trends than historical volatility.

The risk-free interest rate assumption is based upon published interest rates appropriate for the expected life of the Company's employee stock options and employee stock purchases.

The dividend yield assumption is based on the Company's history of not paying dividends and no future expectations of dividend payouts.

The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

As the stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, such amounts have been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience.

Stock Option Plans:

On June 2, 2004, shareholders approved the 2004 Equity Incentive Plan ("2004 Plan") and reserved for issuance under the Plan 12,500,000 shares, plus all remaining available options from the terminated 1996 Stock Option Plan ("1996 Plan"). To the extent any shares would be returned to the 1996 Plan as a result of expiration, cancellation or forfeiture, those shares instead are added to the reserve of shares available under the 2004 Plan. In addition, the Company assumed 1,354,099 shares under Voyant's 2000 Equity Incentive Plan following the completion of the Voyant acquisition in January 2004.

Under the terms of the 2004 Plan, options may not be granted at prices lower than fair market value at the date of grant. Under the 2004 Plan and prior terminated plans, options granted expire between seven and ten years from the date of grant and are only exercisable upon vesting. The Company settles employee stock option exercises with newly issued common shares.

Options granted under the 2004 Plan and unvested shares outstanding under prior terminated plans generally vest at 25% after completing one year of service to the Company and the remaining amount equally over 36 months until fully vested after four years.

Also available for grant under the 2004 Plan are performance shares. The Compensation Committee of the Board of Directors approved the issuance of performance shares under the 2004 Plan to officers and to certain other employees in February 2006 as a component of the Company's broad-based equity compensation program. Performance shares represent a commitment by the Company to deliver shares of Polycom common stock at a future point in time, subject to the fulfillment by the Company of pre-defined performance criteria. The number of performance shares subject to vesting is determined at the end of a given performance period. If the performance criteria are deemed achieved, 50% of the performance shares will vest on the second anniversary of the grant date and the remaining 50% of the performance shares will vest on the third anniversary of the grant date.

Performance Shares:

During the year ended December 31, 2006, the Company's Compensation Committee of the Board of Directors granted 558,000 target performance shares. During the year ended December 31, 2006, 32,390 target performance shares were forfeited, resulting in a balance of 525,610 target performance shares. For these grants, the performance period was from January 1, 2006 to December 31, 2006. Based upon the Company's actual achievement of certain pre-defined revenue, non-GAAP operating income and/or non-GAAP net income targets during the performance period, the actual number of performance shares subject to vesting for the year ended December 31, 2006 was determined to be 608,474 shares. These performance shares will vest in two equal, annual installments, with 50% vesting on the second anniversary of the grant date and an additional 50% vesting on the third anniversary of the grant date.

The value of these target performance shares was based on the closing market price of the Company's common stock on the date of the award. The total grant date fair value of the performance shares granted during the year December 31, 2006 was $9.8 million after estimated forfeitures. Stock-based compensation cost for performance shares for the year ended December 31, 2006 was $3.5 million. As of December 31, 2006, there was $6.3 million of total unrecognized stock-based compensation costs after estimated forfeitures related to nonvested performance shares granted under the 2004 Plan. That cost is expected to be recognized over an estimated weighted average amortization period of 2 years. The estimated stock compensation expense related to these target performance shares is based upon the outcome that is probable and is assessed quarterly based upon actual year to date performance and other factors. The final measurement of compensation expense will be based upon the grant date fair value for the actual outcome for the performance period. No performance shares vested during the year ended December 31, 2006. Stock-based compensation expense for performance shares is recognized using the graded vesting method.

Activity under the above plans is as follows:

	Shares Available for Grant	Outstanding Options: Number of Shares	Outstanding Options: Weighted Avg Exercise Price	Weighted Avg Contractual Term (Years)	Aggregate Intrinsic Value
Balances, December 31, 2003	3,852,153	12,563,609	$17.18		
Options reserved	13,854,099	—	—		
Options granted	(5,676,379)	5,676,379	$19.77		
Options exercised	—	(2,239,081)	$12.77		
Options canceled	1,155,817	(1,155,817)	$19.78		
Options expired	(42,479)	—	—		
Balances, December 31, 2004	13,143,211	14,845,090	$18.63		
Options granted	(3,896,720)	3,896,720	$16.68		
Options exercised	—	(606,538)	$16.86		
Options canceled	2,360,049	(2,360,049)	$21.75		
Options expired	(667,915)	—	—		
Balances, December 31, 2005	10,938,625	15,775,223	$18.05		
Options granted	(1,678,054)	1,678,054	$21.17		
Performance shares granted	(640,864)	—	—		
Performance shares forfeited	32,390	—	—		
Options exercised	—	(4,831,655)	$16.78		
Options forfeited	756,785	(756,785)	$18.49		
Options expired	(58,983)	—	—		
Balances, December 31, 2006	9,349,899	11,864,837	$19.05		
Options vested and expected to vest as of December 31, 2006(1)	—	11,045,569	$19.08	4.04	$134,276,565

(1) Options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.

The total pre-tax intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $35.2 million, $4.7 million, and $20.6 million, respectively.

As of December 31, 2006, 2005 and 2004, 6,943,985, 9,001,494 and 7,228,429 outstanding options were exercisable at an aggregate average exercise price of $19.39, $18.76 and $19.23, respectively.

The options outstanding and currently exercisable by exercise price at December 31, 2006 are as follows:

Range of Exercise Price	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life (Yrs)	Options Outstanding: Weighted Average Exercise Price	Options Outstanding: Aggregate Intrinsic Value	Options Currently Exercisable: Number Exercisable	Options Currently Exercisable: Weighted Average Remaining Contractual Life (Yrs)	Options Currently Exercisable: Weighted Average Exercise Price	Options Currently Exercisable: Aggregate Intrinsic Value
$0.042-$15.21	1,320,774	2.85	$ 9.89		1,171,483		$ 9.41	
$15.23-$16.70	676,333	4.62	$16.29		322,546		$16.52	
$16.80-$16.80	2,193,075	5.59	$16.80		541,511		$16.80	
$16.81-$17.47	632,202	3.39	$17.33		556,379		$17.37	
$17.55-$17.75	1,266,688	4.70	$17.75		567,506		$17.75	
$18.13-$19.00	763,478	5.79	$18.91		53,884		$18.61	
$19.01-$19.32	1,201,239	2.39	$19.32		1,167,824		$19.32	
$19.50-$21.92	1,215,701	5.18	$20.87		502,082		$20.40	
$21.96-$23.50	1,794,454	2.89	$22.88		1,445,872		$22.98	
$23.68-$50.13	800,893	4.14	$34.54		614,898		$36.52	
	11,864,837	4.16	$19.05	$144.3	6,943,985	3.21	$19.39	$83.6

As of December 31, 2006, total compensation cost related to nonvested stock options not yet recognized was $28.3 million, which is expected to be recognized over the next 24 months on a weighted-average basis.

Prior to the Adoption of FAS 123(R):

Prior to the adoption of SFAS No. 123(R), the Company provided the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures."

Consistent with the disclosure provisions of SFAS 148, the Company's net income and basic and diluted net income per share for years ended December 31, 2005 and 2004 would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended December 31,	
	2005	2004
Net income—as reported	$ 62,745	$ 35,349
Add stock based compensation expensed during the period	35	214
Less stock based compensation expense determined under fair value based method, net of taxes of $7,051 and $8,305 respectively	(18,105)	(20,050)
Net income—pro forma	$ 44,675	$ 15,513
Basic net income per share—as reported	$ 0.66	$ 0.36
Basic net income per share—pro forma	$ 0.47	$ 0.16
Diluted net income per share—as reported	$ 0.65	$ 0.35
Diluted net income per share—pro forma	$ 0.46	$ 0.15

The weighted average fair value of options granted pursuant to the option plans for the years ended December 31, 2005 and 2004 was $6.91 and $9.65 per share, respectively. The weighted average fair value of employee stock purchase rights granted pursuant to the Employee Stock Purchase Plan for the years ended December 31, 2005 and 2004 was $3.90 and $4.16 per share, respectively. The total fair value of shares vested for the years ended December 31, 2005 and 2004 was $24.8 million and $22.2 million, respectively. There were no performance shares issued prior to 2006. The fair value of each option grant was estimated on the date of grant using the multiple option approach and the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,			
	2005		2004	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Expected volatility	52.19%	30.40%	70.98%	48.99%
Risk-free interest rate	4.17%	3.65%	2.55%	1.35%
Expected dividends	0.0%	0.0%	0.0%	0.0%
Expected life (yrs)	3.43	0.49	3.25	0.94

Prior to fiscal 2006, the expected life and expected volatility of the stock options were based upon historical and other economic data trended into the future. Forfeitures of employee stock options were accounted for on an as-incurred basis.

Unearned Stock-based Compensation:

In connection with the acquisitions of Circa and ASPI, the Company recorded unearned stock-based compensation costs for unvested stock options assumed by the Company totaling $1.5 million which was recognized over the vesting period of the options. In connection with certain stock option grants during 1999, the Company recorded unearned stock-based compensation cost totaling $2.4 million which was recognized over the vesting period of the related options of three years. Amortization expense associated with unearned stock compensation totaled less than $0.1 million and $0.2 million in 2005 and 2004, respectively. All amortization of the unearned stock based compensation was complete by March 31, 2005.

Preferred Share Rights Purchase Plan:

In July 1998, the Board of Directors approved a Preferred Shares Rights Agreement, which the Board amended in March 2001 (the "Rights Agreement"). The Rights Agreement is intended to protect stockholders' rights in the event of an unsolicited takeover attempt. It will not interfere with a transaction approved by the Board of Directors. Upon becoming exercisable, each right entitles stockholders to buy 1/1000 of a share of Series A Preferred Stock of the Company at an exercise price of $400.00, subject to adjustment. The rights will be exercisable only if a person or a group (an "Acquiring Person") acquires or announces a tender or exchange offer to acquire 20% or more of the Company's common stock.

In the event that an Acquiring Person acquires 20% or more of the Company's Common Stock (a "Triggering Event"), subject to certain exceptions, each right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of Common Stock having a then current market value equal to two times the exercise price. In addition, in the event that, following a Triggering Event, the Company is acquired in a merger or sells 50% or more of its assets, each right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a then current market value equal to two times the exercise price. The rights are redeemable, at the Company's option, at a price of $0.0025 per right. The Company may also exchange the rights, in whole or in part, for shares of Common Stock under certain circumstances. The rights will expire on the earlier of July 15, 2008, the date of their redemption or exchange, or consummation of a merger, consolidation or asset sale resulting in expiration of the rights.

Share Repurchase Program:

In August 2004, the Board of Directors approved plans to purchase up to 10 million shares of the Company's common stock in the open market. As of December 31, 2005, under this prior plan, the Company had purchased approximately 4.8 million shares in the open market, for cash of $81.8 million. These shares of common stock have been retired and reclassified as authorized and unissued. On August 9, 2005, the Company announced that the Board of Directors had approved a share repurchase plan, which superseded the prior share repurchase plan, under which it would purchase shares with an aggregate value of up to $250 million in the open market from time to time. During the years ended December 31, 2006 and 2005, under both plans, the Company purchased 4.8 million and 11.4 million shares of common stock in the open market for cash of $103.6 million and $184.0 million, respectively. As of December 31, 2006, the Company was authorized to purchase up to an additional $15.7 million of shares in the open market under the 2005 share repurchase plan.

15. Employee Benefits Plans:

401(k) Plans:

The Company has a 401(k) Plan (the Polycom 401(k) Plan), which covers the majority of employees in the United States. Each eligible employee may elect to contribute to the Polycom 401(k) Plan, through payroll deductions, the lesser of 60% of their eligible compensation or $15,000 in 2006, subject to current statutory limitations. The Company does not offer its own stock as an investment option in the Polycom 401(k) Plan. The Company, at the discretion of the Board of Directors, may make matching contributions to the Polycom 401(k) Plan. The Company matches in cash 50% of the first 6% of compensation employees contribute to the Polycom 401(k) Plan, up to a certain maximum per participating employee per year. For fiscal years 2006, 2005 and 2004, the maximum Company cash match has been $1,500 per participating employee per year. The Polycom 401(k) Plan provides that employees who are projected to be age 50 or older by December 31, 2006 and who are have elected to contribute to the Polycom 401(k) Plan may also make a catch-up contribution of up to $5,000.

The Company's contributions to the Polycom 401(k) Plan totaled approximately $1.2 million, $1.1 million and $1.1 million in 2006, 2005 and 2004, respectively.

Employee Stock Purchase Plan:

Under the Employee Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during 6 month offering periods with purchase dates at the end of each offering period (each January and July). The Company has reserved 7,500,000 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions, up to a maximum of 20% of employees' compensation, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the date of the employee's entrance to the offering period or the purchase date. No participant may purchase more than 5,000 shares per Offering or $25,000 worth of common stock in any one calendar year. During 2006, 2005, and 2004, 407,513, 412,509, and 291,040 shares were purchased at average per share prices of $15.28, $14.39 and $17.91, respectively. At December 31, 2006 there were 4,820,500 shares available to be issued under this plan.

Other Benefit Plans:

Under Israeli labor laws and agreements the Company is required to pay severance pay upon dismissal of an employee of the Company's Israeli subsidiaries or upon termination of employment in specified circumstances. Commencing in May 2006, Israeli law established two periods, until April 30, 2006 (initial period) and from May 1, 2006 (remaining period). The Company's severance pay for its employees in Israel is based upon length of service during the initial period and on amounts deposited during the remaining period. For the Initial period, the severance liability is based on the employee's latest monthly salary multiplied by the number of years of employment in the initial period. For the remaining period, the Company is liable only for the funds deposited during the remaining period. The Company funds it's obligation for both the initial and remaining periods through investments in insurance company and pension funds. All funds deposited for periods in the initial period are recorded as an asset on the Consolidated Balance Sheets. Funds deposited for periods in the remaining period are owned by the employee and as such, are not recorded as an asset on the Consolidated Balance Sheets. The net amount of severance pay charged against income totaled approximately $1.3 million, $1.1 million and $1.2 million in 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005 severance pay funded included in other assets was approximately $4.0 million and $3.5 million, respectively, and accrued severance pay included in "Other long-term liabilities" was approximately $6.5 million and $5.7 million, respectively.

The Company is also contributing funds on behalf of its Israeli employees to an individual insurance policy. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and secures a substantial portion of the severance pay, if any, to which the employee is legally entitled upon termination of employment. Each participating employee contributes an amount between 5.0% and 7.0% of the employee's base salary subject to social contributions, and the employer contributes between 5.0% and 7.5% of the employee's base salary subject to social contributions. All of the Company's full-time Israeli employees participate in this benefit package. The net amount of insurance expense charged against income totaled approximately $0.7 million, $0.6 million and $0.5 million in 2006, 2005 and 2004, respectively. The Company also provides some employees with an education fund, to which each participating employee contributes an amount equal to 2.5% of the employee's base salary subject to social contributions up to the statutory cap, and the employer contributes an amount equal to 7.5% of the employee's base salary subject to social contributions up to the statutory cap. Education fund expenses charged against income totaled approximately $0.6 million, $0.6 million and $0.5 million in 2006, 2005 and 2004, respectively.

16. Income Taxes:

Income tax expense consists of the following (in thousands):

	Year ended December 31,		
	2006	2005	2004
Current			
U. S. Federal	$15,558	$17,491	$ 2,812
Foreign	2,843	4,066	4,491
State and local	3,170	3,574	1,001
Total current	21,571	25,131	8,304
Deferred			
U. S. Federal	9,117	11,024	7,230
Foreign	(248)	(1,128)	(1,097)
State and local	385	(85)	339
Total deferred	9,254	9,811	6,472
Income tax expense	$30,825	$34,942	$14,776
Discontinued operations and sale thereof	$ —	$ 220	$ 444
Continuing operations	30,825	34,722	14,332
Income tax expense	$30,825	$34,942	$14,776

The sources of income before the provision for income taxes are as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
United States	$ 64,960	$59,584	$16,354
Foreign	37,789	38,103	33,771
Income before provision for income taxes	$102,749	$97,687	$50,125

The Company's tax provision differs from the provision computed using statutory tax rates as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
Federal tax at statutory rate	$35,962	$34,190	$17,544
State taxes, net of federal benefit	2,837	2,051	1,008
In-process research and development	—	—	1,320
Non-deductible share based compensation	2,546	—	—
Foreign income at tax rates different than U.S. rates	(7,586)	(8,247)	(4,545)
Release of foreign taxes accrued in previous years	(1,804)	—	—
Research and development tax credit	(925)	(818)	(824)
Dividend repatriation	—	7,505	—
Other	(205)	261	273
Tax provision	$30,825	$34,942	$14,776

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) are presented below (in thousands):

	2006	2005
Property and equipment, net, principally due to differences in depreciation	$ 2,043	$ 1,819
Capitalized research and development costs	4,880	5,554
Inventory	3,162	2,790
Restructuring reserves	380	679
Other reserves	15,497	15,923
Share based compensation	3,949	—
Net operating and capital loss carryforwards	889	10,853
Tax credit carryforwards	8,592	13,278
Investments	1,698	1,698
Deferred tax asset	41,090	52,594
Acquired intangibles	(1,885)	(4,117)
Net deferred tax asset	$39,205	$48,477

As of December 31, 2006, the Company has tax credit carryovers, and capital loss carryovers of approximately $8.6 million and $2.2 million, respectively. The tax credit carryforwards and capital loss carryovers begin to expire in 2007. A portion of the future utilization of the Company's carryforwards is subject to certain limitations due to a change in ownership that occurred in 1998, 2001 and 2004. Deferred tax assets of approximately $8.4 million as of December 31, 2006 pertain to credit carryforwards resulting from the exercise of employee stock options.

The Company provides for U.S. income taxes on the earnings of foreign subsidiaries unless they are considered permanently invested outside of the U.S. At December 31, 2005, the cumulative amount of earnings upon which U.S. income tax has not been provided is approximately $29.2 million. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

On October 22, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing a dividends received deduction of 85% for certain dividends, as defined in the Act. During the fourth quarter of 2005, the Company distributed $137.5 million in cash from a foreign subsidiary and provided associated income tax expense of $7.5 million.

In accordance with SFAS123(R), which the Company adopted on January 1, 2006, tax savings from expected future deductions based on the expense attributable to various stock option plans are reflected in the federal and state tax provisions for 2006. They are not reflected in those provisions for 2005 and 2004. The reduction of the income taxes payable resulting from the exercise of employee stock options and other employee stock programs that were credited to stockholders' equity were $10.2 million in 2006, $1.4 million in 2005 and $6.5 million in 2004.

The Company has been granted a beneficial tax status by the Israeli tax authorities for income earned in Israel. Under the terms, the company is eligible for significant tax rate reductions for several years following the first year in which the Company has Israeli taxable income after consideration of tax losses carried forward. The Company to date has realized tax savings of approximately $15.4 million. The reduced tax rates, as well as other tax benefits, are conditional upon the Company fulfilling the terms stipulated under the Israeli law for the Encouragement of Capital Investments of 1959. Failure to comply with these conditions may result in cancellation of the benefits in whole or in part.

In December 2006, the Company resolved certain tax uncertainties in foreign tax jurisdictions that resulted in the release of previously accrued taxes totaling $1.8 million.

17. Business Segment Information:

Polycom is a leading global provider of a line of high-quality, easy-to-use communications equipment that enables businesses, telecommunications service providers, and governmental and educational institutions to more effectively conduct video, voice, data and web communications. The Company's offerings are organized along four product lines: Video Communications, Voice Communications, Network Systems, and Services, which are also considered its segments for reporting purposes. The segments are determined in accordance with how management views and evaluates the Company's business and based on the criteria as outlined in FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company previously aggregated Video Communications and Voice Communications into one segment called Communications. In the fourth quarter of 2006, the underlying economic characteristics of these segments no longer met the aggregation criteria and, accordingly, all periods have been reclassified to conform to the current period presentation. A description of the types of products and services provided by each reportable segment is as follows:

Video Communications Segment

Video Communications includes a wide range of video conferencing collaboration products from entry level to professional high definition products to meet the needs of any meeting room, from small offices to large boardrooms and auditoriums.

Voice Communications Segment

Voice Communications includes a wide range of voice communications products that enhance business communications in the conference room, on the desktop and in mobile applications.

Network Systems Segment

Network Systems products provide a broad range of network infrastructure hardware and software to facilitate video, voice and data conferencing and collaboration to businesses, telecommunications service providers, and governmental and educational institutions.

Services Segment

Service is comprised of a wide range of service and support offerings to resellers and directly to some end-user customers. The Company's service offerings include: maintenance programs; integration services consisting of consulting, education, design and project management services; consulting services consisting of planning and needs analysis for end-users; design services, such as room design and custom solutions; and project management, installation and training.

Segment Revenue and Profit

A significant portion of each segment's expenses arise from shared services and infrastructure that Polycom has historically allocated to the segments in order to realize economies of scale and to use resources efficiently. These expenses include information technology services, facilities and other infrastructure costs.

Segment Data

The results of the reportable segments are derived directly from Polycom's management reporting system. The results are based on Polycom's method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Management measures the performance of each segment based on several metrics, including contribution margin as defined below.

Asset data, with the exception of inventory, is not reviewed by management at the segment level. All of the products and services within the respective segments are generally considered similar in nature, and therefore a separate disclosure of similar classes of products and services below the segment level is not presented.

Financial information for each reportable segment is as follows as of and for the fiscal years ended December 31, 2006, 2005 and 2004 (in thousands):

	Video Communications	Voice Communications	Network Systems	Services	Total
2006:					
Revenue	$327,549	$188,004	$ 85,150	$81,682	$682,385
Contribution margin	165,747	81,885	19,690	33,341	300,663
Inventory	19,997	16,214	6,545	5,293	48,029
2005:					
Revenue	$278,431	$138,828	$ 94,203	$69,197	$580,659
Contribution margin	136,277	65,308	31,391	23,872	256,848
Inventory	22,078	13,121	5,560	5,023	45,782
2004:					
Revenue	$266,868	$107,721	$108,946	$56,717	$540,252
Contribution margin	129,850	49,558	42,550	15,061	237,019
Inventory	11,635	5,142	4,921	6,106	27,804

Segment contribution margin includes all product line segment revenues less the related cost of sales, direct marketing and direct engineering expenses. Management allocates corporate manufacturing costs and some infrastructure costs such as facilities and IT costs in determining segment contribution margin. Contribution margin is used, in part, to evaluate the performance of, and allocate resources to, each of the segments. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include sales costs, marketing costs other than direct marketing, general and administrative costs, such as legal and accounting, stock-based compensation costs, acquisition-related costs, amortization and impairment of purchased intangible assets, purchased in-process research and development costs, litigation reserves and payments, restructuring costs, interest income, net, gain (loss) on strategic investments, and other expense, net.

The reconciliation of segment information to Polycom consolidated totals is as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Segment contribution margin	$ 300,663	$ 256,848	$ 237,019
Corporate and unallocated costs	(186,079)	(165,535)	(145,195)
Stock-based compensation	(23,288)	—	—
Effect of stock-based compensation cost on warranty expense	(404)	—	—
Acquisition related-costs	(161)	(351)	(1,394)
Purchased in-process research and development charges	—	(300)	(4,600)
Amortization and impairment of purchased intangibles	(7,452)	(8,790)	(20,521)
Restructure costs	(2,410)	(633)	(1,387)
Litigation reserves and payments	—	93	(20,951)
Interest income, net	21,164	12,848	7,279
Gain / (loss) on strategic investments	176	2,908	(12)
Other income (expense), net	540	(5)	(1,330)
Total income from continuing operations before provision for income taxes	$ 102,749	$ 97,083	$ 48,908

The Company's revenues are substantially denominated in U.S. dollars and are summarized geographically as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
United States	$365,132	$324,701	$300,776
Canada	22,400	16,290	11,039
Total North America	387,532	340,991	311,815
Europe, Middle East and Africa	151,374	121,060	108,637
Asia	123,192	103,431	108,056
Caribbean and Latin America	20,287	15,177	11,744
Total International	294,853	239,668	228,437
Total revenue	$682,385	$580,659	$540,252

No individual country outside the United States accounted for more than 10% of the Company's revenues in 2006, 2005 or 2004.

The percentage of total revenues by segment were as follows:

	Year ended December 31,		
	2006	2005	2004
Video Communications	48%	48%	49%
Voice Communications	28%	24%	20%
Network Systems	12%	16%	20%
Services	12%	12%	11%
Total revenue	100%	100%	100%

One customer accounted for 10% of the Company's revenues in 2006. No one customer accounted for more than 10% of the Company's revenues in 2005 or 2004.

The Company's fixed assets, net of accumulated depreciation, are located in the following geographical areas (in thousands):

	December 31,	
	2006	2005
North America	$32,566	$29,155
Israel	2,022	2,527
Europe, Middle East and Africa	2,105	1,943
Other	2,733	1,668
Total	$39,426	$35,293

18. Net Income Per Share Disclosures:

A reconciliation of the numerator and denominator of basic and diluted net income per share from continuing operations is provided as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2006	2005	2004
Numerator—basic and diluted net income per share from continuing operations:			
Net income from continuing operations	$71,924	$62,361	$ 34,576
Denominator—basic net income per share from continuing operations:			
Weighted average common stock outstanding	88,419	95,691	99,334
Total shares used in calculation of basic net income per share from continuing operations	88,419	95,691	99,334
Basic net income per share from continuing operations	$ 0.81	$ 0.66	$ 0.36
Denominator—diluted net income per share from continuing operations:			
Denominator—shares used in calculation of basic net income per share from continuing operations	88,419	95,691	99,334
Effect of dilutive securities:			
Common stock options	1,954	1,323	2,684
Total shares used in calculation of diluted net income per share from continuing operations	90,373	97,014	102,018
Diluted net income per share from continuing operations	$ 0.80	$ 0.65	$ 0.35

In 2006, 2005 and 2004, 3,751,089, 11,180,156 and 3,999,591, respectively, of potentially dilutive securities such as stock options and stock subject to repurchase were excluded from the denominator in the computation of "Diluted net income per share from continuing operations" because the option exercise price was greater than the average market price of the common stock.

19. Hedging:

The Company maintains a foreign currency risk management strategy that protects the economic value of the Company from the possible effects of currency fluctuations. This exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company's foreign exchange risk management program focuses on the unpredictability of the foreign exchange markets and seeks to reduce the potentially adverse effect that currency volatility could have on its operating results.

Non-Designated Hedges

The Company hedges its net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that the Company's earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value with changes in the fair value recorded as other income (expense), net. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the assets and liabilities being hedged.

Commencing in the third quarter of 2006, the Company entered into foreign exchange forward contracts denominated in Euros, British Pounds and Israeli Shekels. These hedges do not require special hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). At each reporting period, the fair value of the Company's forward contracts is recorded on the balance sheet, and any fair value adjustments are recorded in other income (expense), net, and are offset by the corresponding gains and

losses on foreign currency denominated assets and liabilities. Fair values of foreign exchange forward contracts are determined using quoted market forward rates. The Company does not enter into foreign currency forward contracts for trading or speculative purposes.

The following table summarizes the Company's notional position by currency, and approximate U.S. dollar equivalent, at December 31, 2006 of the outstanding non-designated hedges, all of which mature in 40 days or less from original purchase date (foreign currency and dollar amounts in thousands):

	Foreign Currency	USD Equivalent	Positions
Euro	2,730	$3,586	Buy
Euro	7,507	$9,936	Sell
British Pound	3,350	$6,538	Sell
Israeli Shekel	20,045	$4,763	Buy

Foreign currency transactions, net of the effect of hedging activity on forward contracts, resulted in net gains of less than $0.8 million and $0.2 million for the years ended December 31, 2006 and 2005, respectively, and a net loss of $0.7 for the year ended December 31, 2004.

Cash Flow Hedges

In the third quarter of 2006, the Company commenced use of foreign exchange forward contracts to hedge certain operational ("cash flow") exposures resulting from changes in foreign currency exchange rates. All foreign exchange contracts are carried at fair value and the maximum duration of foreign exchange forward contracts do not exceed thirteen months. Cash flow exposures result from portions of the Company's forecasted revenues and operating expenses being denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound and Israeli Shekel. It is the Company's policy to enter into foreign exchange contracts to hedge a portion of forecasted revenue and operating expenses that can be confidently quantified and arise from its normal course of business and, accordingly, they are not speculative in nature.

To receive hedge accounting treatment under SFAS 133, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The Company records effective spot to spot changes in these cash flow hedges in cumulative other comprehensive income (loss) until the forecasted transaction occurs. As of December 31, 2006, the Company estimated that all of the existing gains, which are less than $0.1 million, will be reclassified into revenue and operating expenses from accumulated other comprehensive income (loss) within the next twelve months.

The following table summarizes the derivative-related activity in Cumulative other comprehensive loss (amounts in thousands and not tax effected):

	Year Ended December 31, 2006
Balance at September 1, 2006 (inception)	$ —
Net losses reclassified into earnings for revenue hedges	(288)
Net gains reclassified into earnings for operating expense hedges	182
Net increase in fair value of cash flow hedges	118
Balance at December 31, 2006	$ 12

When the forecasted transaction occurs, the Company reclassifies the related gain or loss on the cash flow hedge to revenue or operating expense depending upon the transaction being hedged. During the year ended December 31, 2006, net losses of $0.3 million and net gains of $0.2 million were reclassified from cumulative other comprehensive income (loss) to revenue and operating expense, respectively. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the related hedge gains and losses on the cash flow hedge would be reclassified from cumulative other comprehensive income (loss) to other

income (expense) on the consolidated statement of operations at that time. For the year ended December 31, 2006, there were no such net gains or losses recognized in other income (expense) relating to hedges of forecasted transactions that did not occur.

The Company evaluates hedging effectiveness prospectively and retrospectively and records any ineffective portion of the hedging instruments in other income (expense) on the consolidated statement of operations. The Company did not incur any net gains or losses for cash flow hedges due to hedge ineffectiveness during the year ended December 31, 2006. The time value of derivative instruments is excluded from effectiveness testing and is recorded in other income (expense) each period over the life of the contract. Other income (expense) for the year ended December 31, 2006 included less than $0.1 million net gains representing the excluded time value component of the purchased forward contracts.

The following table summarizes the Company's notional position by currency, and approximate U.S. dollar equivalent, at December 31, 2006 of the outstanding cash flow hedges, all of which are carried at fair value and have maturities of less than 180 days (foreign currency and dollar amounts in thousands):

	Foreign Currency	USD Equivalent	Positions
Euro	1,100	$1,414	Buy
Euro	4,100	$5,269	Sell
British Pound	1,300	$2,460	Buy
British Pound	1,500	$2,838	Sell
Israeli Shekel	5,500	$1,258	Buy

As of December 31, 2006, the Company had a derivative asset of $0.2 million included in "Prepaid expenses and other current assets" and a derivative liability of $0.3 million included in "Other accrued liabilities" in its Consolidated Balance Sheets.

20. Subsequent Event:

On January 5, 2007, the Company completed its acquisition of Destiny Conferencing Corporation (Destiny), a privately held telepresence solutions company headquartered in Dayton, Ohio, pursuant to the terms of an Agreement and Plan of Reorganization, or Reorganization Agreement, dated as of January 5, 2007. Destiny designs and manufactures immersive telepresence solutions. Destiny's telepresence solution already incorporates the Company's videoconferencing products and is the basis of its RPX™ telepresence offering.

Pursuant to the Reorganization Agreement, Destiny shareholders and debtholders received $47.6 million in cash. Approximately $5.2 million of the cash was placed into escrow to be held as security for losses incurred by us in the event of certain breaches of the representations and warranties covered in the Reorganization Agreement or certain other events. Destiny shareholders may receive an additional $10 million of consideration over a two-year period, based on the achievement of certain financial milestones. Destiny will be reported as part of the Company's Video Communications and Services segments.

On February 7, 2007, the Company entered into a definitive agreement pursuant to which it plans to acquire SpectraLink Corporation (SpectraLink). SpectraLink designs, manufactures and sells on-premises wireless telephone systems to customers worldwide that complement existing telephone systems by providing mobile communications in a building or campus environment. SpectraLink wireless telephone systems increase the efficiency of employees by enabling them to remain in telephone contact while moving throughout the workplace. SpectraLink will be reported as part of the Company's Voice Communications and Services segments. Under the terms of the agreement, the Company has commenced a cash tender offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share. This represents an enterprise value of approximately $220 million, which is net of existing cash and debt. The acquisition, which has been approved by the boards of directors of both companies, is also subject to a number of customary closing conditions, including obtaining applicable regulatory approvals. The board of directors of SpectraLink has unanimously recommended that the stockholders of SpectraLink accept the offer. The acquisition is expected to close in the first or second quarter of calendar year 2007.

POLYCOM, INC.
SUPPLEMENTARY FINANCIAL DATA
(Unaudited)
(in thousands, except per share amounts)

	2005				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$137,518	$142,685	$144,404	$156,052	$157,713	$164,955	$173,208	$186,509
Gross profit	$ 86,511	$ 89,033	$ 90,007	$ 95,591	$ 97,224	$101,528	$106,805	$114,904
Net income	$ 16,398	$ 19,992	$ 17,090	$ 9,265	$ 14,032	$ 15,003	$ 17,126	$ 25,763
Basic net income per share	$ 0.17	$ 0.21	$ 0.18	$ 0.10	$ 0.16	$ 0.17	$ 0.19	$ 0.29
Diluted net income per share	$ 0.16	$ 0.20	$ 0.18	$ 0.10	$ 0.16	$ 0.17	$ 0.19	$ 0.28

FINANCIAL STATEMENT SCHEDULE—SCHEDULE II
POLYCOM, INC.
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2006				
Allowance for doubtful accounts	$ 2,208	$ 59	$ 5	$ 2,272
Sales returns and allowances	$22,410	$40,320	$(41,580)	$21,150
Year ended December 31, 2005				
Allowance for doubtful accounts	$ 2,330	$ —	$ (122)	$ 2,208
Sales returns and allowances	$15,087	$30,688	$(23,365)	$22,410
Year ended December 31, 2004				
Allowance for doubtful accounts	$ 2,509	$ 65	$ (244)	$ 2,330
Sales returns and allowances	$10,968	$19,711	$(15,592)	$15,087

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 21, 2003, by and among Polycom, Inc., Voyager Acquisition Corporation and Voyant Technologies, Inc. (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant with the Commission on January 16, 2004).
2.2	Agreement and Plan of Merger, dated as of February 7, 2007, by and among Polycom, Inc., Spyglass Acquisition Corporation and SpectraLink Corporation (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant with the Commission on February 8, 2007).
3.1	Restated Certificate of Incorporation of Polycom, Inc. (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 18, 2003).
3.2	Amended and Restated Bylaws of Polycom, Inc., as amended effective December 13, 2005 (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Commission on December 15, 2005).
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen Common Stock certificate (which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-02296) filed with the Commission on March 12, 1996 (the "1996 S-1")).
4.3	Amended and Restated Investor Rights Agreement, dated May 17, 1995, among the Registrant and the Investors named therein (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's 1996 S-1).
4.4	Preferred Shares Rights Agreement dated as of July 15, 1998 and as amended March 2, 2001, between Polycom, Inc. and Fleet Bank, N.A. F/K/A BankBoston N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by reference to Exhibit 1 to the Registrant's Form 8-A/A filed with the Commission on March 2, 2001).
10.1*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and officers (which is incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2005).
10.2*	The Registrant's 1996 Stock Incentive Plan, as amended (which is incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2006).
10.3*	The Registrant's Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, Registration No. 333-126819, filed with the Commission on July 22, 2005).
10.4	ViaVideo Communications, Inc. 1996 Stock Option/Stock Issuance Plan and related agreements (which are incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-8, Registration No. 333-45351).
10.5	Lease Agreement by and between the Registrant and Trinet Essential Facilities XXVI, dated December 1, 1999, regarding the space located at 1565 Barber Lane, Milpitas, California (which is incorporated herein by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 29, 2000).
10.6	Lease Agreement by and between the Registrant and WJT, LLC, dated February 19, 2001, regarding the space located at 4750 Willow Road, Pleasanton, California (which is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 12, 2001).
10.7*	Accord Networks Ltd. 1995 Employee Share Ownership and Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001).

Exhibit No.	Description
10.8*	Accord Networks Ltd. Share Ownership and Option Plan (2000) and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001).
10.9*	Accord Networks Ltd. 2000 Share Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001).
10.10	Accord Networks Ltd. 2000 Non-Employee Director Stock Option Plan and form of agreement thereunder (which are incorporated herein by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-57778) filed with the Commission on March 28, 2001).
10.11	Circa Communications, Ltd Stock Option Plan and related agreements (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-59820) filed with the Commission on April 30, 2001).
10.12*	Form of Change of Control Severance Agreement with the Chief Executive Officer and Chief Financial Officer of the Registrant, effective as of March 28, 2001 (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 16, 2001).
10.13*	Form of Change of Control Severance Agreement with management of the Registrant other than the Chief Executive Officer and Chief Financial Officer, effective as of March 28, 2001 (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on May 16, 2001).
10.14	Amendment No. 1 to Lease by and between the Registrant and WJT, LLC, dated October 5, 2001, regarding the space located at 4750 Willow Road, Pleasanton, California (which is incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 1, 2002).
10.15	PictureTel Corporation 1998 Acquisition Stock Option Plan and form of Non-Statutory Stock Option (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-72544) filed with the Commission on October 31, 2001).
10.16	Polycom, Inc. 2001 Nonstatutory Stock Option Plan and form of agreement thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2001).
10.17	Atlanta Signal Processors, Incorporated 1997 Incentive Stock Plan and forms of Stock Option Grant, Exercise Agreement and Employee Shareholder Agreement (which are incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (Registration No. 333-76312) filed with the Commission on January 4, 2002).
10.18*	Amended Summary and Rescission of Arrangement between the Registrant and Robert C. Hagerty (which is incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 18, 2003).
10.19*	Form of Severance Agreement between the Registrant and Robert C. Hagerty (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
10.20*	Summary of Arrangement between the Registrant and its Senior Executive Officers (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
10.21*	Polycom, Inc. 2004 Equity Incentive Plan, as amended (which is incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2006).

Exhibit No.	Description
10.22*	Form of Non-employee Director Nonqualified Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004).
10.23*	Form of Non-officer Employee Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004).
10.24*	Form of Officer Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on October 29, 2004).
10.25*	Performance Bonus Plan (which is incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the Commission on May 31, 2005).
10.26	Lease Termination Agreement, dated as of June 18, 2004, by and among I&G Minuteman, L.L.C., PictureTel Corporation and Polycom, Inc. (which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on July 30, 2004)
10.27	Settlement Agreement, made and entered into as of November 12, 2004, by and between Polycom, Inc. and Avistar Communications Corporation, together with its wholly-owned subsidiary Collaboration Properties, Inc. (which is incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K filed with the Commission on March 10, 2005).
10.28*	Form of Officer Performance Share Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Commission on February 13, 2007).
10.29*	Form of Non-officer Performance Share Agreement (which is incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Registrant with the Commission on February 13, 2007).
10.30*	Amendment to Polycom, Inc. 2004 Equity Incentive Plan effective as of February 7, 2007 (which is incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Registrant with the Commission on February 13, 2007).
10.31*	Form of Non-employee Director Restricted Stock Agreement (which is incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Registrant with the Commission on February 13, 2007).
21.1(1)	Subsidiaries of the Registrant.
23.1(1)	Consent of Independent Registered Public Accounting Firm.
24.1(1)	Power of Attorney (included on pages 68 and 69 of this Annual Report on Form 10-K).
31.1(1)	Certification of the President and Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a).
31.2(1)	Certification of the Senior Vice President, Finance and Administration and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(c) and 15d-14(a).
32.1(1)	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan or arrangement.

(1) Filed herewith.

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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction
1414c Inc.	Delaware, USA
Accord Networks Management, Inc.	Georgia, USA
Accord Networks, Inc.	Georgia, USA
A.S.P.I Digital, Inc.	Georgia, USA
Beijing Polycom Communications Products Maintenance Co., Ltd.	Beijing, China
Beijing Bing Fei Communications Technology Co., Ltd.	Beijing, China
DSTMedia Technology Co., Ltd	Beijing, China
Destiny Conferencing Corporation	Delaware, USA
Octave Communications, Inc.	Delaware, USA
PictureTel Audio Holdings Inc.	Massachusetts, USA
PictureTel LLC	Delaware, USA
PictureTel FSC Ltd.	U.S. Virgin Islands
PictureTel International BV	Netherlands
PictureTel International Corporation	Delaware, USA
PictureTel Mexico SA de CV	Mexico
PictureTel Scandinavia AB	Sweden
PictureTel Securities Corporation	Massachusetts, USA
PictureTel Service Corporation	Delaware, USA
PictureTel Venezuela SA	Venezuela
PicTel Videoconferencing Systems Corporation	Delaware, USA
Polycom Canada, Ltd.	Canada
Polycom (Cayman) Inc.	Cayman Islands
Polycom (France), S.A.R.L.	France
Polycom Global Limited	Thailand
Polycom Global Pty Ltd.	Australia
Polycom Global, Inc.	Cayman Islands
Polycom GmbH	Germany
Polycom Hong Kong Limited	Hong Kong
Polycom Israel Ltd.	Israel
Polycom (Italy) S.r.l.	Italy
Polycom (Japan) K.K.	Japan
Polycom (Netherlands) B.V.	Netherlands
Polycom Norway AS	Norway
Polycom Nova Scotia Ltd.	Canada
Polycom Nova Scotia ULC	Canada
Polycom Peru SRL	Peru
Polycom S de RL de CV	Mexico
Polycom Asia Pacific Pte Ltd.	Singapore
Polycom Solutions (Spain) SL	Spain
Polycom Telecomunicacoes do Brasil Ltda.	Brazil
Polycom (United Kingdom) Ltd.	United Kingdom
Polycom WebOffice Holding, Inc.	Delaware, USA
Polycom WebOffice, Inc.	Delaware, USA
Polycom WebOffice Israel, Ltd.	Israel
Polycom (Switzerland) AG	Switzerland
Polyspan NL Antilles N. V.	Netherlands Antilles
Starlight Networks Inc.	California, USA
Voyant Europe, Ltd.	United Kingdom
Voyant Technologies, Inc.	Delaware, USA

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-76356 and 333-97821), in the Registration Statement on Form S-4 (Nos. 333-52232 and 333-63252) and in the Registration Statements on Form S-8 (Nos. 333-45351, 333-43059, 333-86681, 333-93419, 333-46816, 333-57778, 333-59820, 333-61952, 333-72544, 333-73574, 333-76312, 333-89168, 333-108049, 333-112025, 333-116095 and 333-126819) of Polycom, Inc. of our report dated February 26, 2007 relating to the consolidated financial statements, the financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 26, 2007

Exhibit 31.1

CERTIFICATION

I, Robert C. Hagerty, certify that:

1. I have reviewed this annual report on Form 10-K of Polycom, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2007

By: /s/ ROBERT C. HAGERTY
Name: **Robert C. Hagerty**
Title: **President and Chief Executive Officer**

Exhibit 31.2

CERTIFICATION

I, Michael R. Kourey, certify that:

1. I have reviewed this annual report on Form 10-K of Polycom, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2007

By: /s/ MICHAEL R. KOUREY

Name: **Michael R. Kourey**

Title: **Senior Vice President, Finance and Administration and Chief Financial Officer**

Exhibit 32.1

Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Robert C. Hagerty, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Polycom, Inc. on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Polycom, Inc.

February 28, 2007

By: /s/ ROBERT C. HAGERTY
Name: **Robert C. Hagerty**
Title: **President and Chief Executive Officer**

Certification of the Senior Vice President, Finance and Administration and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Michael R. Kourey, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Polycom, Inc. on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Polycom, Inc.

February 28, 2007

By: /s/ MICHAEL R. KOUREY
Name: **Michael R. Kourey**
Title: **Senior Vice President, Finance and Administration and Chief Financial Officer**

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Comparison of Stockholder Return

The stock price performance graph depicted below reflects a comparison of the cumulative total return (change in stock price plus reinvestment dividends) of the Company's Common Stock with the cumulative total returns of the Nasdaq Composite Index and the Morgan Stanley High Technology Index. The performance graph covers the period from December 31, 2001, through the fiscal year ended December 31, 2006.

The graph assumes that $100 was invested on December 31, 2001, in the Company's Common Stock or in each index and that all dividends were reinvested. No cash dividends have been declared on the Company's Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (1)
among Polycom, Inc., the NASDAQ Composite Index
and the Morgan Stanley High Technology Index



(1) The stock price performance shown on the graph is not indicative of future price performance. Information used in the graph was obtained from a third party investment research firm, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information. Although the Company has used the same indices as in previous years, this year the Company obtained the information used in the graph from a different third party investment research firm. Research firms may use alternative methodologies in calculating the cumulative return of an index, which may result in a variance in the graph on a year-over-year basis.

CORPORATE DIRECTORY

BOARD MEMBERS

BETSY S. ATKINS[2][3]
CEO, Baja Corporation LLC
Co-Founder,
Ascend Communications, Inc.

JOHN SEELY BROWN[3]
Former Chief Scientist,
Xerox Corporation
Former Director, Xerox Palo Alto
Research Center

DAVID G. DEWALT[2][4]
CEO and President, McAfee, Inc.

ROBERT C. HAGERTY
Chairman of the Board, CEO, and
President, Polycom, Inc.

DURK I. JAGER[2][3]
Former Chairman, President, and CEO,
The Procter & Gamble Company

JOHN A. KELLEY, JR.[1][3]
Former President and CEO,
McDATA Corporation

MICHAEL R. KOUREY
Senior Vice President, Finance and
Administration, and CFO, Polycom, Inc.

WILLIAM A. OWENS[1][4][5]
Managing Director, AEA Investors
Former CEO and Vice Chairman,
Nortel Networks Corporation

KEVIN T. PARKER[1][4]
President and CEO,
Deltek Systems, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Strategy Committee
(5) Lead Independent Director

EXECUTIVE OFFICERS

ROBERT C. HAGERTY
Chairman of the Board, Chief Executive
Officer, and President

MICHAEL R. KOUREY
Senior Vice President, Finance and
Administration, Chief Financial Officer,
and Director

GENO J. ALISSI
Senior Vice President and General
Manager, Polycom Global Services

SUNIL K. BHALLA
Senior Vice President and General
Manager, Voice Communications

SAYED M. DARWISH
General Counsel, Vice President
and Secretary

LAURA J. DURR
Vice President, Worldwide Controller
and Principal Accounting Officer

JAMES E. ELLETT
Senior Vice President and General
Manager, Video Communications

DAVID R. PHILLIPS
Senior Vice President, Worldwide Sales

JOSEPH A. SIGRIST
Senior Vice President and General
Manager, Network Systems

NON-EXECUTIVE OFFICERS

CHRISTINE L. CAVALLO
Assistant Secretary

BARTUS DE VRIES
Vice President, Worldwide Finance

DONALD J. FLOYD
Vice President, Corporate Governance
and Internal Audit

GARTH B. HOBDEN
Treasurer

STEVEN C. HUEY
Senior Vice President and
Chief Marketing Officer

PHILIP B. KEENAN
Senior Vice President, Strategy and
Solutions Marketing

HANS H. SCHWARZ
Senior Vice President, Technology and
Chief Technology Officer

ROBERT B. STEELE
Vice President, Manufacturing

GARY M. ZIESES
Vice President, Human Resources

CORPORATE AND INVESTOR INFORMATION

Polycom, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be sent without charge upon written request.

Please write:
Investor Relations
Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588
U.S.A.
Tel: 925 924 5907
E-mail: investor@polycom.com
www.polycom.com

STOCK MARKET INFORMATION

Polycom, Inc. stock is quoted daily on The NASDAQ Global Select Market under the symbol PLCM.

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries 781 575 2879
www.computershare.com\equiserve

OUTSIDE LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050
Tel: 650 493 9300

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Ten Almaden Blvd. Suite 1600
San Jose, CA 95113
Tel: 408 817 3700

NORTH AMERICA

WORLDWIDE HEADQUARTERS

Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588
Tel: 925 924 6000 or
1 800 POLYCOM
Fax: 925 924 6100

IN REGION OFFICES

Andover, MA
Atlanta, GA
Austin, TX
Boston, MA
Boulder, CO
Burnaby, BC, Canada
Dallas, TX
Dayton, OH
Herndon, VA
Irvine, CA
Mississauga, ON, Canada
New York, NY
Rosemont, IL
San Jose, CA
Tracy, CA
Westminster, CO

LATIN AMERICA

HEADQUARTERS

Polycom Brazil
Av. das Nações Unidas, 12551 –
Ed. World Trade Center –
17 andar – sala 1718
São Paulo, Brazil
ZIP 04578-903
Tel: +55 11 3443 7941
Fax: +55 11 3443 7618

IN REGION OFFICES

Buenos Aires, Argentina
Lima, Perú
Mexico City, Mexico
Santiago, Chile

EUROPE/MIDDLE EAST/AFRICA

HEADQUARTERS

Polycom (United Kingdom) Ltd.
270 Bath Road
Slough
Berkshire SL1 4DX
United Kingdom
Tel: +44 1753 723 000
Fax: +44 1753 723 010

IN REGION OFFICES

Amsterdam, The Netherlands
Horsens, Denmark
Jessheim, Norway
Madrid, Spain
Milan, Italy
Munich, Germany
Paris, France
Petach-Tikva, Israel
Stockholm, Sweden
Zurich, Switzerland

ASIA PACIFIC

HEADQUARTERS

Polycom Asia Pacific Pte Ltd.
8 Shenton Way
#11-01 Temasek Tower
Singapore
068811
Tel: +65 6389 9200
Fax: +65 6323 3022

IN REGION OFFICES

Beijing, China
Hong Kong
New Delhi, India
Seoul, Korea
Shanghai, China
Sydney, Australia
Tokyo, Japan

For more information on Polycom locations, visit www.polycom.com.

POLYCOM®

©2007 Polycom, Inc. All rights reserved.
Polycom®, the Polycom logo, SoundPoint®, SoundStation VTX 1000®, TOGETHER, GREAT THINGS HAPPEN®, and VoiceStation® are registered trademarks and EyeConnect™, Polycom Communicator™, Polycom HD Voice™, Polycom HDX 9000™, Polycom UltimateHD™, PVX™, RealPresence™, RMX 2000™, RPX™, RSS™, Siren™, StereoSurround™, and VSX™ are trademarks of Polycom, Inc. in the U.S and various countries. All other trademarks are the property of their respective owners.

Except for the historical information contained herein, the matters discussed in this Annual Report include forward looking statements that involve known and unknown risks and uncertainties, including statements regarding Polycom's future financial growth and prospects, Polycom's WEEE compliance timeline, video as the next big application for IP networks, the potential growth of Polycom's new SpectraLink offering, Polycom's ability to continue to deliver through its partners and strategic partnerships, video deployments as a driver for Polycom's network systems business, and Polycom as uniquely positioned to capture growth and market opportunities in 2007 and beyond and for continued top and bottom line growth in 2007. Readers are cautioned that these forward-looking statements are only predictions, which may differ materially from Polycom's actual future events or results, and readers should not place undue reliance on these forward-looking state- risks and uncertainties are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, a copy of which is · the heading "Risk Factors." Readers are also referred to the other periodic reports filed by Polycom with the Securities and Exchange ward-looking statements speak only as of the date hereof. Polycom disclaims any intent or obligation to update these forward-looking state- ıe sole responsibility for their reliance on third party source material included herein in making any decision, including investment decisions.

END